
05009118

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ranbaxy Laboratories Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3821 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/21/05


Destination Discovery...

RANBAX


...towards New Horizons of Wellness



Ranbaxy's mission is to become a Research-based International Pharmaceutical Company, committed to constantly pushing new frontiers of knowledge in pursuit of new horizons of science.



Ranbaxy, India's largest pharmaceutical Company and one of the Top 10 generic pharma players worldwide, is also one of the largest ANDA (Abbreviated New Drug Application) filers with the US FDA. USA is the world's most developed pharmaceutical market and the largest market for Ranbaxy. The Company continues to forecast global sales of US$ 5 Bn in 2012.

Ranbaxy is committed to increase its R&D spend of over 7% of US$ 1 Bn in 2004, to around 10% of its targeted turnover of US$ 2 Bn by 2007. With a state-of-the-art fully operational R&D center housing close to 1000 scientists in three blocks, and a fourth underway, Ranbaxy is fortifying its capabilities in drug discovery, on course towards destination discovery.

- Ranbaxy began operations in France as a Top 10 generic company, after acquiring a wholly-owned subsidiary, RPG (Aventis) SA
- The Company joined the elite club of Billion Dollar Companies, achieving global sales of US$ 1 Bn (on MAT basis) in February 2004
- Ranbaxy received the status of a Five Star Export House by the Directorate General of Foreign Trade (DGFT), India
- Ranbaxy was ranked 9th amongst BT 500 – India's Most Valuable Companies (source : Business Today – November 2004, a leading business magazine)
- Ranbaxy was listed amongst the Top 100 Pharma Companies in the World, and was rated as the 15th Fastest Growing Company (IMS)
- The Company extended the scope of its agreement with the William Jefferson Clinton Foundation to provide drugs for HIV/AIDS to more countries
- Ranbaxy made its first Anti-retroviral (ARV) filing with the US FDA under US President's Emergency Plan for AIDS Relief (PEPFAR)
- The Company implemented Radio Frequency Identification Device (RFID) technology on some of its USA product packs to strengthen its global supply chain and meet customer expectations
- Andrx Corporation in USA, entered into a transfer agreement with Ranbaxy Pharmaceuticals Inc. (RPI), whereby Andrx waived its marketing exclusivity rights to Ranbaxy, in exchange for a share of Ranbaxy's profits resulting from the sales of Fosinopril Sodium and Hydrochlorothiazide Tablets (10 mg / 12.5 mg and 20 mg / 12.5 mg)
- During the year, 29 ANDA filings were made with the US FDA, including 3 PEPFAR ANDA filings, and 16 approvals were obtained
- The first respiratory branded prescription product, Visclair (Mecysteine HCL) 100 mg Tablets, was launched in UK
- Ranbaxy (UK) Limited successfully launched immediate-release Clarithromycin (Tablets, 250 mg and 500 mg and suspension 125 mg / 5 ml & 250 mg / 5 ml) in the UK market
- Ranbaxy Global Consumer Healthcare, the Consumer Healthcare division of Ranbaxy, launched its 'New Age Herbals' range with a basket of 3 new herbal products
- Ranbaxy brands Storvas (Atorvastatin) and Volini entered the list of Top 100 brands of the industry in India
- Revital, the flagship OTC brand of Ranbaxy in India, was ranked No. 16 and captured the highest ever market share of 71.6% (source : ORG-IMS, MAT December 2004)

Notice

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160055, Distt:Ropar (Punjab)

NOTICE is hereby given that the **44th Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Thursday, June 30, 2005,** at **11.00 A.M.** at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali)- 160 062, Punjab, to transact the following business

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2004 and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To declare final dividend on Equity Shares.
3. To appoint a Director in place of Dr. P.S. Joshi who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Mr. Surendra Daulet-Singh who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint a Director in place of Mr. J.W. Balani who retires by rotation and being eligible offers himself for re-appointment.
6. To appoint Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s Walker, Chandiok & Co, retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

7. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED that Mr. Ramesh L. Adige be and is hereby appointed a Director of the Company."

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act) read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Mr. Ramesh L. Adige as Vice President-Corporate Affairs & Global Corporate Communications and Whole-time Director of the Company effective January 18, 2005 with such designation as the Board may decide from time to time for a period of five years subject to superannuation policy of the Company and for payment of remuneration and on terms mentioned below :

   A. Salary : not exceeding Rs. 30 lacs per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

   B. Commission : not exceeding 0.50% of net profit in an accounting year as may be decided by the Board from time to time.

   C. Allowances & Perquisites : In addition to salary and commission, he will be entitled to allowances, perquisites, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance/allowance, membership fees for clubs, hospitalisation and accident insurance, and any other "allowances & perquisites" as per the policy/rules of the Company in force and/or as may be approved by the Board from time to time provided that aggregate value of such allowances & perquisites shall not exceed Rs.60 lacs per annum. "Allowances & perquisites" to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

In addition to the above, he will also be entitled to the following benefits as per policy/rules of the Company in force or as may be approved by the Board from time to time :

(i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits; (v) Encashment of leave and (vi) Long service award.

The Board is authorized to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

D. The total remuneration including allowances & perquisites shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

E. Subject to superintendence, control and direction of the Chief Executive Officer and Managing Director, he shall perform such duties and functions as would be commensurate with his position as Vice President-Corporate Affairs & Global Corporate Communications and Whole-time Director of the Company and as may be delegated to him from time to time.

F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

Or

In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

9. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"RESOLVED that pursuant to provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 including any amendment thereto, the Memorandum and Articles of Association of the Company, the Securities & Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time (hereinafter referred to as "the Guidelines") other applicable laws and subject to such approvals, consents, permissions and sanctions as may be required from appropriate authorities or bodies from time to time, the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors), be and is hereby authorized to create, offer and grant from time to time, upto 40,00,000 (forty lacs) stock options in the aggregate (in case of bonus & rights Issues and split of shares, the aggregate number of stock options would increase in the proportion of bonus & rights and split of shares) to eligible management employees and Directors of the Company under the Employees Stock Option Scheme-2005 (the Scheme) of the Company; each stock option shall be exercisable for one fully paid-up Equity Share on payment to the Company for such shares at price(s) to be determined from time to time in accordance with the Scheme."

"RESOLVED FURTHER that the Board be and is hereby authorized to issue and allot Equity Shares upon exercise of stock options from time to time in accordance with the Scheme."

"RESOLVED FURTHER that the Board be and is hereby authorized to modify or amend any of the terms and conditions of the Scheme as it may deem fit from time to time in its sole and absolute discretion in conformity with provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company and the Guidelines."

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorized to do all such acts, deeds and things and to execute all such deeds, documents, instruments and writings as it may in its sole and absolute discretion deem necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

10. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"RESOLVED that pursuant to provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 including any amendment thereto and the Memorandum and Articles of Association of the Company, the Securities & Exchange Board of India (Employees Stock Option

Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 as amended from time to time (hereinafter referred to as "the Guidelines") and other applicable laws and subject to such approvals, consents, permissions and sanctions as may be required from appropriate authorities or bodies from time to time, the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors), be and is hereby authorized to create, offer and grant from time to time stock options within the aggregate limit of 40 lacs stock options as referred to in Resolution at Serial Number 9 above to eligible management employees and Directors of subsidiary companies of the Company under the Employees Stock Option Scheme-2005 (the "Scheme") of the Company as referred to in Resolution at Serial Number 9 above; each stock option shall be exercisable for one fully paid-up Equity Share on payment to the Company for such shares at price(s) to be determined from time to time in accordance with the Scheme."

"RESOLVED FURTHER that the Board be and is hereby authorized to issue and allot Equity Shares upon exercise of stock options from time to time in accordance with the Scheme."

"RESOLVED FURTHER that the Board be and is hereby authorized to modify or amend any of the terms and conditions of the Scheme as it may deem fit from time to time in its sole and absolute discretion in conformity with provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company and the Guidelines."

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution, the Board be and is hereby authorised to do all such acts, deeds and things and to execute all such deeds, documents, instruments and writings as it may in its sole and absolute discretion deem necessary or expedient and to settle any question, difficulty or doubt that may arise in regard thereto."

11. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"RESOLVED that in accordance with the provisions of Sections 13, 16 and 94 and all other applicable provisions, if any, of the Companies Act, 1956(including any statutory modification or re-enactment thereof for the time being in force), listing agreements entered into by the Company with the stock exchanges and the enabling provisions in that behalf in the Articles of Association of the Company, and subject to such approvals, permissions and sanctions, if any, required from any concerned authorities, the existing Equity Shares of the face value of Rs.10 (Rupees Ten) each in the Share Capital of the Company be and are hereby sub-divided such that each Equity Share of the face value of Rs.10 (Rupees Ten) be sub-divided into 2 (Two) Equity Shares of the face value of Rs. 5 (Rupees Five) each and consequently, the sub-divided Authorised Share Capital of the Company would be Rs.2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 398,000,000 Equity Shares of Rs. 5 each."

"RESOLVED FURTHER that pursuant to the sub-division of the Equity Shares, existing issued, subscribed and paid-up Equity Share Capital comprising 186,095,520 of the face value of Rs. 10 each fully paid-up be and stand sub-divided into 372,191,040 Equity Shares of the face value of Rs. 5 each fully paid-up."

"RESOLVED FURTHER that the Board of Directors of the Company (hereinafter referred to as the "Board" which expression shall also include a Committee thereof) be and are hereby authorized to do all such acts, deeds, matters and things as may in its sole and absolute discretion deem necessary, expedient, usual or proper and to settle any question, doubt or difficulty that may arise in implementation of this Resolution or any other matter incidental or consequential thereto."

12. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"Resolved that for existing Clause V of the Memorandum of Association of the Company, the following Clause be substituted :

Clause V

The Authorised Share Capital of the Company is Rs.2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 398,000,000 Equity Shares of Rs.5 each. Preference Shares shall be entitled for such rate of dividend as may be decided by the Directors of the Company at the time of issue of such shares and shall rank in priority to the Equity Shares including arrears, if any, in the event of winding up of the Company, but shall not be entitled to any further participation in the profits or surplus assets of the Company".

13. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution:**

"Resolved that for existing Article 4 of the Articles of Association of the Company, the following Article be substituted:

Article 4

The Authorised Share Capital of the Company is Rs.2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 398,000,000 Equity Shares of Rs.5 each. Preference Shares shall be entitled for such rate of dividend as may be decided by the Directors of the Company at the time of issue of such shares and shall rank in priority to the Equity Shares including arrears, if any, in the event of winding up of the Company, but shall not be entitled to any further participation in the profits or surplus assets of the Company".

By Order of the Board

Place : New Delhi
Dated : May 16, 2005

S.K. PATAWARI
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.
3. M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the new Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) Tel No. 91-124-5135000, Registered Office at A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160055, Distt.Ropar (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.
4. The Register of Members and Share Transfer Books of the Company will remain closed from Saturday, June 18, 2005 to Thursday, June 30, 2005 (both days inclusive).
5. Final Dividend on Equity Shares as recommended by the Board of Directors for the year ended December 31, 2004, when declared at the Annual General meeting will be paid to the members whose names appear-
   i) as Beneficial Owners as per list to be furnished by the Depositories in respect of the shares held in demat form and
   ii) as Members on the Register of Members of the Company as on June 30, 2005 after giving effect to all valid share transfers in physical form which would be received by the Company upto end of business hours on June 17, 2005.
6. The Company has transferred unclaimed amounts of dividends paid upto 15.01.1998, to the General Revenue Account/Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956.

   Members who have not encashed their dividend warrants within the validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for obtaining payment in lieu of such warrants.
7. The bank account particulars of the members will be printed on the dividend warrants. In respect of shares held in physical form, the bank account particulars should be sent to the Company or Alankit.

   Members holding shares in demat form must give particulars of their bank account to their Depository Participants; the Company or Alankit will not act on any such request received from the members for change in their bank account particulars. Further, instructions given by members for shares held in physical form would not be applicable to the dividend paid on shares also held in demat form.

8. The documents referred to in the proposed resolutions are'available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.
9. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Scheme of the Company is being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolution of the general body will be available for inspection to members at the Meeting.
10. Members seeking any information relating to the Accounts may write to the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for the attention of Mr. S.K. Patawari, Company Secretary at the earliest.
11. Members/proxies should bring the attendance slips duly filled in and signed for attending the meeting.
12. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members who hold shares singly are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective Depository Participants for recording of nomination.
13. Payment of Dividend through ECS :
    a) Members holding shares in physical form are advised to submit particulars of their bank account, viz., name and address of the branch of the bank, 9 digit MICR code of the branch, type of account and account number latest by June 17, 2005, to the Company Secretary at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana).
    b) Members holding shares in demat form are advised to inform the particulars of their bank account to their respective depository participants.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NOS. 7 & 8

Mr. Ramesh L. Adige was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 effective January 18, 2005. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Adige as a Director of the Company.

The Board appointed Mr. Ramesh L. Adige as Vice President-Corporate Affairs & Global Corporate Communications and Whole-time Director of the Company effective January 18, 2005 for a period of five years subject to superannuation policy of the Company.

Mr. Adige aged about 54 years, is a post-graduate in Business Administration (Specialization in Marketing) from the Faculty of Management Studies, University of Delhi and holds a B.E. (Honours) degree from the Birla Institute of Technology and Science (BITS), Pilani. He joined the Company on February 16, 2004 after pursuing a long and successful career in the automotive industry with Fiat India where he functioned as Executive Director. He was the President of the Governing Council of the Automotive Research Association of India, Pune in the year 2002-03 (India's premier automotive research, homologation & validation agency). He was also a member of the Development Council for Automobile & Allied Industries in the Ministry of Industry, Government of India.

In terms of the Articles of Association of the Company, Mr. Adige being a Whole-time Director will not be subject to retirement by rotation.

The remuneration and perquisites as set out in the Resolution are in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

Mr. Adige is a Director of Fortis Healthcare Ltd.

Nature of expertise in specific functional area – Corporate Affairs, Public Affairs, Public Policy & Communications.

The Board recommends the Resolutions for approval of the members.

Mr. Ramesh L. Adige is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Mr. Adige as Whole-time Director and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

ITEM NOS. 9 & 10

The members of the Company at the Annual General Meeting held on June 25, 2003 had authorised the Board of Directors (the Board) to issue up to 40 lacs stock options (one stock option corresponding to one equity share) under Employees Stock Option Scheme-II (Scheme) of the Company. Out of this, the Company has so far granted about 28 lacs Stock Options. Unused Stock Options earmarked under this Scheme will lapse.

Approval of members is now being sought to issue Stock Options upto 40 lacs under the Employees Stock Option Scheme-2005 ("the Scheme") of the Company from time to time.

Main features of the Scheme are as under :

1. Total number of stock options/shares to be issued under the Scheme :

   Upto 40,00,000 (forty lacs) stock options in the aggregate; [(each stock option after it is vested) being exercisable for one fully paid-up Equity Share on payment to the Company at price(s) to be determined in accordance with the Scheme] will be available for being granted to eligible management employees and Directors of the Company and its subsidiaries.

   In case of bonus & rights Issues and split of shares, the aggregate number of stock options would increase in the proportion of bonus & rights and split of shares.

   Vested stock options that lapse due to non-exercise or unvested stock options that get cancelled due to resignation of any employee or for any other reason whatsoever would be available for being re-granted at a future date.

2. Identification of classes of employees entitled to participate under the Scheme of the Company :

   (i) Permanent management employees of the Company working in India or out of India.

   (ii) Directors of the Company whether a Whole-time Director or not.

   (iii) Permanent management employees and Directors of subsidiary companies in India or out of India (hereinafter collectively referred to as "Employee(s)").

   Exclusion

   (i) An Employee who is a promoter or belongs to the promoter group.

   (ii) A Director who either by himself or through relative(s) or through any body corporate, directly or indirectly holds more than 10% of the outstanding Equity Shares of the Company.

3. Requirement of vesting, period of vesting and maximum period within which stock options shall be vested :

   The vesting period shall commence on expiry of one year from the date of grant of stock option(s) and the entitlement to vesting will be in the following graduated scale:

Period of service from the date of grant of stock options	Percentages of stock options that shall vest
End of 12 months	20%
End of 24 months	20%
End of 36 months	20%
End of 48 months	20%
End of 60 months	20%

   Special provisions have been made for vesting of stock options in case of retirement, death and total permanent disability of an Employee.

4. Exercise Price/Pricing Formulae :

   Exercise Price means price payable by the employee for exercising the Stock option granted to him in pursuance of Scheme and that will be the "Market Price" as defined under Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Purchase Scheme) Guidelines, 1999 [SEBI Guidelines] and as may be amended from time to time.

   Presently SEBI Guidelines defines "Market Price" as under :

   "The latest available closing price, prior to the date of the meeting of the Board of Directors in which stock options are granted/shares are issued, on the Stock Exchange on which the shares of the Company are listed. If the shares are listed on more than one Stock Exchange, then the Stock Exchange where there is highest trading volume on the said date shall be considered."

5. Exercise period and process of exercise :

   Stock options granted shall be excercisable till expiry of ten years from the date of their grant and shall lapse upon such expiry.

   Provided that in case an Employee resigns for any reason, the exercise period for all vested stock options shall expire at the end of 90 days from the date of cessation of employment.

   Against each vested stock option, an employee shall be entitled to exercise for one fully paid-up Equity Share on payment to the Company at price(s) to be determined in accordance with the Scheme.

6. Appraisal Process for determination of eligibility of Employees :

   Stock options will be granted on the basis of performance and managerial grade and/or any other criteria as may be approved by the Board/Committee of Directors.

7. Maximum number of stock options to be issued per Employee and in the aggregate:

   The number of stock options that may be granted to Employees under the Scheme shall be determined by the Board/Committee of Directors from time to time within the aggregate limit of 40 lacs stock options; number of stock options to an employee shall not exceed 40,000 stock options in a year.

8. Disclosure and Accounting policies :

   The Company shall comply with the disclosure and accounting policies prescribed by SEBI and with any other applicable regulations.

9. Method of stock option valuation :

   The Company intends to use the intrinsic value method to calculate the employees compensation cost subject to the applicable legal provisions.

   In case the Company calculates the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the stock options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

10. Bonus & Rights Issues and Split of Shares :

    A fair and reasonable adjustment will be made to the number of stock options and/or to the exercise price(s) for bonus & rights issues and for split of shares between the date(s) of grant of stock options and exercise(s) of stock options.

Approval of members is sought in terms of Section 81(1A) of the Companies Act, 1956 and under also in terms of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for issue of Equity Shares of the Company to Employees under the Scheme.

Directors of the Company may be deemed to be interested or concerned in the Resolutions to the extent that Stock options/Equity Shares could be granted/issued to them under the Scheme.

The Board recommends the Resolutions for approval of the members.

ITEM NOS. 11, 12 & 13

The existing Authorised Share Capital of the Company is Rs.2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 199,000,000 Equity Shares of Rs. 10 each. The present issued, subscribed and paid-up capital of the Company is 186,095,520 Equity Shares of Rs.10 each fully paid-up.

It is proposed to re-organise the Authorised Share Capital as well as the Issued, Subscribed and Paid-up Share Capital of the Company by sub-dividing the existing Equity Shares of the face value of Rs 10 (Rupees Ten) each into Equity Shares of the face value of Rs. 5 (Rupees Five) each. Thus, each existing Equity Share of the face value of Rs 10 each is proposed to be sub-divided into 2 Equity Shares of Rs. 5 each.

Accordingly, it is proposed that the existing Issued, Subscribed and Paid-up Share Capital comprising 186,095,520 Equity Shares of Rs.10 each fully paid-up be and stand sub-divided into 372,191,040 Equity Shares of the face value of Rs. 5 (Rupees Five) each fully paid-up and the Authorised Share Capital of the Company be altered from the existing Rs.2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 199,000,000 Equity Shares of Rs. 10 each to Rs. 2,000,000,000 (Rupees Two Hundred Crores) divided into 100,000 Cumulative Redeemable Preference Shares of Rs.100 each and 398,000,000 Equity Shares of Rs. 5 each.

The proposed sub-division of the Equity Shares into shares of smaller denomination as aforesaid would make the Equity Shares of the Company more affordable to the small investors and would enhance the liquidity of shares on the Stock Exchanges. The Record date for the purpose of sub-division will be decided by the Board and will be advised to the Stock Exchanges.

The Board would take all requisite steps in the matter including cancellation of the share certificates held in physical form and issuance of fresh certificates in lieu thereof in accordance with the provisions of the Companies (Issue of Share Certificates) Rules, 1950 and in the case of shareholders who hold the Equity Shares/opt to receive the sub-divided Equity in dematerialisation form, the sub-divided Equity Shares will be credited to the respective beneficiary accounts of the shareholders with their respective Depository Participants.

Consequent upon the proposed sub-division of the Equity Shares, the Memorandum and Articles of Association of the Company is proposed to be amended as set out in Resolution Nos. 12 and 13.

The Board recommends the Resolutions for approval of the members.

The Directors of the Company may be deemed to be interested or concerned in the resolution to the extent of Equity Shares of the Company held by them or by the companies, bodies corporate or trusts of which the Directors of the Company are directors, members or beneficiaries.

By Order of the Board

Place : New Delhi
Dated : May 16, 2005

S.K. PATAWARI
Company Secretary

Brief Resume and other information in respect of Non-Executive Directors seeking re-appointment at the Annual General Meeting :

Dr. P.S. Joshi

Dr. P.S. Joshi aged about 57 years, holds an MBBS degree from Medical College, Amritsar and MD degree in Cardiology & General Medicine from Maulana Azad Medical College, Delhi. He is a member of Royal College of Physicians, UK. He has over 32 years of experience in medical profession in India and abroad. He joined the Board of Directors of the Company in the year 1995.

Dr. Joshi is an eminent Cardiologist and is presently working as Director of Maharaj Sawan Singh Charitable Hospital, Beas (Punjab).

He is Chairman of the Science Committee of the Board of Directors of the Company.

He is a Director of Fortis Healthcare Ltd.

Nature of expertise in specific functional area - Cardiology.

Mr. Surendra Daulet-Singh

Mr. Surendra Daulet-Singh aged about 62 years graduated from the St. Stephens College, Delhi. He joined the Board of Directors of the Company in the year 1997.

He has held senior managerial positions in multinational banks. He is the head of executive search firm, GKR Daulet-Singh.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee
3. Compensation Committee
4. Finance Committee

He is a Director of CGU Dabur Life Insurance Company Ltd., New Delhi and member of its Audit Committee.

Nature of expertise in specific functional area – Human Resources and Commercial Banking

Mr. J.W. Balani

Mr. J.W. Balani aged about 56 years graduated from Broadhembury College in Devon & Somerset, England. He has over 37 years of experience in international marketing. He joined the Board of Directors of the Company in the year 1997.

He is the Vice President and Managing Director of Balani Group of Companies in Spain.

Nature of expertise in specific functional area - International Business.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar - 160 055, Distt. Ropar (Punjab)

ATTENDANCE SLIP

44th Annual General Meeting
June 30, 2005

Folio No. ....
DPID ID ....
Client ID ....

Full Name of the Shareholder/Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER/JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER...
(If Jointholder/Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer/Proxy

Please note that no gifts/Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar - 160 055, Distt. Ropar (Punjab)

PROXY FORM

Folio No. ....
DPID ID ....
Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

in the State of .... as my/ our proxy to vote for me/us and on my/ our behalf at the 44th Annual General Meeting of the Company to be held on **Thursday June 30, 2005 at 11.00 A.M. at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali) - 160 062, Punjab** and at any adjournment thereof.

As WITNESS my/our hand/hands is/are affixed this .... day of .... 2005.
(Date) (Month)

Affix
30 Paise
Revenue
Stamp

Signature..

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 30 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

INFORMATION AS PER SECTION 217 (2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE REPORT OF THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2004

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
A. EMPLOYED THROUGHOUT THE YEAR									
1	AGRAWAL, S.C.	Vice President-Direct Taxation	53	5,302,437	B.COM., LL.B., C.A.	30	02/05/91	DCM Shriram Consolidated Limited / Manager-Taxation	1991
2	AGRAWAL, YOGESH *	Sales Manager - Romania	34	3,541,961	B. Chemistry	13	20/05/99	Sun Pharmaceuticals / Country Manager	1991
3	AHLUWALIA, LALIT	Vice President-Business Finance	53	7,138,706	B.COM., C.A.	28	09/04/01	The Gillette India Limited / Director-Projects	1992
4	ARORA, ANIL KUMAR	Director-Special Projects	53	2,867,002	B.E.(CE), PGDPM&LW, EMS Auditors Course	32	08/04/74	Daurala Chemicals Industries / Chemical Engineer	1972
5	ARORA, LALIT KUMAR	Director-Financial Services	47	3,118,206	B.A.(H)	25	09/12/91	Escorts Limited / Senior Officer Excise	1987
6	ARORA,V.K.	Director-PDR	50	3,434,186	M.PHARM., DIP IN BM	25	05/08/94	Cadila Laboratories Limited / Dy. General Manager (Form. & Devp.)	1992
7	BARSHIKAR, RANJIT G.	Vice President-Global Quality	56	4,195,153	M.Sc. (Bio Chemistry), DCM	33	31/07/02	Lyka Laboratories Limited / GM-QA/R&D-Regu.Affairs	1987
8	BATRA, ALOK *	Country Manager - Ukraine Belt	35	3,169,970	M.Computer Engineering	12	16/08/94	Company Comicon Kiev / Deputy Director	1992
9	BHANDARI, PRABHA (Dr.)	Director-Drug Regulatory Affairs	49	2,885,526	M.Sc.,Ph.D.	20	02/02/89	University of Nottingham, U.K. / Post Doctoral Fellow	1986
10	BHARDWAJ, S.K.	Director-Special Projects	58	3,420,664	M.Sc.	31	01/10/97	Pfizer Limited / Marketing Manager	1993
11	BINDRA, PUSHPINDER	Senior Vice President-Global Manufacturing	56	11,950,363	B.Sc.(ENGG.), M.B.A.	33	15/06/81	Richardson Hindustan Ltd. / Production Executive (Pkg)	1979
12	CHAKRAPANI, KRISHNAN KUMAR *	Finance Manager	41	2,930,400	B.COM., A.C.A.	13	01/09/95	Sky Butterfly Co. Ltd. Thailand / Asstt. Finance Manager	1992
13	CHANDNA, HARISH KUMAR	General Manager-Engineering	54	2,846,537	B.E.(H)	32	04/12/00	Nicholas Piramid Indus. Ltd. / Vice President-Engineering & Projects	1984
14	CHANDRASHEKHAR, T.G. (Dr.)	Director-Analytical Research	42	3,510,013	Ph.D.	17	28/07/95	Torrent Pharmaceuticals Ltd. / Scientist - I Head Anal.Dev.	1992
15	CHAWLA, S.K.	Vice President-Global Internal Audit	54	6,909,242	M.COM., I.C.W.A., P.G.D.B.M.	33	10/07/78	Coal India Limited / Dy.Finance Manager	1976
16	CHROMIEC, PRZEMEK *	Country Manager - Poland	37	2,671,696	Master of Pharmacy	15	01/09/99	Plofca Tarchomin / Head of Sales & Marketing Ambulatory Market	1994
17	DANI, SANJEEV I.	Regional Director-India	45	5,652,700	B.PHARM., M.B.A.	21	01/03/01	Johnson & Johnson Limited / Vice President-Sales & Marketing	1990
18	DAS, V.N.#	Director-Environment, Health & Safety	58	3,055,143	B.TECH., Master of Science	34	18/12/95	Bayer (India) Limited / VP-Corp. Quality, Director-Manufacturing (Agrochemicals)	1983
19	DEO, KESHAV (Dr.)	Associate Director-Custom Synthesis	40	2,429,189	M.Sc., Ph.D.	15	29/08/02	Alembic Limited / Dy.GM-R&D	2000
20	DESAI, AMEET H.	Vice President-Mergers & Acquisitions, Business Planning & Facilities Management	41	6,290,557	B.B.A., M.B.A.	18	05/07/01	Core Healthcare Limited / Vice President-Corporate	1991

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
21	DHANOA, KULWANT SINGH	General Manager-Divisional Human Resources	55	2,627,480	M.A.,DIP.PM&IR	33	15/06/91	Moi Engineering Limited / Manager-Personnel	1984
22	EASWAR, T.L.	Director-Manufacturing	45	2,950,693	B.TECH (Chem.Engg.)	18	12/10/98	Sun Pharmaceuticals Ltd. / General Manager (Operations)	1994
23	GADE, S. M.	Associate Director-Chemical Research	39	2,579,115	M.CHEM.ENG.	18	07/10/92	Indian Organic Chemicals Ltd. / Sr.Officer-Design/ Devp./Projects	1989
24	GANJOO, UDBHAV	Director-Human Resources	45	3,513,126	B.Sc., LL.B., P.G.D.B.M., MSW	21	11/09/97	Turner Mirrison Group / GM(HRD Related functions)	1992
25	GOSWAMI, RAHUL	Vice President-Strategic Material Sourcing & CIO	50	7,348,380	B.COM.(H), P.G.D.M.	27	15/10/79	Bharat Heavy Electricals Ltd. / Accounts Officer	1977
26	GOWRISHANKAR, R. (Dr.)	Vice President-Medical Affairs & Clinical Research	56	2,696,877	M.B.B.S., M.D. (MICRO.)	29	31/07/95	Astra IDL Limited / Medical Controller	1984
27	GUPTA, ANIL KUMAR	Director-Dewas Complex	51	3,580,658	B.TECH, P.G.D.M.	29	28/08/00	Torrent Pharma / Vice President (Ops.)	1999
28	GUPTA, R.C.	Director-Contract Manufacturing	51	2,975,889	B.COM.(H), C.A.	28	28/09/95	Western India Sugar & Chemicals / Executive Director	1992
29	GUPTA, VIJAYESH KUMAR (Dr.)	Strategic Business Unit Head-Ranbaxy C.V.	40	2,438,452	M.B.B.S.,M.D.	13	01/02/94	A.I.I.M.S. / Junior Resident	1991
30	GUPTA, VINAY KUMAR	Director-Production Planning (Pharma)	49	2,670,390	B.PHARM., P.G.D.B.M.	27	25/05/84	Rajasthan Drugs & Pharma Ltd. / Incharge-Prod., Planning & Control	1980
31	JAJU, GOVIND K.	Director-Global Supply Chain	48	4,226,480	B.PHARM., LL.B., DOM	28	04/04/94	Nicholas Piramal (I) Ltd. / Logistics Manager	1991
32	JALALI, R. K. (Dr.)	Director-Medical Affairs and Clinical Research	49	3,021,991	M.B.B.S., M.D.	14	01/04/96	Springdales Hospitals / Consultant Medicine	1995
33	KAPOOR, DINESH *	Country Manager	40	3,816,428	MMM (Marketing)	20	30/10/95	Unisearch Limited / Marketing Planning Manager	1986
34	KAPOOR, K. L.	Director-Diagnostics	55	3,287,952	B.Sc., DIP IN MKTG.	34	01/11/94	Eskayef Limited / Sales Manager, Sp.Product	1970
35	KAUL, S.D.#	Vice President-Corporate Management	47	10,679,237	B.PHARM., P.G.D.M.	24	01/11/84	Roche Pdts Ltd. / Product Manager	1983
36	KHANDURI, C.H. (Dr.)	Associate Director-Chemical Research	45	2,630,670	M.Sc.,M.PHIL, Ph.D.	12	16/12/92	None	–
37	KHANNA, AMAN *	Country Manager - Southern Africa	39	2,511,834	B.Sc. Chemistry	18	15/04/03	Glaxo India Limited / Manager - Exports	1988
38	KOH, OON SIM *	Head - Business Development	39	4,551,948	B.Sc. Pharm (NUS - S'pore)	16	01/09/02	ICM Pharmaceuticals / Sales & Mkt. Director - ASEAN	1999
39	KOHLI, ARUN	Director-Insurance	48	2,740,155	B.A.(H)	28	09/04/96	Jaiprakash Industries Ltd. / Assistant General Manager	1986
40	KOHLI, RANJIT	Director Finance-Global Manufacturing	49	3,483,448	B.COM., C.A.	24	12/12/94	Telephone Cables Limited / General Manager-Corp.Finance	1987
41	KUMAR, AJAY	Director-Contract Manufacturing (Pharma)	50	2,671,948	B.Sc., M.PHARM.	27	09/05/96	Ipca Laboratories Limited / Dy. General Manager (Formulation)	1994
42	KUMAR, NARESH (Dr.)	Vice President-Chemical Manufacturing	52	7,292,088	M.Sc.,Ph.D.	27	20/04/79	Sarabhai Research Centre / Senior-Chemist Research	1977
43	KUMAR, PARVEEN (Dr.)	Director-Fermentation	54	3,063,131	M.Sc., Ph.D.	32	04/03/98	Max-GB Limited / Head & Dy. General Manager-R&D	1993
44	KUMAR, SUNIL	Regional Financial Controller	48	2,648,439	B.A. (ECO), C.A.	23	17/10/01	Bharti Enterprises / VP-Finance & Accounting	1997
45	KUMAR, YATENDRA (Dr.)	Vice President-Chemical Research	49	7,796,718	M.Sc.,Ph.D.	23	29/04/88	University of Michigan Ltd. / Post-doctrol Fellow	1986
46	MADHAVRAO, SHINGATGERI VYAS (Dr.)	Director-Drug Safety Evaluation	46	2,402,756	M.V.Sc (Vat.Path.), Ph.D.	21	29/01/01	Bombay Vet.College / Assistant Professor	1989
47	MAHNA, SANJEEV *	Regional Finance Controller	40	7,178,503	B.COM.,C.A. C.S.	18	15/05/89	S.Surana & Co., Chartered Accountants/C.A.	1986

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
48	MALHOTRA, ATUL	Regional Director-Asia Pacific, Middle East & Head-Global Consumer Healthcare	49	13,739,039	B.TECH.	28	16/04/01	Hindustan Lever Ltd. / Category Development Manager	1976
49	MALHOTRA, MOHIT	General Manager-Global Licensing	35	2,610,769	B.E.(H), MBE	13	01/08/02	The Boston Consulting Group / Consultant	2000
50	MALHOTRA, VISHAL	Vice President-Fermentation and Engineering & Facilities Planning (API)	53	4,287,629	B.TECH.	30	09/09/03	Max India Limited / CEO-Pharmaceuticals	1984
51	MANCHANDA, A.C.	General Manager-Manufacturing	51	2,427,818	M.TECH., DIF	25	07/05/96	Lupin Chemicals Limited / Senior Manager-Production	1992
52	MANCHANDA, O. P.	General Manager-International & Innovation (RGCH)	39	2,992,715	B.V.Sc.& AH, P.G.D.M.	14	20/01/03	Monsanto India Limited / National Sales Manager	1999
53	MEHTA, SUSHIL	Director-Allied Businesses	48	3,941,487	M.Sc. (Microbiology)	24	01/03/01	Becton Dickinson India Ltd. / Business Manager	1996
54	MISHRA, SHIVA KANT (Dr.)	Director-Clinical Research	48	3,460,618	M.Sc.,Ph.D.	21	16/06/94	Panaces Biotec Limited / General Manager	1993
55	MONIF, TAUSIF (Dr.)	Director-Clinical Pharmacology and Pharmacokinetics	41	4,417,026	M.PHARM, Ph.D.	15	30/04/93	C.D.R.I. / Sr.Research Fellow	1989
56	MOOKHTIAR, KASIM A. (Dr.)	Vice President-New Drug Discovery Research	48	14,000,240	MS, Ph.D.	12	03/04/03	Bristol Myers Squibb (BMS) / Director	1992
57	PALLE, VENKATA P. (Dr.)	Associate Director-Medicinal Chemistry	40	2,635,247	M.Sc., Ph.D.	12	15/07/02	CV Therapeutics, CA / Group Leader	1998
58	PAREKH, RAMESH	Vice President-Pharma Manufacturing	54	4,007,910	B.PHARM.	35	19/11/75	Thrifty Stores / Pharmacist	1969
59	PATAWARI, S.K.	Company Secretary	49	4,080,386	M.COM., LL.B.,A.C.S	27	27/12/84	The Institute of Company Secretaries of India / Assistant Director-Research	1981
60	PRASAD, MOHAN (Dr.)	Director-Chemical Research	48	2,737,259	M.Sc., Ph.D.	20	30/03/98	Lupin Laboratories Ltd. / Senior Manager (R&D)	1986
61	PUROHIT, A.K. (Dr.)	Vice President-International Marketing Development	52	5,937,348	M.B.B.S., M.D.	24	31/12/90	Cadila Laboratories / Medical Advisor	1983
62	RAMANATHAN, VIKRAM KRISHNA (Dr.)	Director-Metabolism & Pharmacokinetics (NDDR)	37	2,777,778	B.PHARM., Ph.D.	8	01/09/03	Glaxo Smithkline Pharmaceuticals, USA / Research Senior Investigator	1997
63	RAMASUNDAR, RAM S.	Executive Vice President-Finance & CFO	54	10,689,684	B.COM., C.S., C.A., P.G.D.M.	26	15/10/03	Nipuna Services Ltd., Hyderabad / Chief Operating Officer	2003
64	RAMPAL, ASHOK KUMAR	Vice President-Pharma Research & NDDS	52	6,909,699	M.PHARM.	26	03/06/97	Ranbaxy Lilly Co. / Director-Pharma Research	1996
65	RANGARAJAN, S.	Director-Quality Assurance (API)	55	4,469,422	M.Sc.	32	03/09/93	United Brewaries Limited / Manager-Quality Assurance	1990
66	RATTAN, ASHOK (Dr.)	Director-Drug Development	52	3,642,976	M.B.B.S., M.D.	26	29/06/98	AIIMS / Addl. Professor	1987
67	ROY, DILIP	Director-Human Resources	45	3,548,243	B.A.(H), PGDPM&IR	22	20/11/91	Indian Aluminium Company Limited / Personnel Superintendent	1982
68	SAIGAL, MUNISH	Director-Forex Operations	50	6,440,880	M.Sc.(H)	25	29/09/95	Brisk Foreign Exchange Company / Vice President	1993
69	SAINI, DEVENDRA *	Finance Manager - Poland	38	3,787,593	B.COM.	17	03/08/92	VTL India Limited / Senior Accountant	1990
70	SAINI, KULVINDER SINGH (Dr.)	Director-Biotechnology	48	4,310,454	M.Sc., Ph.D.	16	13/05/02	Alphagene Inc. MA, USA / Associate Director	2000
71	SETHI, VIJAY	Director-Business Solutions	38	3,651,943	B.TECH., P.G.D.I.E., P.G.D.M.M., C.I.S.A.	15	31/07/96	Tata Consultancy Services / Assistant Consultant	1989
72	SETYAWAN, TJAHJANA *	Head - Human Resources	43	3,808,363	M.B.A. (RSM - The Netherlands)	19	01/07/02	April, Ltd. / General Manager - HR	2001

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
73	SHARMA, RAJIV KUMAR *	Country Head	36	5,121,600	B.Sc. (zoology)	16	15/04/00	Mega Products Ltd. (member GP group) / National Business Manager (Vietnam, Cambodia)	1999
74	SINGAL, LALIT KUMAR *	Finance Manager	37	3,288,556	B.COM., F.C.A.,A.C.S.	13	01/11/99	Nicholas Piramal India Ltd. / Asst. GM Finance	1996
75	SINGH, HARPREET *	Finance Manager - Russia	37	2,820,919	B.COM., F.C.A.	14	01/06/91	None	–
76	SINGH, MALVINDER MOHAN	President - Pharmaceuticals & Whole-time Director	32	26,811,389	B.A., M.B.A.	11	25/05/98	Merrill Lynch, Singapore / Summer Associate, Corp. Finance	1997
77	SINGH, MANINDER	Director-Global Treasury and Insurance	41	3,868,031	B.COM.(H), C.A.	16	17/10/88	Harji Engineering Works (P) Ltd./ Finance Manager	1988
78	SINGH, RAJAN BIR	Director-Systems	44	3,154,364	B.Sc.(Elect.Engg.), P.G.D.C.A.	21	17/01/94	Wipro Infotech Ltd. / Area Support Manager	1990
79	SRINIVAS, K.#	Vice President- API Business & Strategic Purchasing	51	7,922,604	M.COM.,M.B.A.	26	15/10/85	Hindustan Ciba Geigy Ltd. / Purchase Executive	1983
80	SRIRAM, B.	Director-International Marketing Development	43	2,531,781	M.Sc., MMM	19	12/10/99	Themis Chemicals Ltd. / Marketing Manager	1985
81	SWAMINATHAN, RAVIKUMAR *	Business Manager Russia & Marketing Co-ordinator CIS, Consumer Healthcare Department	35	4,032,222	Pharmacist	13	23/06/97	NATCO Pharma Ltd. / Manager	1991
82	TEMPEST, BRIAN W. (Dr.)	CEO & Managing Director	57	50,698,875	B.Sc.(H) Chem., Ph.D.in Polymer Chem.	33	01/04/01	Fisons / Worldwide Commercial Operations Director	1992
83	THAKUR, DINESH SINGH	Director-Research Information & Project Management	37	6,862,170	MS (Chem.Engg), MS (Comp.Engg)	15	30/06/03	Bristol-Myers Squibb Pharmaceutical Research Institute / Director, Software Development & Delivery	2000
84	UPENDRA, UDAI	Vice President-Global Human Resources	52	10,084,243	B.B.A. (BHU), M.B.A.	33	16/04/01	Colgate Palmolive India Ltd. / Vice President-Human Resources	1992
85	VASUDEVA, TAVINDER *	Country Manager - Russia	46	6,012,401	Pharmacist	26	03/08/93	Glaxo Laboratories Limited / Regional Sales Manager	1978
86	VIJAYARAHAVAN, B. (Dr.)	Director-Intellectual Property	41	3,714,595	M.Sc.,Ph.D.	14	27/08/90	None	–
87	YAGNIK, BHAGWAT	Director- Human Resources	46	3,871,141	B.Sc., M.A. (Psychology), M.PHIL.	17	02/01/03	Biological E. Ltd. / Director-Corporate Affairs	1999

B. EMPLOYED FOR PART OF THE YEAR

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
1	ADIGE, RAMESH L.	Vice President-Corporate Affairs & Global Corporate Communications & Whole-time Director	54	4,065,959	B.E.(H), M.B.A.	27	16/02/04	Fiat India Pvt Ltd. / Executive Director - Corporate Affairs	1977
2	AHLUWALIA, TREMAN SINGH	General Manager, Sales	44	2,191,873	B.COM., M.B.A.	23	21/11/02	Om Kotak Mahindra Life Insurance Co.Ltd. / Chief Marketing Officer	2000
3	AKUT, P.M.	Group Leader	43	746,793	M.Sc.	21	07/12/92	Hoechst India Limited / Scientific Assistant	1983
4	ANTONY, JENIT	Medical Sales Representative	35	85,593	B.Sc.	13	08/02/95	Intas Laboratories (P) Ltd. / Medical Representative	1993
5	ARORA, AARTI (Dr.)	Research Scientist	32	166,632	M.Sc., Ph.D.	4	16/04/01	ICGEB / Biologist	2000
6	BAGGA, MUKUL	General Manager- International Marketing Development	40	1,252,227	M.PHARM., M.B.A.	14	05/04/01	Janssen-Cilag (A Divn. of Johnson & Johnson Ltd.) / General Marketing Manager	1990
7	BALI, ASHISH	Financial Controller- API Business	37	317,091	B.COM., I.C.W.A., M.B.A.	12	01/08/03	GDI (India) Pvt Ltd. / Financial Controller	2000
8	BARBHAIYA, RASHMI H. (Dr.)	President-Research & Development	52	30,626,556	M.Sc., Ph.D. (Clinical Pharmacology)	23	15/04/02	Bristol-Myers Squibb / Vice President	1981

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	* Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
9	BASADE, IMTIYAZ	Associate Director-Drug Regulatory Affairs	39	420,747	M.PHARM.	15	13/01/03	Dr. Reddy's Laboratories Ltd. / Sr.Manager-Reg.Affairs & Tech.Services	2002
10	BATRA, VIJAY KUMAR (Dr.)	Vice President-Pharmaceutical Development (NCEs)	58	6,167,970	B.S.(Pharmacy), Ph.D.	30	09/02/04	Schering-Plough Research Institute / Group Director, Pharmacokinetics	1991
11	BHASIN, PRAVEEN	Controller-Projects	59	2,140,175	Dip. in Civil Engg.	33	01/08/79	Capital Construction Co. / Engineer Incharge Multistorey Building	1978
12	BHASKAR, RAJESH	Associate Director-Pharma Research	45	2,099,706	M.PHARM.	19	09/03/98	J.K.Drugs & Pharmaceuticals Ltd. / Senior Manager-Product Development	1997
13	BRAR, D.S.	CEO & Managing Director	52	41,742,000	B.E.(Elect.),M.B.A.	29	14/03/77	The Associated Cement Co.Ltd. / Systems Analyst	1975
14	BURMAN, S.K.	Director-Manufacturing Services (MACHVIN)	54	2,052,605	M.PHARM.	28	14/04/95	Concept Pharmaceuticals Ltd. / General Manager-Works	1986
15	CHAUDHRY, PARESH Y.	Director-Corporate Communications	40	3,319,463	B.Sc., M.B.A.	17	29/11/99	Smithkline Beechem Pharmaceuticals (I) Ltd. / Manager Corporate Communications	1993
16	CHHIBBER, SANJAY (Dr.)	General Manager-AHC	42	1,932,771	B.Sc.& A.H.	19	14/01/85	None	–
17	CHOUBEY, PRAVIR	Associate Director-Drug Regulatory Affairs	35	1,903,248	M.PHARM., P.G.D.M., P.G.D.I.P.R.	12	14/10/02	Dr.Reddy's Laboratories Limited / Head-Regu.Affairs	1998
18	CLIFFE, IAN (Dr.)	Director-Medicinal Chemistry (NDDR)	49	1,602,901	B.A., Ph.D.	29	01/10/04	Vernalis Research, UK / Sr. Director of Chemistry	2001
19	DEEPAK, P.J.	Group Leader	34	1,158,115	M.Sc.,M.TECH.	9	09/01/95	None	–
20	DESAI, SHUBHANGI (Dr.)	Group Leader	32	881,233	M.B.B.S., M.D.	6	03/04/00	Department of Clinical Pharmacology / Research Medical Officer	1998
21	DHUMANE, PRAVIN G.	Hospital Business Manager	40	102,604	B.Sc.	20	14/12/87	Leoko Plast/ Medical Sales Representative	1985
22	DUA, R. S.	Manager-Finance	51	1,094,174	B.COM.	28	10/02/76	None	–
23	GAUTAM, RAJEEV (Dr.)	Research Scientist	31	148,463	M.V.Sc., Ph.D.	2	17/06/02	None	–
24	ISLOOR, S.P.	Group Leader	38	1,015,283	M.PHARM.	13	17/05/99	Lupin Laboratories / Scientist	1998
25	JOSHI, D.K.	General Manager - Engineering	58	1,932,470	B.E.(MECH)	34	07/07/91	I.D. Limited / Dy.Manager	1980
26	KALRA, SUNIL	General Manager - Forex Operations	32	2,023,569	B.E, M.B.A.	8	18/08/03	Deutsche Bank / VP-Global Marketing	1996
27	KAPOOR, C.L.	Manager - Maintenance	59	550,998	T.D.C.	38	10/03/87	Punjab United Forge Ltd./ Shift Engineer	1986
28	KAPRE, U.D.	Senior Manager - Engineering	47	1,576,068	B.TECH.(CE)	24	01/08/91	Ciarisis Oranics Limited / Dy. Manager-Production	1989
29	KHALID, ABU (Dr.)	Senior Research Scientist	39	314,955	M.Sc.	10	04/12/95	G.B.Pant Polytechnic / Teacher	1994
30	KHANNA, BHARTI	Group Leader	36	286,187	M.PHARM., DMM	14	09/10/01	Ranbaxy Research Labs. / Research Scientist	1993
31	KUMAR, ARUN	Director-Drug Regulatory Affairs	49	1,803,850	M.PHARM., DBM	19	05/04/04	Dr.Reddy's Laboratories Ltd. / General Manager	2002
32	KUMAR, RAJINDER (Dr.)	Head-Research & Development	49	14,243,554	B.Sc., MBChB	18	01/07/04	GlaxoSmithKline, UK / Global Head of Psychiatry-Clinical Research & Devp.	1990
33	KUMAR, SUDEEP (Dr.)	Group Leader	39	734,744	M.Sc., Ph.D.	18	09/09/96	Tata Energy Research Institute / Research Fellow	1986
34	LAMBA, SANJIT SINGH	Director-Pharma Manufacturing	38	317,792	M.PHARM., P.G.D.M.	14	15/11/04	Lupin Labs. Ltd. / VP-Manufacturing	2000
35	MANDREKAR, SHEKHAR KESHAV	Director-Pharma Division	50	1,966,873	B.Sc. (H), MMM(I)	18	01/04/04	Shreya Life Sciences Pvt. Ltd. / Chief Executive Officer	2001

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
36	MARTHAK, KIRAN V. (Dr.)	Vice President-Clinical Research & Medical Affairs	55	*7,408,176	M.B.B.S., TDD, M.D., DBM	26	02/08/99	Central Laboratory - Bio-Analytical Research Corp., Belgium / Consultant and Representative in India	1997
37	MATHIAAS, ISAIAH J.	Director-Internal Audit	53	2,519,227	B.Sc., I.C.W.A., C.S., P.G.D.B.A., P.G.D.M.A.	23	03/04/00	Mathiaas Packaging Ltd. / Managing Director	1989
38	MISRA, S.K.	Sr. Manager-Distribution	58	1,863,661	B.COM.	38	03/01/77	Crown Timber & Foods Pvt. Ltd. / Accountant cum Mgr.	1973
39	NAIK, DEEPAK	Director-India Operations	41	2,505,647	M.Sc., DCE, MMS	15	18/08/03	Wockhardt Ltd. / Vice President (Sales & Marketing)	1992
40	PILLAI, RAMESH KUMAR	Senior Manager-Quality Assurance (Review)	40	622,481	M.Sc.	16	19/09/02	Zydus Cadila Healthcare Ltd. / GM-QA & Regulatory	2002
41	PILLAI, RAVI (Dr.)	Associate Director-Pharmaceutics (NDDR)	43	1,516,896	MS, Ph.D., CRA	9	21/06/04	Glaxo Smithkline Pharmaceuticals Ltd. / Sr.Res.Sc.	1997
42	PURDY, SHONA (Dr.)	Head-Organisation Development and Training	40	2,346,866	B.Sc., Ph.D., DMS	20	15/04/02	Eicher Consulting Services / Chief Consultant & Location Head, Delhi	2000
43	RAJAN, A.S.	Senior Manager-Liaison	52	880,674	B.COM.	32	01/09/83	HADA Group of Companies / PA to Chairman Secretarial	1982
44	RAMAN, S.	Associate Director-Fermentation	39	1,212,229	M.TECH.	16	12/10/92	Armour Chemicals Limited / Technical Executive	1988
45	SAHA, NILANJAN (Dr.)	Head-Clinical Pharmacology and Development	42	909,763	M.B.B.S.,M.D., DM	14	01/10/04	Dabur Research Foundation, Sahibabad / Head-Clinical Research	2002
46	SETHI, SANJEEV KUMAR	Associate Director - Pharma Research	37	1,607,366	M.PHARM.	15	17/07/89	None	–
47	SHAHANA, BURZIN H.	Strategic Business Unit Head-Super Specialities	37	882,020	B.PHARM., MMS	15	01/09/02	Knoll Pharma / Brand Manager Marketing Manager	1999
48	SHARMA, MOHAN	Director-Human Resources (Global Manufacturing)	48	2,465,686	B.Sc., LL.B., Dip.in T&D, MPM	25	30/01/04	Lupin Ltd, Mumbai / Vice President-HR	1981
49	SINGH, ADITYA	Director-Corporate Remuneration, Rewards & HR Systems	40	844,732	M.A. (Economics)	15	22/11/04	Colgate-Palmolive / Manager-Corp.Industrial Relations, HR Generalist & Supply Chain	1996
50	SINGH, VINOD KUMAR	Senior Manager-Security	40	603,066	M.A.(Intl.Relations)	12	15/04/96	B.S.F. / Assistant Commondent	1990
51	SRIDHAR, R.	Sr. Manager-Maintenance	33	943,667	B.E.(MECH.)	12	21/12/92	None	–
52	SUNDAR RAJAN, R.	Vice President & Head-Global Legal & Secretarial	39	5,090,812	B.A, LL.B.	16	25/11/04	Wipro Limited / Corp.VP-Legal and General Counsel	1995
53	SUR, SAMAR CHANDRA	Regional Manager-Rextar	55	383,557	B.Sc.	32	03/03/80	Lupin Laboratories(P) Ltd. / Medical Representative	1976
54	TREHAN, RATISH	Product Manager	31	211,778	B.Sc.(ENGG.), P.G.D.M.	9	01/06/99	Siemens Public Communications Network Ltd. / Marketing Executive	1995
55	VASUDEVAN, B.	Director-Manufacturing	51	3,060,339	M.TECH.(CE)	27	25/11/91	Armour Chemicals / Manufacturing Manager	1990
56	VERMA, SANJAY	General Manager-Finance	48	1,972,074	B.COM., C.A.	23	18/12/00	Fortis Healthcare Limited / Chief Finance Officer	1999
57	VIJAN, TARUN (Dr.)	Director-Pharma Research	42	2,192,796	M.PHARM., Ph.D.	18	28/06/04	Morepen Laboratories Ltd. / VP-Product Business Devp.	2001
58	WAGLE, PRAKASH G.	Director-Environment, Health & Safety	51	2,670,325	B.TECH.	29	01/03/04	ICI India Limited / Corp. Engg. & SHE Manager	2000

* Employees working overseas (remuneration paid converted into Indian Rupees)

\# Employees separated on 31.12.04

Notes: 1. The nature of employment in all cases is contractual.

2. Gross Remuneration excludes contribution to Gratuity Fund.

3. None of the employees is related to any of the Directors of the Company except Mr. Malvinder Mohan Singh, who is related to Mr. Harpal Singh, a Director of the Company.

- RBx 11160, an Anti-malarial molecule being developed in collaboration with Medicines for Malaria Venture (MMV), successfully completed Phase I studies, subsequent to filing of an Investigational New Drug (IND) application in UK and India
- Ranbaxy signed a collaborative research agreement in the area of New Drug Discovery Research with Avestha Gengraine Technologies Pvt. Ltd. (Avesthagen)
- The collaborative research program with GlaxoSmithKline plc (GSK) progressed well, with two research programs in different therapeutic areas being identified which are now underway
- Ranbaxy expanded its NDDR (New Drug Discovery Research) facility with an additional block (R&D III), to be operational from Q2, 2005
- The Company received a favorable ruling for Atorvastatin from the Austrian Patent office, invalidating Pfizer's patent claims for enantiomeric form
- The total number of patent applications filed by the Company with PCT / US PTO which could potentially have been filed as mailbox applications in India, presently stand at 338
- The post Cefuroxime Axetil era in USA was managed well





Contents







Bringing new possibilities to life

Chairman's **Message**

Dear Shareholders,

I am happy to share with you some highlights of the developments in your Company during the business year ended December 31, 2004.

2004 was, above all, a year of significant changes. Mr. D. S. Brar, who had been the CEO & Managing Director since July 1999, completed his five-year tenure on July 4, 2004, and was succeeded in this capacity on July 5, 2004, by Dr. Brian W. Tempest. In the interest of a smooth transition, Dr. Tempest, who had previously held the position of President, Pharmaceuticals, was designated as Joint Managing Director w.e.f. January 1, 2004. In turn, Mr. Malvinder Mohan Singh, who had led the India Region as Regional Director, and had earlier held charge as Director, Global Licensing, took Dr. Tempest's place as President, Pharmaceuticals, from January 1, 2004. In June 2004, Dr. Rashmi Barbhaiya, President, R&D, who had held this position since April 15, 2002, left the services of the Company to pursue other professional options, followed a few

"However, it is worth mentioning that various functional responsibilities in the Company are being shouldered with a high degree of ethical and professional commitment..."



months later by his successor, Dr. Rajinder Kumar, who left on account of unforeseen personal problems. In the resulting situation, Dr. Tempest, CEO & MD, took it upon himself to closely oversee the R&D activities directly, with separate Heads for New Drug Discovery Research on the one hand, and for Novel Drug Delivery Systems (NDDS) and Generic Drugs Development on the other, reporting to him. Certain other changes also took place at the level of Vice President. Mr. Ramesh Adige, formerly Whole-time Director (Corporate Affairs), Fiat-India, joined the Company in February 2004 as Vice President, Corporate Affairs & Corporate Communications, while Mr. R. Sundar Rajan, General Counsel & Vice President (Legal) with Wipro, joined Ranbaxy as Vice President & Head, Global Legal & Secretarial Services, in November 2004. The Vice President level in the Company was also strengthened via internal promotions from amongst a number of candidates of high merit. Such changes are inevitable in dynamic organizations. However, it is worth mentioning that various functional responsibilities in the Company are being shouldered with a high degree of ethical and professional commitment, in the backdrop of the Company's overall professional competencies.

Business Trends

For the period under review, we were able to grow our top line significantly to US $ 1.174 Bn (an increase of over 21% in comparison to last year). Our margins however came under pressure, primarily on account of heightened competition and a consequent softening of prices in some of our major markets including the US. There has also been the impact of capital expenditure undertaken on account of expansion and setting up of new manufacturing and R&D facilities. Higher expenses were also incurred for patent litigation and for new product filings.

Many of these expenses indeed position the Company favorably for the future and should enable us to capitalize on emergent opportunities.

Although we see competition intensifying, the Company is looking at significant new product flows – a move towards differentiated products for better margins and the opening up of new markets and geographies – as a means of mitigating pricing pressure.

Our intent is to significantly expand our presence in Europe, where we have seen new demand and heightened acceptability of our products. Clearly,



there is also the opportunity to introduce a wide variety of generics in our therapeutic areas of Anti-infectives, Urology, Metabolic disorders and Inflammatory/Respiratory diseases. We are examining possibilities of both organic and inorganic growth as a means to expand in the region.

We are confident that the strategy we have adopted is prudent, carefully crafted and designed to propel the Company into its next trajectory of growth. It will ensure that we meet our target of US$ 2 Bn in sales revenues by the year 2007, on the way to the target of US$ 5 Bn for the year 2012.

Research & Development

A special point to which I would like to draw the attention of our shareholders is that R&D revenue expenditure, which had been US$ 52 Mn in 2003, rose to US$ 75 Mn in 2004, showing an increase of 43%. In USA, Ranbaxy has by now cumulatively filed about 150 Abbreviated New Drug Applications (ANDAs) and has received approval of about 100 ANDAs. During the year, a number of additional scientists were recruited to support the increasing focus on New Drug Discovery Research (NDDR). We have recently completed the R&D III building, which has 250,000 sq. ft. of space to meet the augmented needs of our Drug Discovery Team. The number of personnel in the Company's R&D function rose from approx. 900 at the end of 2003, to over 1100 at the end of 2004.

Besides the substantial step-up in R&D expenditure, keeping in view the large growth in sales targeted by your Company, both in the medium term and up to 2012, as a part of its ten-year vision articulated in 2002, a capital expenditure of US$ 117 Mn has been incurred during 2004, for establishing additional production capacities at a number of locations in India and overseas, compared to a corresponding capital expenditure of US$ 64 Mn incurred during 2003.

The expansion of production capacities is a pointer to the significantly expanded product flow which the Company is preparing to put out in the future. These investments will, no doubt, yield long-term benefits to the Company on a sustained basis in the years to come, and their relevance and usefulness need to be viewed in the longer-term perspective.

I would also like to apprise our shareholders that a small fire incident occurred in October 2004, in the drying section of one of Ranbaxy's Bulk Drug facilities in Mohali, which sadly resulted in the loss of life of a diligent and dedicated worker who had apparently rushed into that area to douse the fire. Our sincere condolences go out to the next of kin. Apart from providing them financial compensation, the bereaved family has also been assured that the spouse will be offered a suitable job in Ranbaxy as an additional measure of rehabilitation. Your Board of Directors has mandated the operating management to spare no efforts to continue the upgrade of plant safety systems at all locations to the best of class that is technologically feasible, to avoid such unfortunate mishaps to the maximum possible extent. The Company's safety protocols and mechanisms have been inspected by international consultants, such as DuPont of USA and Chilworth of UK, and their recommendations are being implemented very carefully, in a time-bound manner.

2004 marked the last year of the ten-year transition time afforded by WTO to developing countries, to bring their patent laws in line with the provision of the TRIPS (Trade Related Intellectual Property Rights) Agreement. In the last week of December 2004, an ordinance was issued by the Government of India introducing product patents for pharmaceuticals, agro-chemicals, etc., w.e.f. January 1, 2005. This means that, hereafter, no Indian pharma company will be able to make a generic copy of a drug patented by a WTO member country after January 1, 1995, for which the patent is still subsisting, without obtaining a licence from the patent holder, or unless a Compulsory Licence is granted in its favor by the Government under Article 27 of the TRIPS Agreement. Ranbaxy's product portfolio has been carefully reviewed with regard to the new product patent regime in India and we have concluded that our portfolio will not be affected by the changed patent environment to any significant extent. In order to continue their manufacture and sale, in-licensing arrangements are being negotiated by the Company from the concerned patent holders.

The new Patent Regime has also made it imperative that for its sustained future growth, a company like Ranbaxy undertakes its own innovative research into New Chemical Entities (NCEs) and Novel Drug Delivery Systems (NDDS) leading to the launch of innovative therapeutic products in the market. This will require heightened efforts by our R&D scientists to generate a healthy pipeline of innovative products, which can be subjected to further screening and evaluation through toxicity studies and clinical trials.

After careful deliberation, a Code of Conduct for all Ranbaxy employees was drawn up during the year, which has since been made available to members of the Company's management team, including all new recruits. It has been highlighted that all members of the Ranbaxy staff are expected to not only act with a high degree of professionalism, earnestness and diligence in their assigned duties, but also to uphold the highest standards of ethical integrity at all times. I would like to appeal to all our shareholders to alert Ranbaxy's higher management about any impropriety in the conduct displayed by a Ranbaxy staff member, which may reflect a violation of Ranbaxy's Ethical Code, so that swift enquiries can be made and timely actions taken, wherever justified.

Going by the business results of the first quarter of 2005, this year is likely to be a comparatively tough year for the Company, keeping in view the pressures being faced by generics in both USA and India. The Company will, however, strive to do its best to upgrade its product portfolios and launch new products, which may encounter lesser competition and provide better margins.

With the energetic, focused and dedicated efforts being put in by one and all, I am confident that the Ranbaxy team led by Dr. Brian W. Tempest, our CEO and Managing Director, fully supported by our competent and diligent staff from the shop floor level upwards, will collectively make a salient contribution to driving Ranbaxy's growth and progression as a respected player in the global pharmaceuticals space, in the years ahead.

My best wishes for the well-being, progress and prosperity of all our shareholders.

Tejendra Khanna
Chairman

Date : May 9, 2005







Members of the Ranbaxy Executive Committee



Team Ranbaxy

Fast forward in the world of science





CEO & MD's **Message**



Dear Shareholders,

The year gone by saw the achievement of a goal that we had set for ourselves over a decade ago. This was to become a US$ 1 Bn Company in sales by the year 2004. It gives me immense pride to share with you that, in February 2004 we achieved sales of US$ 1 Bn on a MAT (Moving Annual Total) basis, 10 months ahead of time, and for the calendar year clocked sales of US$ 1.2 Bn, a robust growth of 21%.

Led by Ranbaxy's chief architect, the Late Dr. Parvinder Singh, the journey from being an India-centric company to one of the leading generic companies in the world, has been, to say the least, arduous and daunting. Tested in the face of myriad challenges time and again, decisions that we made way back, stand us in good stead today as we move surely, but steadily, towards the next phase of growth.



Today, we are amongst the Top 10 generic companies in the world and the only Indian company in the Top 100 Pharmaceutical companies across the globe. Our international revenues, approximating 80% of our total

"We recognized at an early stage the competitive advantages India offered and capitalized on them to deliver quality products at the doors of the western world..."



sales, reflect our thirst for gaining prominence in the developed pharmaceutical markets of USA and Europe, which now account for more than half our sales. In our quest to become international, the importance of a solid home base cannot be over-emphasized. We recognized at an early stage, the competitive advantages India offered and capitalized on them to deliver quality products at the doors of the western world to our benefit, and to those of our shareholders. Being aggressive in our home market, where there could be more than 100 brands for a single molecule, the availability of skilled manpower percolating to a lower cost of manufacturing and the historically proven inherent strength of the Indian bench chemist leading to higher productivity in R&D, are, and will remain, at the forefront of Ranbaxy's strategic imperatives.

The year witnessed USA continuing its dominance across our key geographies, despite the increased competition and the challenging market conditions, observed primarily during the latter half of the year. A higher number of product filings and new product launches spread across complex-to-manufacture products, plain vanilla generics, niche and First-to-File molecules, will be the mainstay of our USA business, going forward. We remain focused in our efforts to attain a critical size in the branded prescriptions space, having gained some momentum by doubling our turnover and turning the business profitable in 2004.

Europe, buoyed by our French acquisition, is now our second growth engine and contributes 16% of our overall revenues. With a Pan-European presence and the opportunities that the expanded European Union offers, this key geography will continue to exhibit robust growth, led by intensification of our pursuit to further bolster our presence in this region.

Brazil, Russia, India and China, or the BRIC countries, which are the emerging pharmaceutical markets, contributed significantly to the top line and bottom line of the Company in the year gone by.

From a Networking and Alliances perspective, we continue to leverage our capabilities and those of our partners, both in R&D and business, to achieve 'win-win' situations. Utilizing such opportunities will further strengthen our competitive position, and combined with efforts for strategic acquisitions, will help in long-term value building.

We strongly believe that 'innovation' is the cornerstone of R&D and its unrelenting pursuit is what creates sustainable advantages for future





growth. While conventional research will continue to fuel growth in the short to medium term, it is innovation in drug discovery and drug delivery that will provide an impetus towards building a proprietary prescription business.

The New Chemical Entity (NCE) pipeline, focusing on four disease segments, viz., Infection, Urology, Inflammation / Respiratory and Metabolic disorders, continues to advance well. Ranbaxy's collaborative research program with Medicines for Malaria Venture (MMV) achieved a potential breakthrough in its Anti-malarial drug RBx 11160. On successful completion of pre-clinical studies, an Investigational New Drug (IND) was filed in UK and India. The Company has been granted permission to conduct human clinical trials in both countries. The Phase I study shows it to be safe and well tolerated, with no clinically significant adverse events after single, as well as multiple, dose studies. This molecule is presently undergoing Phase II Proof-of-Concept clinical trials, with results expected by the end of 2005. The Urology molecule, RBx 9841, having completed a multiple ascending dose study in normal volunteers, is safe and well tolerated, and will soon begin Phase II Proof-of-Concept clinical trials. Besides these, the research pipeline also comprises two other molecules, that would progress to Phase I trials shortly. These are in the therapeutic areas of Metabolic disorders and Respiratory, respectively. The collaborative research program with GlaxoSmithKline plc (GSK) has been initiated, with two research programs in different therapeutic areas underway.

In our inexorable journey to date, we have developed a multicultural workforce of just over 9000 people spanning the globe. The importance of human capital, be it in core business operations, support functions or science and innovation, is fundamental to our growth as we enter newer markets and expand further. Integration of these multifarious cultures and ethnicities, while retaining our quest for reaching newer horizons, will demand further investments in terms of time and resources. Strengthening the management team and leveraging people potential by constantly implementing and upgrading human resources management and development systems for recruiting, developing and retaining the best available talent, will be critical to global success.

Today, we are in the process of further fortifying the infrastructure that will witness the orchestration of our march to be a US$ 2 Bn Company in revenues by 2007 and US$ 5 Bn in revenues by 2012. While the generics business will continue to gain momentum, the challenge will be to prioritize and allocate resources, in our endeavor to build a proprietary prescription business in the advanced markets. I reiterate here, that the enduring spirit of the Ranbaxy team of employees, coupled with their entrepreneurial drive, has been the driving force of our accomplishments to date, and it would be this vitality and vibrancy of our human capital, which I personally consider as our singular strength, that will in no small measure contribute to our future growth and propel us towards our mission of becoming a **Research-based International Pharmaceutical Company**.

I look forward to your continued support and wish you all success.

Dr. Brian W. Tempest

CEO & Managing Director

Date : May 9, 2005



Ranbaxy stands committed to path-breaking research that makes disease management more effective and affordable. The challenge is to constantly rise up the value-chain, while at the same time, bringing down the cost for the patients.

Synergizing competencies to expand the scope of science



Members of the Ranbaxy Pharmaceutical Business Committee





New milestones new destinations

Global **Operations Review**

Dear Shareholders,

Ranbaxy saw a year of robust sales growth, backed by a strong performance in Europe. During the year, we made substantial investments in strengthening our product pipeline, in enhancing our manufacturing capability and in developing our human resources.

Our Global sales grew by 17% to reach Rs. 53,130 Mn (US$ 1,174 Mn, + 21%). Of this, dosage form sales at US$ 1,045 Mn, represent 89% of the total sales, compared to 87% in 2003. Further, International sales now constitute 79% of the total sales of the Company, as compared to 76% in 2003.

The consolidated Operating Profit Before Interest, Depreciation and Amortization was Rs. 10,814 Mn (US$ 239 Mn), lower than the previous year by 4%. Profit after

"We saw a year of robust sales growth, backed by a strong performance in Europe. During the year, we made substantial investments in strengthening our product pipeline, as well as in enhancing our research and manufacturing capabilities..."

SALES

Region	Sales
USA	US$ 426 Mn
EUROPE	US$ 192 Mn
UK	US$ 50 Mn
GERMANY	US$ 26 Mn
FRANCE	US$ 73 Mn
BRIC COUNTRIES	US$ 305 Mn
BRAZIL	US$ 31 Mn
RUSSIA (Including UKRAINE)	US$ 45 Mn
INDIA	US$ 217 Mn
CHINA	US$ 12 Mn

Tax and Minority Interest was Rs. 6,986 Mn (US$ 154 Mn), lower by 8% over 2003. It may be noted that in 2003, we had supernormal profits from Cefuroxime Axetil in USA, while in 2004 there was a substantial increase in R&D spend over the previous year and also a provision for the settlement with the Department of Health, UK.

Ranbaxy also made substantial capital investments (US$ 117 Mn) during the year, of which a large part was towards capacity augmentation, modernization and automation.

While the Company maintained its commitment towards continuously upgrading environmental health and safety of its facilities during the year, unfortunately however, there was a fire accident in the manufacturing facility of the Company at Mohali.

A series of positive developments marked the year. We prevailed in the patent infringement lawsuit brought by GSK, relating to Ranbaxy's Cefuroxime Axetil. We also successfully overcame a court action brought in by Abbott Laboratories to prevent us from selling immediate release Clarithromycin Tablets and Suspension in UK. Consequently, Clarithtromycin was successfully launched on day-1of the Patent expiry in UK and also in Germany.

Litigation on Ranbaxy's Para IV challenge pertaining to Pfizer's blockbuster drug Lipitor (Atorvastatin), commenced in the District Court of Delaware, USA, and arguments were presented in November 2004. The District Court Judgement is expected in the second half of 2005.

Our manufacturing facility at Toansa was presented two prestigious awards, the Greentech Environment Excellence Silver Award in the Pharmaceutical Sector for the year 2003-2004, and the National Award for Excellence in Energy Management as an Energy Efficient Unit, in a competition organized by Confederation of Indian Industries (CII).

Ranbaxy believes that development of organizational talent is of prime importance in ensuring continuous organizational growth. Notably, during the year 2004, there was an increase of 70% in man-days of training, in comparison to last year.

Key Markets

USA continued to be the largest market for the Company with sales touching US$ 426 Mn, a growth of 4% over last year. The USA market now constitutes 36% of the Company's sales, as compared to 42% last year, attributable primarily



to the robust growth across Europe in the year.

During the year, we added 12 new products to our portfolio of generics and also made 26 ANDA (Abbreviated New Drug Applications) and 3 PEPFAR (The US President's Emergency Plan for AIDS Relief) ANDA filings. We also received US FDA approvals for 16 ANDAs in the year. With this, we have 96 cumulative approvals and 50 products which are pending approval, as of December 2004.

The continued strengthening of our generics product pipeline should enable us to overcome increasing pricing pressures experienced towards the close of 2004, which have continued in the first half of 2005.

Sotret (*Isotretinoin*), the leading brand of our branded business in USA, turned in a good performance and closed the year with a market share of 15%. This marked an improvement of 10% over the market share at the close of last year.

Europe had an excellent year with sales of US$ 192 Mn, a robust growth of 116% over last year. Ranbaxy significantly increased its regulatory filings in the European Union (EU) and made 39 National filings for 25 products in 11 EU Reference Member States (RMS), and 71 Mutual Recognition Procedure (MRP) applications for 6 products in 21 EU Concerned Member States.

Ranbaxy also expanded its ground operations in Europe, with the setting-up of wholly-owned subsidiaries in Spain and Portugal. With this, we now have a presence in 21 of the 25 European countries.

In the United Kingdom, sales exceeded the US$ 50 Mn mark. The year also saw the launch of Visclair (*Mecysteine*) as part of the branded respiratory portfolio. This product achieved a 22% (MAT: December 2004) market share of the 'Mucolytic' solids market.

In Germany, sales grew by a robust 88%, with 8 new products having been launched during the year, including 4 day-1 launches, following patent expiry. During the year, Ranbaxy improved upon its market ranking in the generics market by eight, to close at the 28th rank.

In France, the year saw the acquisition and successful integration of RPG Aventis into Ranbaxy. The French operation recorded sales of US$ 73 Mn and now constitutes the largest operation of Ranbaxy in Europe, and the third-largest operation in terms of sales on a global basis.

Ranbaxy also experienced robust growth in several other markets in Europe, Poland being one of them, where business grew by 41% over the previous year.

The BRIC Countries (Brazil; Russia, including Ukraine; India; China) together constituted 26% of the total revenues of the Company, with combined sales of US$ 305 Mn, representing a growth of 18% over last year.

In Brazil, Ranbaxy achieved sales of US$ 31 Mn, a growth of 37% over last year. Ranbaxy continued to rank amongst the Top 5 generic companies in Brazil and is today the largest foreign generics Pharmaceutical MNC in Brazil.



In **Russia** (including Ukraine), sales grew strongly by 47% over last year. A wholly-owned subsidiary was also set-up in Russia during the year. Ranbaxy launched **Cifran OD** (*Ciprofloxacin once-a-day*), which now ranks as the 9th most successful new product over the last one year (source: IMS). The portfolio of existing products also developed well during the year, with **Fexadin** (*Fexofenadine*) being ranked No. 2 and **Zanocin** (*Ofloxacin*) ranked No. 1 in its segment (source: IMS).

In **India**, the domestic dosage form business performed well, with primary growth in sales of 12% over last year. This is despite sales being impacted by the voluntary withdrawal of the Rofibax group of products, following the withdrawal of **Vioxx** (*Rofecoxib*) by the innovator, on account of safety concerns.

In 2004, Ranbaxy had 3 products in the Top 30 new introductions made during the last one year. We maintained our market ranking of No. 3 in 2004 (source: ORG, MAT. December 2004,), the same as last year.

Significantly, Ranbaxy in India was ranked first in image terms, in the Pharmaceutical Image Corporate Monitor, a research survey conducted by AC Nielsen ORG-Marg.

The **Consumer Healthcare** business in India recorded sales of US$ 15 Mn, representing a 28% growth in comparison to the previous year. Our flagship brand in India, **Revital**, continued to gain in market share and became the 10th largest brand in the Pharma Market for the month of July 2004 (source: ORG). Three new herbal brands were also successfully launched under the umbrella of 'New Age Herbals' during the year.

In **China**, the sales model was re-configured during the year, to expand the Company's reach into hospitals across China and to reduce the fixed cost of operation.

A more detailed commentary on the key markets follows in the subsequent sections.

The overall performance of the year is attributed significantly to the dedication, commitment and hard work of over 9000 employees at Ranbaxy, across the globe.

Malvinder Mohan Singh

President – Pharmaceuticals & Executive Director

May 9, 2005

Securing long-term growth



Financial Review

Key Parameters Consolidated				
Particulars	Unit of Measure	2004	2003	2002
PBIDA to Sales	%	20.4	24.8	23.7
PBEI to Sales	%	17.4	21.6	20.1
PAT to Sales	%	13.1	16.8	17.4
ROCE	%	28.4	39.5	39.8
RONW	%	28.9	36.9	38.2
Earnings Per Share (Fully Diluted)	Rs.	37.48	39.16	29.97
Book Value Per Share	Rs.	139.43	121.29	100.61 @
Debt Equity Ratio	Times	0.33	0.26	0.21
Inventories	No. of Sale Days	82	75	80
Receivables	No. of Sale Days	65	62	72
Dividend	Rs. Millions	3,162.6	3,156.3	2,434
Tax on Dividend	Rs. Millions	440.4	404.4	237.6



PBIDA - Profit before Interest, Depreciation and Amortization

PBEI - Profit before Exceptional items

PAT - Profit after Tax

ROCE - Return on Capital Employed

RONW - Return on Net Worth

@ Post issue of Bonus Shares in the ratio of 3 for 5 in October 2002



"While Ranbaxy's strategy of internationalization will drive the Company's success, investments in stepping up R&D infrastructure to meet the needs of its global markets, will orchestrate Ranbaxy's march forward."



Earnings Per Share (Fully Diluted)
Rupees
41
39
37
35
33
31
29
27
25
33.30
38.93
39.16
38.88
37.48
29.97
2002
2003
2004
Year
Before EI
After EI



Cash Earnings Per Share (Fully Diluted)
Rupees
50
45
40
35
30
25
38.63
35.30
45.62
45.85
45.59
44.19
2002
2003
2004
Year
Before EI
After EI



Book Value Per Share
Rupees
150
140
130
120
110
100
90
80
100.61
121.29
139.43
2002
2003
2004
Year

* EI = Exceptional Items

Dear Shareholders,

The year 2004 witnessed a fairly strong growth in sales, with international sales revenues touching 79% of the total sales, compared to 76% in 2003. The Company continued its focus on the value added dosage forms which accounted for 89% of the total sales of the Company. The US market continued to be the largest in the Company's market portfolio with total sales of US$ 426 Mn. In particular, the Company's European market showed a very strong growth of over 100% compared to the previous year, driven by both organic growth and the acquisition of RPG Aventis in France.

The overall consolidated Profit After Tax & Minority Interest, for the year 2004 at Rs. 6,986 Mn was 8% below 2003. However, if the exceptional items are excluded, then the consolidated PAT at Rs. 7,246 Mn reflected 1.7% below last year. This marginal decline in PAT was primarily due to a significant step-up in the Company's R&D expenditure, Cefuroxime Axetil impact in USA, the Rupee appreciating against the US dollar and pricing pressures in some key markets.

However, the Company continued to strengthen its foundations for sustainable long-term growth, with significant increase in R&D revenue expenditure (Rs. 953 Mn), modernization / augmentation of manufacturing capacities (additional investment of nearly Rs. 2.3 Bn over 2003) and acquisition of RPG Aventis in France. As a result of this investment, the capital employed by the Company grew significantly in 2004, resulting in Return on Capital Employed (ROCE) dropping to 28.4% in 2004. The Company also continued to maintain its strong focus on working capital management.

The Company's Earning Per Share (EPS) before exceptional items in 2004, remained at the same level as in 2003. However, the Company's book value per share improved to Rs. 139.4 as compared to Rs. 121.3 in the year 2003. In summary, the Company maintained its growth momentum despite difficult market conditions and exceptional items.

Ram S. Ramasundar

Executive Vice President – Finance & CFO

Date : May 9, 2005



Leveraging India's globally acclaimed intellectual wealth, Ranbaxy is making every dollar spent in research count for that much more. This is reflected in the increasing number of global patent filings of the Company, which are over 675 today.



A scientific approach to responsible management

Corporate Governance

Sitting (left to right) : Management Committee Members, Mr. Harpal Singh, Mr. Nimesh N. Kampani, Mr. Tejendra Khanna, Mr. Vivek Bharat Ram and Mr. Surendra Daulet-Singh

Standing (left to right) : Dr. Brian W. Tempest and Mr. Malvinder Mohan Singh



"The framework of Corporate Governance and Code of Practices at Ranbaxy is an enabling methodology to strengthen decision-making processes and organization-wide compliance..."

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

For creation of wealth for shareholders on a sustainable and long-term basis and to maximize 'total returns to shareholders,' being the core of the mandate from shareholders, it is imperative for the Management to institutionalize a "Framework of Corporate Governance and Code of Practices" as an enabling methodology to strengthen decision-making processes and organization-wide compliance with core values of ethical integrity and reliability, while enhancing effective, harmonious and transparent functioning amongst the Board of Directors, its Committees and the Executive Management, to meet challenges and to make the best of opportunities in the years ahead.

Ranbaxy's first written internal Code of Corporate Governance was adopted by the Board in June 1999, well before SEBI introduced recommendatory standards for companies in India. The guidelines are reviewed and reaffirmed on an ongoing basis to ensure that the Code is observed in substance rather than in mere form.

2. BOARD OF DIRECTORS

Composition as on December 31, 2004

The Board comprises twelve Directors, including the Non-Executive Independent Chairman and two Executive Directors.





Name of the Director	Category	No. of Directorships Held in other Companies	No. of Board Committee Memberships Held in other Companies
Mr. Tejendra Khanna, Chairman	Non-Executive-Independent	3	2
Mr. J. W. Balani	- do -	-	-
Mr. Vivek Bharat Ram	- do -	3	1
Mr. Gurcharan Das *	- do -	5	-
Dr. P. S. Joshi	- do -	1	-
Mr. Nimesh N. Kampani	- do -	9	7
Mr. Vivek Mehra	- do -	-	-
Mr. Surendra Daulet-Singh	- do -	1	1
Mr. V. K. Kaul **	Non-Executive & Non-Independent	8	7
Mr. Harpal Singh ***	- do -	5	2
Dr. Brian W. Tempest CEO & Managing Director ****	Executive	-	-
Mr. Malvinder Mohan Singh President – Pharmaceuticals and Whole-time Director	Executive (Promoter)	13	8

* Appointed on January 23, 2004

** Up to December 31, 2003 was Whole-time Director

*** Related to promoters

**** Appointed w.e.f. July 5, 2004

The listing above excludes private, foreign and companies registered under section 25 of the Companies Act, 1956.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance and agenda papers are circulated to Directors seven days before the meeting.

Meetings and Attendance

During the year 2004, five Board Meetings were held : January 23, April 22, June 25, July 30 and October 15.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)

Name of the Director	No. of Board Meetings Attended	Whether Attended the AGM Held on June 25, 2004
Mr. Tejendra Khanna, Chairman	5	Yes
Mr. J. W. Balani	-	-
Mr. Vivek Bharat Ram	4	-
Mr. Gurcharan Das	4	-
Dr. P. S. Joshi	5	Yes
Mr. Nimesh N. Kampani	3	-
Mr. V. K. Kaul	5	Yes
Mr. Vivek Mehra	5	Yes
Mr. Harpal Singh	5	Yes
Mr. Surendra Daulet-Singh	4	Yes
Mr. D. S. Brar $^{\alpha}$	3	Yes
Dr. Brian W. Tempest	5	Yes
Mr. Malvinder Mohan Singh	5	Yes

α Demitted office as CEO & Managing Director of the Company on completion of term of appointment on July 4, 2004, and also resigned from Directorship of the Company w.e.f. July 4, 2004

4. COMMITTEES OF THE BOARD

i. Audit Committee

The Audit Committee has been constituted as per Section 292 A of the Companies Act, 1956, and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include :

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports and
- Discussions with external Auditors about the scope of audit, including the observations of the Auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2004, five meetings of the Audit Committee were held : January 23, April 22, July 30, September 28 and October 15.

Name of the Member	No. of Meetings Attended
Mr. Tejendra Khanna, Chairman	5
Mr. Vivek Bharat Ram	5
Mr. Vivek Mehra	5
Mr. Harpal Singh	5
Mr. Surendra Daulet-Singh	4
Permanent Invitees	
Mr. D. S. Brar $^{\alpha}$	2
Dr. Brian W. Tempest	5
Mr. Malvinder Mohan Singh	5

$^{\alpha}$ Up to July 4, 2004

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in other reputed organizations.

The Statutory Auditors, Internal Auditor and the Chief Financial Officer are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

ii. Management Committee

Terms of Reference of the Management Committee include :

- Review and approval of business strategies and policies, merger and acquisition proposals, medium-term plans and annual budgets.
- Review operating performance for the global organization.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel.
- Review policies, processes and systems on Environment, Safety and Ecology.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2004, seven meetings of the Management Committee were held : January 22, March 18, April 21, May 3, July 29, October 14 and November 23.

Name of the Member	No. of Meetings Attended
Mr. Tejendra Khanna, Chairman	7
Mr. Vivek Bharat Ram	6
Mr. Nimesh N. Kampani	5
Mr. Harpal Singh	7
Mr. Surendra Daulet-Singh	6
Permanent Invitees	
Mr. D. S. Brar $^{\alpha}$	2
Dr. Brian W. Tempest	6
Mr. Malvinder Mohan Singh	5

$^{\alpha}$ Up to July 4, 2004

iii. Compensation Committee

Terms of Reference of the Compensation Committee include :

- Administration and superintendence of Employee Stock Option Scheme (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval and
- Review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel (VP's and above).

Composition and Attendance

During the year 2004, two meetings of the Compensation Committee were held : January 22 and April 21.

Name of the Member	No. of Meetings Attended
Mr. Tejendra Khanna, Chairman	2
Mr. Vivek Bharat Ram	2
Mr. Nimesh N. Kampani	2
Mr. Harpal Singh	2
Mr. Surendra Daulet-Singh	1
Permanent Invitees	
Mr. D. S. Brar $^{\alpha}$	2
Dr. Brian W. Tempest	2
Mr. Malvinder Mohan Singh	2

$^{\alpha}$ Up to July 4, 2004

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria :

- Performance of the Company, its divisions and units
- Track record, potential and performance of individual managers, and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board, based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceilings fixed by the shareholders. Remuneration of the Executive Directors for the year ended December 31, 2004, was as follows :

Executive Directors

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits#	Stock Options ## granted	Service Tenure	Contract Notice Period
	Rs. Lacs						
Mr. D. S. Brar $^{\alpha}$	50.94	118.8	33.91	213.77	35,000 β	-	-
Dr. Brian W. Tempest	174.42	237.5	78.57	16.50	30,000	up to 31.12.07	12 months
Mr. Malvinder Mohan Singh	107.06	142.5	12.07	6.48	-	up to 31.12.08	12 months

α For part of the year; term of appointment completed on July 4, 2004

β Since lapsed as per Employees Stock Option Scheme of the Company

Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis)

Each vested option is exercisable into one fully paid-up Equity Share against payment of Rs. 992 per share. Market price of the share on January 21, 2004, was Rs. 1,046.95 per share; hence stock options were at a discount of Rs. 54.95 per share. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees Stock Option Scheme of the Company

Remuneration to Non-executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees.

Commission is paid on the basis of :

a. Membership of the Board and

b. The number of Committees of the Board on which they serve as members.

Non-Executive Directors

Name of the Director	Commission (Rs.Lacs)	Sitting Fees (Rs.Lacs)
Mr. Tejendra Khanna	12.50	5.25
Mr. J. W. Balani	2.50	-
Mr. Vivek Bharat Ram	10.50	4.20
Mr. Gurcharan Das	2.50	1.40
Dr. P. S. Joshi	4.50	2.00
Mr. Nimesh N. Kampani	8.50	2.80
Mr. V. K. Kaul	2.50	4.20
Mr. Vivek Mehra	6.50	2.60
Mr. Harpal Singh	8.50	4.00
Mr. Surendra Daulet-Singh	10.50	3.40

22,000 Stock Options granted to Mr. V. K. Kaul. Details in regard to pricing, etc., are the same as given in the footnote (##) under the heading Remuneration to Executive Directors.

iv. Finance Committee

Terms of Reference of Finance Committee include :

- Review of capital structure.
- Distribution policy.
- Financial policies, processes and
- Systems and controls covering accounting, treasury, taxation, forex, risk management, insurance and implementation of accounting standards.

Composition and Attendance

During the year 2004, two meetings of the Finance Committee were held : September 28 and December 21.

Name of the Member	No. of Meetings Attended
Mr. Tejendra Khanna, Chairman	2
Mr. Vivek Bharat Ram	1
Mr. Nimesh N. Kampani	2
Mr. Vivek Mehra	2
Mr. Surendra Daulet-Singh	2
Permanent Invitees	
Dr. Brian W. Tempest	2
Mr. Malvinder Mohan Singh	2

v. Science Committee

Terms of Reference of Science Committee include :

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS), R&D organizational structure and policies for the research and development function of the Company; and
- Monitoring progress of NDDR and NDDS programs and laying down a policy framework for collaborative R&D programs.

Composition and Attendance

During the year 2004, two meetings of the Science Committee were held : October 14 and December 21.

Name of the Member	No. of Meetings Attended
Dr. P. S. Joshi, Chairman	2
Mr. Tejendra Khanna	2
Dr. Brian W. Tempest	2
Permanent Invitees	
Dr. Nityanand	1
Dr. Rajinder Kumar	1
Mr. Malvinder Mohan Singh	2

vi. Shareholders' / Investors' Grievance and Share Transfer Committee

Composition and Attendance

During the year 2004, nine meetings of the Committee were held : January19, March 10, May 5, June 21, July 19, August 27, October 11, November 1 and December 27.

Name of the Member	No. of Meetings Attended
Mr. Tejendra Khanna Chairman	9
Mr. Vivek Bharat Ram	8
Mr. D. S. Brar $^{\alpha}$	3
Mr. V. K. Kaul	8

$^{\alpha}$ Up to July 4, 2004

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent / issues resolved usually within 15 days except in case of dispute over facts or other legal constraints.

The Company received 60 shareholders' complaints from Stock Exchanges / SEBI which inter-alia include non-receipt of dividend, annual report, bonus shares, etc.

The complaints were duly attended to and the Company has furnished necessary documents / information to the shareholders.

The Shareholders' / Investors' Grievance and Share Transfer Committee reviews every complaint received and appropriate action is taken promptly.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S. K. Patawari, Company Secretary, is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

The last three Annual General Meetings were held as per details given below :

Year	Date	Day/Time	Venue
2002	28-6-2002	Friday 11.00 A.M.	A-9-10, Industrial Area, S.A.S. Nagar Punjab
2003	25-6-2003	Wednesday 11.00 A.M.	The National Institute of Pharmaceutical Education & Research Sector 67 S.A.S. Nagar Punjab
2004	25-6-2004	Friday 11.00 A.M.	The National Institute of Pharmaceutical Education & Research Sector 67 S.A.S. Nagar Punjab

6. DISCLOSURES

a. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives, etc., that may have any potential conflict with the interests of the Company.

b. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities, on matters related to capital markets.

7. MEANS OF COMMUNICATION

a. The Company regularly intimates unaudited as well as audited financial results to the Stock Exchanges, immediately after these are taken on record by the Board. These financial results are normally published in Business Standard / Financial Express, the Tribune (Punjabi Edition) publications, and are displayed on the website of the Company www.ranbaxy.com and simultaneously posted on the Electronic Data Information Filing and Retrieval website, namely www.sebiedifar.nic.in. The website is also accessible through a hyperlink 'EDIFAR' from SEBI's official website, www.sebi.gov.in.

The official news releases and the presentations made to the investors / analysts are also displayed on the Company's website. The Results are not sent individually to the shareholders.

b. Management Discussion and Analysis Report forms part of the Report of the Directors.

8. SHAREHOLDER INFORMATION

Annual General Meeting

- Date : June 30, 2005
- Time : 11.00 A.M.
- Venue : The National Institute of Pharmaceutical Education and Research (NIPER) Sector-67, S.A.S. Nagar, Mohali - 160 062 (Punjab)

Financial Calendar

Adoption of Quarterly Results for the quarter ending	3rd / 4th week of
- June 30, 2005	July 2005
- September 30, 2005	October 2005
- December 31, 2005	January 2006
- March 31, 2006	April 2006

Book Closure Dates – June 18, 2005 to June 30, 2005 (both days inclusive)

Dividend Payment date– on or before July 10, 2005

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company as on December 31, 2004, were listed on the Stock Exchanges at Mumbai and the National Stock Exchange. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. The Company confirms that it has paid annual listing fees due to the Stock Exchanges for the year 2004-2005.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. The Stock Exchange Mumbai - 359 (Physical) and 500359 (Demat)

REGISTRAR AND TRANSFER AGENTS

M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055, are the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the **Corporate Office**, Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), India and **Head Office**, 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019, India. Email address : secretarial@ranbaxy.com

Market Price Data (Rs.)

Month	The Stock Exchange, Mumbai		National Stock Exchange	
	High	Low	High	Low
January 2004	1137.85	993.85	1136.95	993.45
February 2004	1001.30	925.85	1002.25	922.50
March 2004	990.60	894.55	990.10	886.25
April 2004	1069.15	987.80	1072.90	987.70
May 2004	1048.45	988.35	1048.00	989.55
June 2004	1012.35	878.00	1012.75	878.10
July 2004	982.95	913.00	984.25	914.70
August 2004	977.75	908.85	979.05	909.35
September 2004	1122.70	972.20	1122.70	972.30
October 2004	1103.75	1062.50	1104.25	1062.30
November 2004	1150.45	1035.20	1152.40	1035.50
December 2004	1269.35	1126.55	1269.35	1129.35

Stock Price Performance -
Ranbaxy Vs BSE Sensex
Year 2004


7000
6500
6000
5500
5000
4500
4000
BSE Sensex (Pts.)
1400
1200
1000
800
600
400
200
0
Ranbaxy Share Price (Rs.)
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
BSE Sensex
Ranbaxy Share Price

Note : Based on daily closing data of the BSE Sensex (Pts.) and Ranbaxy (Rs. per share)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) to the share transfer formalities at least once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. The share certificates duly endorsed are returned immediately to shareholders. Confirmation in respect of the requests for dematerialization of shares is sent to the respective depositories i.e. NSDL and CDSL expeditiously.

DEMATERIALIZATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both NSDL and CDSL. As on December 31, 2004, 172154954 Equity Shares of the Company, forming 92.61% of the Share Capital of the Company stand dematerialized.

International Securities Identification Number - INE015A01010 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2004

Category	No. of Shares Held	Percentage of Shareholding (%)
Promoters	62063089	33.39
Mutual Funds & UTI	4588463	2.47
Banks, Financial Institutions, Insurance Companies	23530854	12.66
FIIs	44406806	23.89
Private Corporate Bodies	1745488	0.94
Indian Public	31003278	16.67
Foreign Nationals	490	–
NRIs / OCBs	2344349	1.26
GDRs	16207925	8.72
Grand Total	**185890742**	**100.00**

Distribution of Shareholding as on December 31, 2004

From		To	No. of Shareholders		No. of Shares	
			Number	% Total	Number	% Total
1	-	50	35598	42.80	686529	0.37
51	-	100	10929	13.14	876461	0.47
101	-	200	10185	12.24	1566880	0.84
201	-	300	5073	6.10	1290531	0.70
301	-	400	4010	4.82	1393920	0.75
401	-	500	2689	3.23	1238568	0.67
501	-	600	1920	2.31	1059739	0.57
601	-	700	1730	2.08	1126670	0.61
701	-	800	1396	1.68	1063700	0.57
801	-	900	961	1.16	819536	0.44
901	-	1000	1116	1.34	1075506	0.58
1001	-	2000	4405	5.30	6141525	3.30
2001	-	3000	1274	1.53	3122874	1.68
3001	-	4000	562	0.68	1935466	1.04
4001	-	5000	312	0.38	1401028	0.75
5001	&	above	1004	1.21	161091809	86.66
Total			**83164**	**100.00**	**185890742**	**100.00**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2004. - 2519810 [μ]

Out of which 54540 Stock Options exercised were pending allotment.

[μ] Options granted up to October 3, 2002, are entitled for additional shares (3,69,831 shares) on a proportionate basis, in view of issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

There are no outstanding warrants or any convertible instruments.

Plant Locations of the Company in India

1. A-8, A-9, A-10 & A-11
Industrial Area
Phase- III
Sahibzada Ajit Singh Nagar
Mohali - 160 055
Punjab
2. Village Toansa, P.O. Railmajra
Distt. Nawansahar - 144 533
Punjab
3. Industrial Area 3
A. B. Road
Dewas - 450 001
Madhya Pradesh
4. Village & P.O. Ganguwala
Teh. Paonta Sahib
Distt. Sirmour - 173 025
Himachal Pradesh
5. E-47/9, Okhla Industrial Area
Phase-II, Okhla
New Delhi - 110 020
6. E-2 & E-3, MIDC, Jejuri
Distt. Pune - 412 303
Maharashtra
7. Plot No. B-2
Madkaim Industrial Estate
Ponda
Goa

Address for Correspondence

Shareholders are requested to contact :
Mr. S. K. Patawari
Company Secretary
Ranbaxy Laboratories Ltd.
Plot No. 90, Sector 32
Gurgaon - 122 001 (Haryana), India
Tel : +91-124-5135000 Fax : +91-124-5106490
Email address : secretarial@ranbaxy.com

NON-MANDATORY REQUIREMENTS

1. Chairman's Office

The Company maintains the Office of the Chairman at its Corporate Office at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), India, and also reimburses the expenses incurred in performance of his duties.

2. Remuneration Committee

The Company has constituted a Compensation Committee. Terms of Reference of the Committee have been described at 4(iii) herein above.

3. Shareholders' Rights

The quarterly financial results are published in the newspapers as mentioned under the heading "Means of Communication" at Sl. No. 7 herein above and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the Members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2004, as stipulated in clause 49 of the listing agreement of the Company with the stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period exceeding one month, except where disputed or sub-judice, as per the records maintained by the Shareholders' / Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

Technology that **cares**



Environment, **Health & Safety**

Ranbaxy is committed towards protecting the environment, and ensuring the health and safety of its employees, customers and the public.

Enunciated in 1993, the Environment, Health and Safety (EHS) policy advocates :

- Creation of a safe and healthy workplace and a clean environment for employees and the community
- Aiming for higher international standards in plant design, equipment selection, maintenance and operations
- Manufacturing products safely and in an environmentally responsible manner
- Participation with the authorities and industry in creating responsible laws, regulations and standards
- Making safety, occupational health & environmental information and expertise available to its employees, regulatory agencies and the community at large
- Making EHS concerns and practices a necessary factor in appraising employee performance

Dedicated, qualified and experienced EHS Managers are responsible for ensuring statutory compliance at all Company locations. Besides laying down guidelines on systems, policy and training, the Corporate EHS office also monitors compliance, and maintains and disseminates information on laws and regulations. EHS performance review meetings are held on a regular basis to monitor the progress against agreed EHS improvement plans. Close cooperation between all units and individuals is important to maintain high standards of environmental protection and safety in all the plants.

The Company's notable safety and environmental performance was recognized and the Company received a number of prestigious awards during the year. The **National Safety Award** from the Ministry of Labor & Employment for *Lowest Average Weighted Frequency Rate*, the **Greentech Environment Excellence – Silver Award** in the pharmaceutical sector, and the **National Award for Excellence in Energy Management** as an *Excellent Energy Efficient Unit* for the Toansa plant, were amongst them.

Ranbaxy's manufacturing facilities for bulk drugs and dosage forms comply with the stringent requirements of Good Manufacturing Practices (GMP) and Good Laboratory Practices (GLP), and are approved by international health and regulatory agencies like the US FDA, the TGA – Australia, the

"Caring for the environment is a core corporate value and as a part of this commitment, investments have been made on process improvements, as well as for the effluent treatment plant up-gradation..."



MHRA UK, the WHO and others. These practices and approvals ensure that an effective framework is always in place, not only for the manufacture of high-quality products, but also for the effective use of resources and reduction of wastes.

Caring for the environment is a core corporate value and as a part of this commitment, investments have been made on process improvements, as well as for the effluent treatment plant up-gradation, using the latest membrane-based technology, multi-effect thermal evaporation system and state-of-the-art incinerator. These have helped reduce discharge of contaminants into the environment.

While end-of-the-pipe solutions are implemented, initiatives for reduction of waste at source are also being simultaneously undertaken. Efforts to process more and more by-products and waste to make them reusable are paying off, both from an ecological and economic point of view.

Ranbaxy accords a very high priority to hygiene monitoring at the work place and during the health assessment of all employees at site. The plant and processes are continuously upgraded to improve hygiene and health standards. Necessary training is imparted to employees to enhance their awareness towards health-related matters.

Investments were made during the year, for the up-gradation of safety and process controls in all plants. The up-gradation was carried out at the Mohali and Toansa plants in India, through instrumented safety alarms / interlocks and fire protection systems, including procurement of a fire tender, safety automation on solvent recovery plants and inert gas networks.

The safety knowledge of the technical personnel was upgraded through various external and in-house training programs, including special training programs by overseas experts and consultants. To benchmark with the best international standards, process hazard analysis and electrostatic hazard studies were conducted by international experts like DuPont and Chilworth.

All these endeavors enable the Company to manage its operations with a high concern for Environment, Health and Safety.


Government of India
Ministry of Labour & Employment


Hemant
RANBAXY



'The collaborative research program for developing a potentially path-breaking Anti-malarial molecule is well on course. An IND has been filed in the UK and India, and human clinical trials are to commence shortly in a number of countries.

Quest for innovation



Research & Development

New Drug Discovery Research (NDDR)

During the year, Dr. Vijay Batra with over 25 years of experience at American Cynamide and Schering Plough in USA, was appointed as Vice President, NCE (New Chemical Entity) development. This appointment rounds off the capabilities required for the discovery of novel therapeutics and positions Ranbaxy to carry out the Discovery and Early Development of NCEs through Proof-of-Concept (POC) studies in humans.

The Company continued to make progress in its New Drug Discovery Research. The collective efforts of this rapidly expanding group, that now comprises a team of 300 multi-disciplinary scientists, has resulted in establishing 10 research programs, which are in various stages of discovery and development. These research programs are in the segments of Infectious Diseases (Anti-bacterials and Anti-fungals), Urology (Benign Prostatic Hyperplasia and Urinary Incontinence), Metabolic Diseases (Type 2 Diabetes, Hyperlipidemia) and Inflammatory / Respiratory Diseases (Asthma, Chronic Obstructive Pulmonary Disease and Rheumatoid Arthritis). All the programs are being aimed at producing best-in-class therapies involving targets for which Proof-of-Concept can be quickly and easily established in the clinic.

"The Company has a number of oral controlled-release products in various stages of development and is also exploring the transdermal range of delivery systems..."



Phase I single and multiple rising dose studies with RBx 9841, a molecule for the treatment of Urinary Incontinence, have been completed successfully. Phase II clinical trials on this molecule are going to be initiated very soon.

Additionally, two more compounds are in the pre-clinical stage : 1 each for the treatment of Chronic Obstructive Pulmonary Disease (COPD) and Dyslipidemia.

In 2004, the Company continued to forge ahead on alliances in order to expedite generation of hits and leads that will be optimized and tested in early clinical trials. The alliance with GlaxoSmithKline is progressing rapidly. Several internal progress checkpoints for this alliance have been met.

RBx 11160, an Anti-malarial molecule that is being jointly developed by the Company and 'Medicines for Malaria Venture' (MMV), Geneva, has made significant strides in the clinic. After rigorous pre-clinical evaluation for toxicity and formulation development, the Company submitted an Investigational Medical Product Dossier (IMPD) to the Medicines and Healthcare Products Regulatory Agency (MHRA) and the Local Regional Ethics Committee (LREC) in UK, and also submitted an Investigational New Drug (IND) application to the Drugs Controller General of India (DCGI) and the Indian Council of Medical Research (ICMR). Phase I clinical trials that were initiated in July 2004, have shown the molecule to be safe and well tolerated. A Proof-of-Concept Phase IIa clinical study has been initiated in Thailand and a multi-centric Dose Finding (DF) Phase IIb study will be carried out in South East Asia and Africa. It is hoped that this molecule will positively affect the lives of millions of patients across the globe.

An alliance with Anna University in India, to identify natural product leads for Type 2 Diabetes and Inflammatory Diseases has begun in earnest, and has provided interesting results from a series of herbs derived from the vast Indian herbal knowledge base.

An alliance with The National Institute of Pharmaceutical Education & Research (NIPER) in the area of Respiratory diseases has also been signed and collaborative work has been initiated.

During the year, the drug discovery team filed a total of 52 patents : 26 in India, 14 in USA and 12 under PCT.

Intellectual Property Generated (Jan-Dec 2004) Patent Applications* Filed

Area	India	PCT	US	Total
APIs				
– Synthetic	73	–	–	73
– Fermentation	03	–	–	03
Dosage Forms	36	–	–	36
Herbal	03	–	–	03
NDDS	16	–	01	17
NDDR	26	12	14	52
Total	157	12	15	184

* These are first time (fresh) filings, not international or national filings of earlier applications filed in India

Accepted / Granted Patents (Jan-Dec 2004)**

Department	India	US	Total
APIs			
– Synthetic	04	01	05
– Fermentation	–	–	–
Dosage Forms	17	–	17
NDDS	08	01	09
NDDR	07	03	12
Total	36	05	43

** These are unique patents, which means that any equivalent patents granted in other countries have not been counted

Key International Regulatory Filings and Approvals (Jan-Dec 2004) #

Key Countries	Jan-Dec 2004	
	Approvals	Filings ##
USA	16	29*
European Union (EU)		
– National	22 @	39**
– Mutual Recognition	84 @@	71***
BRIC		
– Brazil	31	12
– Russia (incl. Ukraine)	20	13
– India	33	65
– China	8	3
Rest of the World	305	326
Total	**519**	**558**

\# Doesn't include OTC products, outsourced products and tender documents

\## Includes fresh / new filings only

@ 22 approvals for 19 products in 11 Reference Member States

@@ 84 MRP licenses for 8 products in 20 Concerned Member States

* Including 26 ANDAs plus 3 ANDAs under PEPFAR

** Filings for 25 products in 11 Reference Member States

*** Filings for 6 products in 21 Concerned Member States under MRP

Novel Drug Delivery Systems (NDDS)

Ranbaxy made significant progress in its NDDS programs in 2004.

During the year, the Company filed 6 NDDS products (ANDAs) with the US FDA, and 2 products with the European regulatory agencies. The Company also launched 3 products in the Indian market, in the area of oral controlled-release systems, using its patented 'Platform Technologies.' These were :

- Alfuzosin Hydrochloride (Flotral XL Tablets - 10 mg)
- Divalproex Sodium (Desval ER Tablets - 1000 mg)
- Minocycline Hydrochloride (Minoz OD Capsules - 100 mg)

The Company filed 16 patents in India and 1 in USA in this area.

Ranbaxy also received the approval from US FDA to manufacture and market Metformin ER Tablets 500 mg and Loratadine and Pseudoephedrine Sulfate ER Tablets 10 mg / 240 mg.

The Company has a number of oral controlled-release products in various stages of development, and is also exploring the transdermal range of delivery systems for future development.

Pharmaceutical Research

During the year, 41 new products and line extensions were introduced to the domestic market, of which 26 were developed in-house and 15 were outsourced.

In USA, apart from filing 6 Abbreviated New Drug Applications (ANDAs) through the NDDS program, the Company submitted an additional 23 ANDAs through its Pharmaceutical Research activities. This also included 3 ANDAs under PEPFAR (President's Emergency Program For Anti-retrovirals). The emphasis had been on First-to-File ANDAs with Para IV certification.

The Company also made 39 National Filings for 25 products (including 2 NDDS products) in 11 EU Reference Member States and 71 Mutual Recognition Procedure applications for 6 products in 21 EU Concerned Member States.







In emerging markets comprising the BRIC (Brazil, Russia, India, China) Countries, a total of 93 filings were undertaken. These included 12 products for Brazil, 13 for Russia (including Ukraine), 65 for India and 3 for China. Additionally, a significant number of filings (around 94) were undertaken in Latin America (excluding Brazil) alone.

During the year, the Pharmaceutical Research team filed 36 patents in India.

The Company also places ample emphasis on the quality of packaging of its finished products, to ensure that it not only preserves the shelf life of the products and offers convenience to the patients, but also to achieve anti-counterfeiting. These efforts have been translated into the 'India Star Award' being accorded to the Company, for excellence in novel package development.

Chemical Research (Active Pharmaceutical Ingredients)

The Company continued with its focus on developing niche technologies for high-value Active Pharmaceutical Ingredients (APIs). The focus was on Para IV / First-to-File products. During the year, process developmental work was undertaken for 12 new APIs. The Company also commercialized technologies for 9 other APIs. During the year, 109 Drug Master Files (DMF) comprising 33 APIs in various countries were also filed. On the New Chemical Entity (NCE) front, technology developmental work was completed for 3 NCEs.

During the year, the Chemical Research team filed 73 patents in India.

International DMF Filings and Approvals (Jan-Dec 2004)

Key Countries	Approvals	Filings
USA	10	05
Europe	126*	70
Brazil	03	03
Russia (incl. Ukraine)	03	03
China	07	03
Rest of the World	02	25
Total	**151**	**109**

* Including approvals for 5 APIs under MRP

DMF - Drug Master File

Herbal Drugs Research

With a focus on developing safe, effective, patentable and science-based phytopharmaceuticals complying to international quality standards, the Company developed 3 herbal products under the OTC segment, viz, Olesan Nasal Decongestant Oil, Olesan Gel and Olesan Cough Drops. Substantial emphasis is placed on product differentiation through standardization of botanical actives, minimum ingredients, batch-to-batch consistency and optimum dose. The Company has a number of niche products under different phases of development. The work is also under progress for isolation and characterization of biologically active compounds (either as NCEs or potential lead compounds), to substantiate the Company's Drug Discovery program. The Company filed 3 patents in this segment.



The additional New Drug Discovery Research block (R&D III) coming up in Gurgaon (Haryana), India

The alchemy of excellence

Quality Assurance

The 'Quality Culture' at Ranbaxy fosters a deep commitment to basic business improvement through knowledge, skills, collaborative problem solving and teamwork. This has created a seamless quality value network amongst customers, producers and suppliers, to ensure that quality remains a part of the Company's international business language. This Quality character will enable Ranbaxy to successfully face the economic and social changes that are ushering in a new, more demanding global business climate.

Ranbaxy's Quality philosophy is supported by a global quality network, consisting of a strong team spread across the world. The team is equipped to handle the complex quality attributes of a large number of intricate product portfolios, to ensure regulatory compliance across the globe. This is made possible by Ranbaxy's Quality Management System, based on sound Quality Policies and harmonized Quality Guidelines, ensuring a complete quality compliant culture across the organization.

Being a learning organization, Ranbaxy provides continuous training to its employees in this area. This has resulted in e-Learning programs during 2004, initiated by the Global

"Ranbaxy's Quality philosophy is supported by a global quality network, consisting of a strong team spread across the world. The team is equipped to handle the complex quality attributes of a large number of intricate products..."



Quality Assurance function. Moreover, customer responsiveness, both internal and external, has been key to the success of Ranbaxy.

In 2004, several innovative products were approved by the US and European regulatory agencies. Ranbaxy's R&D and manufacturing facilities across the globe were re-inspected and approved by US FDA, ANVISA Brazil, MHRA UK, and other regulatory agencies from Australia, Canada, Ireland, China and Malaysia.

In order to emphasize the focus on Quality, the Vice President, Global Quality Assurance, now reports directly to the CEO.

The thrust for 'Science-based Quality' at Ranbaxy and the desire to do things the right way, inculcates an incessant process for quality enhancement, which further equips the entire organization to meet the quality challenges of the future.



"The RFID technology – a next generation bar code system – has been successfully implemented ahead of schedule, to strengthen the global supply chain management capabilities of Ranbaxy, to meet customer requirements.



Expanding horizons of hope

Global **Markets**

USA

In 2004, Ranbaxy faced a number of challenges as well as opportunities in the US market. Ranbaxy's USA subsidiary, operating in the largest healthcare market in the world (estimated to be around US$ 248 Bn per annum), continues to contribute significantly to the overall performance of Ranbaxy, as it has over the past seven years.

The USA operations, with revenues of US$ 426 Mn, accounted for 36% of the total corporate revenues in 2004. This represented a lower percentage to the overall contribution of Ranbaxy's business than in 2003, which could be attributed to a number of issues, including the significant acquisition of RPG Aventis in France which led to a surge in the Company's European revenues, pricing pressure in USA influenced by a competitive landscape, the cyclical nature of the generics market and finally the branded business establishing its presence.

The mainstay of Ranbaxy's business in USA is the contribution made by its generic pharmaceutical business, first launched in January 1998, and now possessing a product basket comprising 96 products approved by the US FDA. In 2004, the addition of 12 products through US FDA approval, allowed Ranbaxy USA to overcome the impact of

"The mainstay of Ranbaxy's business in USA is the contribution made by the generics pharmaceutical business, which launched the first product in January 1998, and now possesses a product basket comprising 96 formulations."



the end of exclusivity in Cefuroxime Axetil in July 2003. Without Cefuroxime Axetil, the generics business grew by 20 % over 2003, in value. In terms of the number of prescriptions, the year saw a significant growth of 13 %.

In the same year, there were 26 ANDA filings, and Ranbaxy's approval / tentative approval time averaged 15 months, as compared to the industry average of 17 months. Ranbaxy's cumulative submissions (since the first filing in 1995) are around 150 today, with 50 pending US FDA approvals. In 2004, the number of approvals granted by US FDA totaled 16. The same regulatory focus, which yielded ANDA approvals for Ranbaxy's generics business, was also instrumental in supporting the brand business, which grew by 91 % to US$ 49 Mn during the year.

Complementing both the brand and generic businesses, was the Institutional / Managed Care Markets Group (IMCM), which marketed products to institutional (hospital, group-purchasing organizations), managed care and governmental entities that have gained prominence in the US healthcare system. The IMCM grew in size and complexity in contributing to the overall growth in 2004, by contributing 10 % to the overall turnover of Ranbaxy's USA operations.

Continuing its positive contribution with a sales growth of 16 % (US$ 37 Mn) has been Ohm Laboratories Inc., the division that caters to the private label / Over-the-Counter (OTC) market. It was helped by the successful launch of Loratadine and Loratadine D, following the expiry of generic exclusivity of these significant Rx-to-OTC switch products.


USA - Business Segment Contribution


Year 2003
Year 2004
Sales $412 Mn
Sales $426 Mn
6%
8%
86%
12%
8%
80%

☐ Generics ■ Brands ☐ OTC





On the manufacturing front, significant investments were made in USA to operationalize the new 155,000 sq. ft. (10.5 acres) Terminal Road, New Brunswick facility, which is expected to contribute significantly to 2005 sales.

In retrospect, the year 2004 was a time for far-reaching external changes, that required the collective experience and insight of the entire Regional Team to work with the R&D and Manufacturing Teams in India, to stay ahead of competition and maximize the business opportunities at hand. Further, evolutionary changes in the dynamics of the market were factored into the planning process. This included external changes like authorized generics, and prescription coverage for Medicare and industry consolidations, to name a few. On the legislative side, the Medicare / Medicaid Modernization Act, Bioshield II, Waxman-Hatch Reform, product re-importation, product liability coverage, medical malpractice reform and bio-generics kept the pharmaceutical industry on its toes throughout the year.

EUROPE

France

Ranbaxy entered the French Market in 2004, with the acquisition of RPG, the generic arm of Aventis which was re-christened as Ranbaxy Pharmacie Generiques (RPG). By the end of 2004, Ranbaxy recorded sales of US$ 73 Mn in France, thereby it becoming the 3rd largest market for Ranbaxy, after USA and India.

During 2004, 12 new products were launched, with **Omeprazole** being the most successful in terms of turnover generated and contribution to total sales. The focus on developing the range will continue as more molecules are expected to be launched in 2005. This would enable the business to further register an improvement in its market share.

The Company will continue to focus on high-margin products to improve its gross margins, and efforts are also underway to switch product manufacturing to India. This would further enhance the entity's financial parameters.

RPG shared many services with Aventis and this acquisition had necessitated the development and creation of a new organization structure. By the end of 2004, all changes were put into place and the new organization is ready to meet the challenges of the future.



UK

The year 2004 was quite significant for Ranbaxy (UK) Ltd. (RUKL), with sales surpassing US$ 50 Mn, reflecting a growth of 6%, despite the pricing pressures within the generics sector.

The year witnessed the beginning of the transition of the Company, moving up the value chain into the branded pharmaceutical area, with the launch of **Visclair** (*Mecysteine*), a Mucolytic agent for the relief of Chronic Obstructive Pulmonary Disease (COPD) symptoms, such as cough and sputum, in the UK market. This marked the entry of the Company in the respiratory brand segment. The overall brand sales progressed to US$ 4.2 Mn. The newly appointed Healthcare team promoting these brands, consists of 24 sales personnel who call on General Practitioners and Hospitals. RUKL's market share stands at 22% for the Capsules / Tablets segment of this therapy class.

The Generics division continued to be the backbone of Ranbaxy. With three, day-1 launches, the Company crossed the US$ 50 Mn sales milestone, establishing a solid foundation to excel in the coming years.

RUKL has made remarkable progress in enhancing its product portfolio and for securing the product basket by in-licensing products. Deals have been signed for in-licensing with various companies, for a number of different molecules in different therapeutic areas. These would be over and above the in-house product pipeline and would further give an impetus to RUKL's growth in the UK pharmaceuticals market.

Germany

The Company's German subsidiary, **Basics, GmbH**, recorded a robust growth of 88%, achieving sales of US$ 26 Mn. **Basics** had four day-1 launches in 2004, the maximum number in a year since inception. A total of 8 products were launched, which increased the product basket to 41 molecules from 33. The ranking in the market improved, especially in the generic segment, where **Basics** is currently at No. 28, vis-à-vis at No. 36 earlier.

Some of the key products that contributed to the success of Basics, Germany, were **Ramipril**, **Pravastatin**, **Simvastatin**, **Metformin**, **Ciprofloxacin** and **Clarithromycin**.

Poland



Ranbaxy Poland witnessed a successful year with a turnover of US$ 11 Mn, representing a growth of 41% over 2003. This was achieved through an increased presence in the Antibiotic segment, both in the hospital & ambulatory, Cardiovascular segment and also through partnership with local partners.

The year was characterized by specific focus on accession to the European Union on May 1, 2004.

The Company's business grew significantly in the total Polish pharmaceutical market. The successful performance resulted from the combined efforts of the strong field force, business development and regulatory teams. Major products contributing to the success were, **Ramoclav** (*Co-amoxiclav*) and **Rantaksym** (*Cefotaksym*) in the Antibiotic segment and **Celipres** (*Celiprolol*) and **Ramicor** (*Ramipril*) in the Cardiovascular category.

Cooperation with local partners – GlaxoSmithKline and Schwartz Pharma – are expected to strengthen the business, with further growth in the coming years.

Spain & Portugal



Ranbaxy formally launched its operations in Spain in September 2004, following the setting up of a subsidiary, Laboratorios Ranbaxy, SL, Spain, in the first quarter of 2004.

The Company launched **Sertraline**, **Pravastatine** **Ciprofloxacin**, **Ofloxacin** and **Lisinopril** under the Ranbaxy label. Relationships with distributors were further strengthened, and direct plus third party sales accounted for US$ 2.1 Mn during the year.

In **Portugal**, Ranbaxy entered the pharmaceutical market by setting up a wholly-owned subsidiary, Comercio e Desenvolvimento de Produtos Famaceuticos, Unipessoal LDA, in October 2004. The Company has been active in filing regulatory dossiers, and a number of ongoing registrations are currently in progress to provide the new subsidiary with an adequate portfolio of products, for an early commencement of activities.

REST OF EUROPE



2004 has been a satisfactory year for Ranbaxy in East and Northern Europe. The Baltics experienced a year of consolidation, being severely hit by the uncertainties ensuing from accession. Entry plans have been developed for a number of key markets. A number of alternative batch release sites have also been set up, post accession.

Central Europe

In 2004, Central Europe had a successful year, registering sales of just over US$ 22 Mn, securing a healthy growth of 74%.

The technical transfer on the batch release site in Hungary was managed successfully and several products have already been released for the Hungarian market. An additional batch release site in Slovak was also set up during the year.

In Austria, a promising new partnership with the Austrian subsidiary of the German company Madaus, was signed, and in Slovenia a contract was finalized with a regulatory partner.

Ranbaxy rankings improved significantly during the year. Currently, the Company ranks 31st in Hungary, 44th in the Czech and 27th in the Slovak Republics (according to IMS Midas Country audit Aug/2004). Simvor (*Simvastatin*), Serlift (*Sertraline*), Ceroxim (*Cefuroxime Axetil*), Cifran (*Ciprofloxacin*) and Zanocin (*Ofloxacin*) were amongst the select, major products that contributed to the growth in these markets, and have captured significant market shares in their respective categories.

Ranbaxy also improved its market ranking in Lithuania and Latvia. The overall market share of Cifran (*Ciprofloxacin*), Norbactin (*Norfloxacin*), Zanocin (*Ofloxacin*) and Ketanov (*Ketorolac Tromethamins*) improved further. Ramipril *(Ramicor)* launched in Latvia and Lithuania during the year, also attained a significant market share.

North Europe

Sales in North Europe were at US$ 4.6 Mn in 2004, registering an increase of 95% over 2003.

Pravastatin and Lisinopril were launched in North Europe in 2004. Soon after its introduction, Pravastatin achieved a noticeable market share in the Netherlands. In Sweden, Aciclovir, Ciprofloxaim and Ranitidime improved its market share. In Finland, Ranitidine's market share was the highest, followed by Aciclovir, Ciprofloxacim and Pravastatin.

Romania

The country was one of the fastest-growing in Europe with sales of US$ 6.4 Mn, registering a record growth of 127%. The integrated marketing programs in 2004, for Zanocim OD (*Ofloxacin once-a-day*) and Simvor (*Simvastatin*) were most successful.

Some of the key products that contributed to the growth in this market are the Zanocin range which is No. 1 in the Ofloxacin segment, Simvor, No. 3 in the Simvastatin segment, and Serlift which was positioned as No. 2 in the Sertraline segment.

BRIC COUNTRIES

Brazil, Russia, India, China

Brazil



In Brazil, sales at US$ 31 Mn were up by 37% over that of the previous year. A total of ten new generic molecules and three new-branded products were launched during the year 2004. The market for Isotretinoin & Cecnoin products is improving with these products gaining acceptance. The launch of Contiflo (*Tamsulosin*) and Cutisom (*Mometasone*) in the branded segment, took the total number of brands introduced in this market up to five.

A new state-of-the-art manufacturing plant is being set up in Sao Gonzalo near Rio de Janeiro. This will meet the growing demand of Brazil and the neighboring markets.

Russia

The operations in Russia achieved a sales turnover of US$ 25.1 Mn, with a growth of 37%. The market growth, as per pharma experts conducting the local survey, stands at 13%.

The Company's market ranking at number 30 (on a YTD basis ending September 2004), showed a significant improvement from number 38 last year (source: IMS).

Ketanov *(Ketorolac Tromethamins)*, with a 7.2% market share, is the brand leader in the non-Narcotic Analgesics segment. The Cifran OD *(Ciprofloxacin once-a-day)* launch was rated as No. 1 in the Anti-bacterial segment, and ranked 9th in the list of new products introduced during the twelve-month period (source IMS).

Coldact Lorpils and Coldact Broncho suspensions (*Anti-cold preparations*) were launched during the fourth quarter. In the Anti-allergic segment, Fexadim *(Fexofenadine)* grew strongly to become the 2nd largest *Fexofenadine* after the innovator's product.

ZAO Ranbaxy, a wholly-owned distribution company, was established in Russia in the second half of the year, giving Ranbaxy products a nationwide distribution reach.

Ukraine Belt



The Ukraine Belt countries achieved total sales of US$ 19.7 Mn in 2004, with 64 % growth. The key brands in this market were **Ketanov**, **Cifran**, **Zanocin**, **Coldact**, **Enalapril** and the **Simvor** range.

The core products of Ranbaxy Ukraine are **Ketanov** (*Ketorolac Tromethamins*), **Cifran** (*Ciprofloxacin*), **Coldact** (*Anti-cold*), **Pylobact** (*H. Pylori Kit*), **Zanocin** (*Ofloxacin*), **Norbactin** (*Norfloxacin*) and **Candesar** (*Candesartan*). While **Ketanov**, **Cifran** and **Pylobact** are No. 1 in their respective segments, the other brands achieved a No. 2 status in their respective segments.

The success was accomplished using brand-building skills through integrated marketing programs for the promotion of key brands.

India



The year 2004 witnessed a thrust on Medico-Marketing activities and Concept Marketing of Novel Drug Delivery System (NDDS) products and Biologocal products, in India.

Knowledge has often been described as the weapon of the 21st century. This is even more important in the field of Pharmaceuticals, which is witnessing a rapid change with respect to drug development and disease management.

In view of this, during 2004, Ranbaxy's India region initiated programs to disseminate scientific knowledge for its medical fraternity, while also leveraging it as a competitive tool in the market place for brand building, market development and championing newer therapeutic concepts.

The power of scientific knowledge, coupled with formidable marketing and sales strength, has propelled the Company forward in building a strong fundamental base in India. For 2004, India region recorded sales of Rs. 9,130 Mn (US$ 202 Mn), reflecting a growth of 7.9 % (against the industry growth of 6.4 %), while garnering a 4.28 % market share (excluding OTC brands).

In the area of Novel Drug Delivery System (NDDS) products, which offer value-added differentiation over conventional products, the Company further consolidated its position. The Company's share within the NDDS products' market was 7.9 % in 2004. NDDS products now contribute 6.2 % to internal sales of the India operations. With a futuristic approach, India operations have started focusing on marketing of 'Biological' formulations such as **Verorab** (Rabies Vaccine) and **Vaxigrip** (Flu Vaccine), which require competencies to propagate the newer concepts in the market place.

Significant emphasis was being given to the concept marketing of brands, using various knowledge management and medico-marketing initiatives such as advisory board meetings, post marketing surveillance studies and continuous medical education programs. During the year, more than 2000 interface programs with doctors were conducted. These included Symposia and Continuous Medical Education (CME) programs. Around 20 clinical papers were also published in various scientific journals.

The year also witnessed the successful launch of premium molecules in the acute and chronic segments, eight of the Company's brands featured at various points of time amongst the list of Top 30 new introductions in the market, calculated over a 12-month period, viz., **Etrobax** Tablets (*Etoricoxib*), **Refzil O** Tablets (*Cefprozil*), **Riconia G** Softgel (*Ginseng*), **Cilanem** Injection (*Imipenem + Cilastatin*), **Rosuvas** Tablets (*Rosuvastatin*), **Minzo** Capsules (*Minocycline*), **Desval ER** Tablets (*Divalporex*), **AMX** Capsules (*Amoxycillin*) and **Forzest** Tablets (*Tadalafil*). The India region demonstrated strong brand-building capabilities, with as many as 6 brands (**Sporidex, Revital, Mox, Cifran, Volini & Storvas**) featuring in the Top100 brands list of the Indian pharmaceutical industry.

The India region was perceived as the '*Best-in-Class*' by customers, as it topped the list of companies, both Indian and multi-national, in terms of Corporate Image (source: AC Nielsen ORG MARG Report, June 2004).

The field force competitiveness benchmarking survey amongst doctors and trade in 2004 (independent survey conducted by Strategic Analysis Inc.), reflected superior results compared



to competition, and an improvement over the previous survey of 2003. The key highlights were :

- The Pharma SBU attained a No. 1 position, among all companies amongst General Practitioners, Urologists, Gynecologists, ENT, Dentists and Nephrologists
- Ranbaxy CV SBU improved its rank to No. 1, from No. 2 amongst Cardiologists
- Croslands SBU moved to No. 1 from No. 3 amongst Orthopedicians, and narrowed its gap against the top competitor amongst Dermatologists
- Ranbaxy Pharma, Croslands, CV, Stancare and Rextar improved their scores at the distributors and chemists level

There was an overall improvement in operational efficiency through better management of financial resources and hygiene parameters, which included investment in working capital, sales returns and cheques returned. This had an important bearing on the overall performance of operations in India, given the single digit growth of the Indian pharmaceutical industry.

During 2004, with an eye on the future, the region undertook several initiatives to gain a better understanding of the challenges of tomorrow. With the operationalization of the 'Patent' regime in the country, to remain competitive and successful in the future, a 'Blueprint' exercise to examine the emerging environment and work out a well-defined route- map outlining key strategies for the Region was also undertaken.

The Company reiterated its commitment towards technology advancements and solutions, to improve upon the operational efficiencies. In this regard, the sales force automation of Ranbaxy Urology Specialty, e-management of secondary sales stocks data and e-detailing of key brands in the portfolio, were undertaken during the year.

The Pharma SBU moved ahead with a focus on key brands, primarily the recent introductions, while maintaining the promotion of existing brands in the portfolio. Amongst these brands, Verorab (Rabies Vaccine) and Cepodem Tablets / Liquids (*Cefpodoxime*) have performed well, garnering higher market shares. In addition, Cilamem Injection (*Imipenem + Cilastatin*), which was launched last year, recorded impressive sales in 2004.

The SBU also extended its Vaxigrip (Flu vaccine) co-promotion agreement with Sanofi Pasteur to additional cities. To augment the key brands in the portfolio, value-added line extensions have been launched, like Raciper D Tablets (*Esomeprazole + Domperidone*) and Riconia Drops (Multivitamins Minerals Drops).

The Pharma SBU has also undertaken various scientific programs; in particular the Cilamem (*Imipenem + Cilastatin*) scientific symposium, wherein the concept of Penems was propagated to Intensivists. Verorab CMEs have been undertaken in a major way to disseminate medical information on the management of dog bites and Rabies.

The Ranbaxy CV SBU continued to surge ahead demonstrated by an increase in its market share to 3.0% from 2.8% (2003) in the Cardiovascular and Diabetes segment. The SBU also registered a 34% growth. In addition, prescription responses also showed good gains, in line with the buoyancy of sales.

The SBU continues to be a leader in the Statin segment. Line extensions like Storvas AMF Tablet (*Atorvastatin + Amlodipine*) and Storvas EZ Tablet (*Atrovastatin + Ezetimibe*) have been introduced to strengthen the leadership position. To reinforce the SBU's strength in the Lipid lowering segment, Zeteze Tablets (*Ezetimibe*) were launched.

The Ranbaxy CV SBU has been conducting some of the leading scientific programs in the country. 'Diabetica,' a new initiative in the field of Diabetes, was rolled out during 2004. Internationally renowned doctors attended Diabetica, where 150 top Indian Diabetologists showcased the primary research conducted by them. The event also provided a good platform to discuss the latest advances in the field of diabetes. This program is in addition to the ongoing HDL (Hypertension, Diabetes, Lipids) Symposia and other updates, to strengthen equity with Cardiologists, Diabetologists and Physicians.

The Stancare SBU, which until now has been focusing on Anti-infectives, has realigned itself to exploit the potential in the chronic market segments of Urology and Respiratory. Zanocim (*Ofloxacin*), the flagship brand of the SBU, continues to perform well, registering 14% growth.

Ranbaxy Urology Specialty, the task force in the Stancare SBU, further consolidated its market share in Urology and launched two new products, to make a

world of



Flotral Tablets (*Alfuzosin*) and Dutagen Capsules (*Dutasteride*), for the management of Benign Prostate Hyperplasia.

The Croslands SBU continued to make inroads in the field of Dermatology and Orthopedics. During the year, key brands in the portfolio, Volini Gel (*Diclofenac*) and Mobizox Tablets (*Diclofenac + Clorzoxazone + Paracetamol*), which are market leaders in their respective segments, improved upon their performance and captured a greater market share. Croslands continues to maintain its No. 1 position in Orthopedics in terms of prescription share.

In Dermatology, Croslands reinforced its presence by introducing new, differentiated products such as Sotret Gel (*Isotretinoin*) and Exorex Lotion (*Coaltar*). In addition, the Croslands SBU also launched its Dermaceutical range with a slew of new products, promoted by a separate task force christened as Dermaland. This will enable the SBU to align its resources appropriately to the high-growth Dermaceuticals segment.

The SBU has conducted some key scientific programs, such as the International Joint Symposium, working with the leading institutions to impart training to Orthopedics on joint replacements. The 'Sotret Advisory Board' was also formed during the year with leading Dermatologists, to guide the SBU on Isotretinoin.

The Rexcel SBU witnessed transformation from a mass-based SBU to become a multi-specialty SBU. Mox, the leading brand in the portfolio, further strengthened its market share in the Amoxicillin market. The SBU successfully launched Etrobax Tablets (*Etoricoxib*) in the painkiller segment. In addition, Moxclav (*Co-amoxiclav*) Drops were launched for the first time in India. Rexcel consolidated its foray in Gastroenterology with the launch of Colorex Capsules (*Balsalazide*) for patients with Ulcerative Colitis.

The Solus SBU, dedicated to the service of Neurologists and Psychiatrists, consolidated its position in the Central Nervous System (CNS) market, registering 16% growth, higher than the segment growth. Desval ER (*Divalproex Extended Release*), an emerging brand in the portfolio, has been considered as the biggest CNS new product launched in 2004. To further augment its presence in the Anti-epileptic market, a line extension of Desval ER 1 gm Tablets, was launched, and 'Desval ER Advisory Board' was also established.

The Super Specialties SBU continued its foray in the Anti-HIV segment with the launch of Virocomb N Tablets (*Lamivudine + Zidovudine + Nevirapine*). The Oncology portfolio was further enhanced through the introduction of Xabine (*Cepacitabine*). The SBU has further built a strong relationship with Key Opinion Leaders in the represented segments, and has also established an Oncology Advisory Board.

The Rextar SBU, which was established with the intent to manage late life cycle brands, has done well with Rovacor (*Lovastatin*), showing consolidation of market share, as well as improved prescription response.

The Blue-R SBU has maintained its position as one of the top two contenders in the generics segment. In 2004, about 35 products were launched by the SBU and the concept of having Retailer Meets in key states was also initiated.

Overall, the India region has improved its readiness level and is well prepared to face the possible challenges in the product patents era.

China



In 2004, Ranbaxy (Guangzhou China) Limited (RGCL) achieved sales of US$ 12 Mn in China, and acquired a place amongst the Top 30 Joint Venture companies in the Chinese market (source: IMS).

During the year, the Company's sales and marketing operations were reorganized to bring itself closer to its customer base, and to reflect the changing dynamics of the Chinese market. The operation also diversified its therapeutic portfolios with Simcor (*Simvastatin*) performing particularly well in the extremely competitive cardiovascular segment, being the third most successful brand launched in any therapeutic segment since 2002 (source: IMS). Cifran (*Ciprofloxacin*) continued to consolidate its position as the leading injectable *Ciprofloxacin*. Impressive sales gains were also recorded by Tomiron (*Cefetamet Pivoxil*) and Cepodem (*Cefpodoxime Proxetil*) in the Anti-infective segment.

RGCL has received approvals for eight new products from the State Food and Drug Administration during 2004, that will further expand the product portfolio and augment its performance in the coming year.

REST OF THE WORLD COUNTRIES

Japan



Japan, the world's second-largest pharmaceutical market (US$ 58 Bn), is gradually opening up to generics. Presently the total generics market stands at US$ 2.7 Bn (5 % of the total market by value). The Government's political will and a commitment to bring down the drug expenditure as a percentage of the total healthcare cost, is expected to translate into buoyant growth for generics in the years ahead.

Ranbaxy entered the Japanese generic market in 2002, through a strategic alliance with a mid-sized pharmaceutical company – Nihon Pharmaceutical Industry Limited (NPI).

The first co-development project of the Joint Venture is under approval by the Ministry of Health & Labor Welfare, Japan, and is scheduled for launch in 2005. Going forward, the Joint Venture plans to increase the filings of its co-development projects, to capitalize on the emerging opportunities in the generic space in the Japanese pharmaceutical market.

Malaysia


RANBAXY
RANBAXY (MALAYSIA) SDN.BHD.

Ranbaxy Malaysia Sdn. Bhd. (RMSB), with sales of US$ 12.4 Mn, achieved a growth of 13 % during 2004. The major molecules contributing to this growth were Lestric Tablets (*Lovastatin*), Enhancin Tablets (*Co-amoxyclav*), Histac Tablets (*Ranitidine*), Invoril Tablets (*Enalapril*) and Simvor Tablets (*Simvastatin*). Lestric emerged as a successful brand in 2004, crossing the US$ 1 Mn mark in sales.

The key achievements during the year included the securing of business from Government hospitals for the supply of Lestric Tablets (*Lovastatin*), Invoril Tablets (*Enalapril*) and Histac Tablets (*Ranitidine*), for the third consecutive year (in Malaysia), and the supply of Rovacor (*Lovastatin*) and Simvor (*Simvastatin*) Tablets to government hospitals in Singapore. During the year, the listing of Vercef MR (*Cefaclor Modified Release*) Tablets in the Pharmacy and the therapeutic list of government hospitals was also obtained.

Throughout the year, many employee programs were conducted to enhance the culture and spirit of the Ranbaxy team in Malaysia and Singapore. Among the most successful activities undertaken was the Ranbaxy Doctor / Pharmacist Friendship Networking. This initiative, held on a bi-weekly basis, has resulted in networking meetings of more than 500 doctors and pharmacists, and has fostered a healthy relationship between the customers and the Company.

Vietnam

In Vietnam, the Company achieved sales of US$ 6.7 Mn with a growth of 62 %, which was mainly driven by brands like Oframax (*Ceftriaxone*) Inj., Keflor Distabs and MR, Sporidex (*Cephalexin*) and Sporicef.

The Company further strengthened its position in the Anti-infectives category, with the launch of Novel Drug Delivery System (NDDS)-based dosage form, Zanocin OD (*Ofloxacin once-a-day*). In the CVS and Diabetic segments, new products such as Stanlip (*Fenofibrate*) and Piozone (*Pioglitazone*) have been added. The launch of these products will enhance the existing strong image that Ranbaxy already enjoys in Vietnam.

In the Consumer Healthcare business, Ranbaxy strengthened its position with a focus on its mega brands like Pepfiz and Chericof, resulting in a healthy growth of 30 %.

Sporidex (*Cephalexin*) manufactured in Ranbaxy Vietnam Co. Ltd. has shown a growth of 21 % and now contributes over US$ 2 Mn in sales.

Ranbaxy also has emerged as the number one company in the Anti-retroviral segment in Cambodia, and is associated with all major initiatives taken by the Minister of Health (MOH), and Non Governmental Organizations (NGOs).

Thailand

Ranbaxy Unichem Co. Ltd. (RUCL), registered a turnover of US$ 6.5 Mn, showing a growth of 19 %.

The Company's IMS Hospital ranking moved to No. 35 from No. 40 and its market share rose to 0.58 %.

Newer and differentiated products, such as Ramclav (*Co-amoxiclav*) Tablets 1g, Crixan (*Clarithromycin*) Tablets, Cascor XL (*Diltiazem*), FBC Plus and Magnaspor Tablets (*Cefuroxime Axetil*) were chosen for targeted and concentrated brand marketing. Key doctor selection, promotion through cyclical communication campaigns, detailing and slide presentations to important specialists, booth displays in conferences and film shows, were used for brand promotion.

Driven by these SKUs, the brands on promotion showed tremendous growth. The highest growth was shown by Crixan 500, which grew by 149%, followed by Cascor XL at 99%, Ramclav at 59% and Cifran and Magnaspor at 48% and 45%, respectively. Both Crixan and Magnaspor achieved the distinction of becoming the number one generic product in their respective markets.

Mexico



In Mexico, sales at US$ 7.5 Mn have doubled over that of the pervious year, supported by the successful performance of a rich product portfolio in this market.

Central America & Caribbean Islands (CACI) and Peru

In CACI sales at US$ 3.6 Mn were up by 44%, over that of the previous year in this region. The Company's focus was on the five key markets of Jamaica, Guatemala, Dominican Republic, El Salvador and Trinidad & Tobago. A number of products will soon be filed in each of the key markets, with an emphasis on trade sales and Rx generation.

In Peru, Sales at US$ 3.7 Mn were up by 199%, over that of the previous year.

Africa

The year 2004 was yet another successful year for Ranbaxy in Africa, despite challenging circumstances. The introduction of the single exit price policy in South Africa, restrictions in new product registrations in Egypt, Algeria and Morocco, civil war in the Ivory Coast, Congo and Sudan, economic turmoil in Zimbabwe, Madagascar and several other countries, due to uncertain government policies, and ravages of diseases like AIDS (Acquired Immune Deficiency Syndrome) and Malaria, and the increased competition from low-priced generics from India in most African markets made operations in Africa even more challenging.

Ranbaxy recorded sales of US$ 59 Mn reflecting an overall growth of 49% in 2004. The Company also increased its market share and rank, as reported by IMS, in various markets. In the Ivory



Coast, Cameroon and Senegal, Ranbaxy is now amongst the Top 10 pharmaceutical companies. Equally strong growth was displayed in Nigeria, where Ranbaxy is currently the No. 2 pharmaceutical company. The Company ranking as per December 2004 IMS, was 28th out of 174 corporations in South Africa, an improvement of six positions in the year. Amongst the generic companies in South Africa, Ranbaxy gained two positions, moving up to No. 7.

The Company's strongest performing brands remained Ranferon, Enhancin (*Amoxyclav*), Gestid (*Antacid preparation*) and Cifran (*Ciprofloxacin*). A number of successful product launches in South Africa and key markets of French Africa, Southern Africa and East Africa, led by products like Cefpodoxime Proxetil, Sertraline, Cefuroxime and Simvastatin, which captured significant market share, were the main growth drivers.

With the increasing pandemic of AIDS across the continent, Ranbaxy established itself as a leading supplier of first line Anti-retroviral drugs in many markets in Africa. Ranbaxy faced the challenges arising from the voluntary withdrawal of ARVs from the WHO list of pre-qualified drugs, and is preparing to re-introduce itself in 2005, when re-listing of these drugs by WHO & US FDA is expected, with many new additions to the pipeline.

Much of the success has been the result of successful product launches backed by strong regulatory and marketing support, and good team effort through continuous training and effective HR initiatives. Establishment of a local Africa office in 2004, and increased presence in over 40 markets with eight offices spread across Africa, led to a greater focus and enhanced ability to capitalize on the emerging opportunities in these markets.

Egypt

During 2004, sales in Egypt were at US$ 4 Mn, with a growth of 6 %, despite the turbulent market conditions that preceded the application of the TRIPS accord in January 2005. This flooded the market with generic products from various local and international manufacturers. The most successful products of Ranbaxy have been **Rancif** (*Ciprofloxacin*), **Simvastat** (*Simvastatin*), **Histac** (*Ranitidine*), **Norbactin** (*Norfloxacin*) and **Bacticlor** (*Cefaclor*).

Ranbaxy is ranked at No. 42 in the Egyptian pharmaceutical market, having moved up from No. 53 in 2003.

During 2004, the Company focused on enhancing employee productivity and shaping career pathways through extensive training and on-the-job-development programs for all.

Middle East and Sri Lanka

The Middle East region and Sri Lanka continued to show buoyant growth for the third year in a row, with sales of US$ 12.6 Mn, reflecting a growth of 34 %.

UAE was the largest contributor to the region, where Ranbaxy continued to maintain the position of a generic company, with three brands in the Top 50 list. The key initiatives included expansion of the sales team to manage a growing portfolio, and a training program to address functional and behavioral training needs.

In Sri Lanka, Ranbaxy further consolidated its rank amongst the Top 3 corporations (market share moved up from 2.8 % in 2003, to 3.3 % in 2004; source: IMS Q3 '04 Cum.) While **Sporidex** (*Cephalexin*) consolidated its No. 1 position, the Anti-infective portfolio was further strengthened with **Enhancin** (*Co-amoxyclav*), moving into the Top 10 brands.

In Oman, Ranbaxy continues to maintain its leadership status in the private market. The launch of **Simvor** (*Simvastatin*) and **Covance** (*Losartan*) marked the entry of Ranbaxy into the chronic therapy segment.

In Lebanon, **Enhancin** (*Co-amoxyclav*) entered into the reimbursement list of the National Social Security Fund (NSSF). Ranbaxy strengthened its portfolio by entry into the key chronic therapy areas of Asthma and Cardiovasculars, with **Romilast** (*Montelukast*) and **Rosuvas** (*Rosuvastatin*), respectively. **Romilast** 10 mg has succeeded in aggressively expanding the **Montelukast** market within a few months of its launch through new prescribers, and gaining significant Rx market share amongst existing prescribers.

Ranbaxy widened its footprint in the region by entry into a new market – Qatar – and became the first Indian pharmaceutical company to do so. Business development activity was initiated for Pakistan, while taking cognizance of ground realities and available opportunities.

Ranbaxy Global Consumer Healthcare (RGCH) Business

In 2004, RGCH completed 2 years of operations in India. The business maintained double-digit growth even while the Indian pharmaceutical market (6.5 %) and the FMCG market (1.5 %) grew in single digits only. RGCH achieved a primary growth of 28 % and an ORG growth of 16 % in 2004, over last year. The business recorded a CAGR of 28 % in 2004, over 2002.

Revital, the lead brand, grew by 22.2 % in primary sales, setting new standards in 2004. The brand recorded the highest ever MAT ranking of 16 (December 2004) and the highest ever monthly rank of 10 (July 2004), as per ORG-IMS in its Top 50 list. **Revital** also achieved the highest market share of 71.6 % in 2004, in the **Ginseng** Category, (ORG-IMS Audit).

Other brands of the business also maintained healthy growth during this year. **Garlic Pearls** grew by 31 %, as per ORG-IMS. All four switch brands (**Revital**, **Pepfiz**, **Gesdyp** and **Garlic Pearls**) put together, have grown by 21 % in primary sales.

In 2004, RGCH launched its Herbal category through its New Age Herbals (NAH) portfolio. In January 2004, NAH introduced differentiated consumer brands in the Cold & Cough and Appetite Stimulant categories. The **Olesan** range was created for the Cold & Cough category with 5 products, Oil for nasal decongestant, Cough Syrup for adults and children. Subsequently, the introduction of **Olesan** Lozenges and Gel maximized the incidence of consumer usage, by increasing choice.


REVITAL
REVITAL

Many facets of wellness

Product **Review**

India turned a new leaf on January 1, 2005, when the product patent regime came into force as per the WTO agreement. Much has been written about the opportunities and challenges it brings for Indian pharmaceutical companies. However, Ranbaxy's steady investment in research and development over the years, has prepared the Company to face the challenge and ensure a healthy product flow for its various markets, including India. Being aware of these worldwide trends, Ranbaxy has been striving to build a branded product portfolio, while remaining fully committed to its strong generic business model. In pursuit of this strategy, Ranbaxy continued to expand and strengthen its generic product portfolio during 2004, boosted by a steady product flow. The year also witnessed the successful implementation of the strategy of diversifying into chronic therapy segments, and at the same time maintaining the stronghold on acute therapy segments like Anti-infectives.

Some significant launches in some of the key markets in 2004, included Metformin XR and Cefpodoxime Proxetil Tablets in the US, Clarithromycin and Easyhaler Inhalers in UK, Etrobax (*Etoricoxib*), Crixan OD (*Clarithromycin OD*), Flotral (*Alfuzosin OD*),

"Ranbaxy's steady investment in research and development over the years, has prepared the Company to face business challenges and ensure a healthy product flow for its various markets, including India."

Top Ten **Molecules**

	Molecule	US$ Mn
1	Co-Amoxyclav	101.5
2	Amoxicillin	73.4
3	Cephalexin	48.0
4	Isotretinoin	43.3
5	Ciprofloxacin	37.5
6	Minocycline	34.9
7	Simvastatin	33.1
8	Clindamycin	31.7
9	Cefuroxime Axetil	29.2
	[illegible]	22.8

Dutagen (*Dutasteride*), Minoz OD (*Minocycline OD*), Provake (*Modafinil*), Exorex and Sotret (*Isotretinoin*) Gel in the Indian market, and Altiva (*Fexofenadine*), Cutison (*Mometasone*) and Contiflo-OD (*Tamsulosin OD*) in Brazil.

Anti-infectives

The current global market size for Anti-infectives is estimated to be approximately US$ 31 Bn. Products facing patent expiry between 1999 and 2010, currently represent over 50% of the total market, and hence this segment offers immense opportunities for generic companies.

Anti-infectives remained the largest segment for Ranbaxy in 2004, although the relative contribution to overall revenues decreased from over 60% in previous years to around 50%, owing to successful implementation of the overall strategy of diversifying into chronic therapy segments, while maintaining the dynamic momentum of the Anti-infective franchise.

Co-amoxyclav replaced Cefuroxime Axetil to be the top-selling product for Ranbaxy, with over US$ 100 Mn sales in 2004, recording a growth of about 20% over 2003. With the approval of Chewable Tablets, Ranbaxy now offers a complete line of formulations for Co-amoxyclav in the US, to meet the needs of patients and prescribers at an affordable price.

Amoxicillin and its combinations clocked in sales of over US$ 73 Mn, making it the second-largest product in the Company's Anti-infective portfolio. Other major contributors to the Anti-infective franchise were Cephalexin (*Sporidex*) with US$ 48 Mn, Ciprofloxacin (*Cifran*) with over US$ 37 Mn, Minocycline with over US$ 34 Mn and Clindamycin with close to US$ 32 Mn sales.

Ranbaxy achieved a day-1 launch of Clarithromycin in UK in November 2004, by successfully defending a court action brought by Abbott Laboratories, to prevent Ranbaxy from selling immediate release Clarithromycin in the UK market.

Anti-retrovirals

Ranbaxy's Anti-retroviral (ARV) portfolio experienced robust growth during the first half of 2004. In the second half, the Company initiated filing of all of its ARVs with the US FDA for approval, under the expedited review process for the US President's Emergency

Plan for AIDS Relief (PEPFAR) program. Three ARVs were filed with the US FDA before the end of the year. Simultaneously, the Company decided to resubmit all its ARVs to WHO's pre-qualification project after its voluntary withdrawals. Ranbaxy remains committed to making affordable ARVs of world-class quality accessible to HIV / AIDS patients throughout the world, particularly to those, who might not otherwise be able to access therapy. In 2004, the Company exported ARVs to over 50 countries.

Cardiovasculars (CVS)

Cardiovasculars represents the largest therapeutic category worldwide, in terms of prescriptions and dollar sales. The number of patients seeking cardiovascular therapies is increasing, primarily driven by diabetes and obesity. For Ranbaxy, the Cardiovascular segment witnessed a healthy growth of 124% in 2004, registering sales of US$ 165 Mn. Two major sub-therapeutic segments contributing to this growth, included Statins and ACE inhibitors.

Among the Statins, Simvastatin (*Simvor / Simvotin*) at US$ 33 Mn remained the best-selling cardiovascular product and was also amongst the Top 5 products for Ranbaxy. Pravastatin, which was launched in the European market in 2004, and Atorvastatin, also contributed to the sales of the Statins segment in the CVS category. In the Indian market, Storvas (*Atorvastatin*) and Rosuvas (*Rosuvastatin*) sales facilitated a continued leadership position in the Statins market. Ranbaxy also launched the fixed dose combination of Atorvastatin with Ezetimibe in India, to further augment its presence in this highly-competitive segment.

The Anti-hypertensive product portfolio got a major boost in year 2004, with some notable launches in the developed market, taking the overall Cardiovascular revenues for the Company to a remarkable level. Ramipril, Lisinopril, Enalapril and Fosinopril were the significant contributors to the Cardiovascular segment for Ranbaxy.

In view of the increasing importance of Cardiovascular drugs in the pharmaceutical landscape, Ranbaxy re-aligned its Cardiovascular product portfolio in India and launched separate divisions – Ranbaxy CV and Ranbaxy CV Life – dedicated for promotion of Cardiovascular therapies.

Musculoskeletal

The withdrawal of blockbuster drug Vioxx (*Rofecoxib*) by the innovator was a significant event in this therapeutic category in 2004. Ranbaxy also followed suit, by voluntarily withdrawing its Rofecoxib brand, Rofibax, from its markets, reinforcing its commitment to business ethics. Despite this challenge, the Musculoskeletal segment is expected to continue growing, resulting from an increasing ageing population.

Rheumatology and Musculoskeletal drugs grossed approximately US$ 70 Mn, showing a growth of 37% over 2003, with Ketorolac Tromethamine (*Ketanov*) as the leading product in this category. *Diclofenac*, with its combinations, was the second major product in this category. In the Indian market, Ranbaxy's Volini (*Diclofenac*) entered the list of Top 100 brands and Etrobax (*Etoricoxib*) featured amongst the Top 30 introductions of the year (source: ORG-IMS, MAT December 2004).

Dermatologicals

The buoyant performance of Isotretinoin (*Sotret*) has catapulted the Dermatological segment from No. 6 in 2003, to No. 4 in year 2004, giving a boost to its position as a key therapeutic category for Ranbaxy. Dermatological drugs reflected a robust growth of 60%, amounting to US$ 66 Mn for 2004. Isotretinoin and the branded version Cecnoin, also improved market share in Brazil. Isotretinoin was also launched in the Indian market as Sotret Gel.

In India, Ranbaxy launched a whole range of products under the newly envisaged Dermaceutical portfolio, with a dedicated task force to promote these products. Suncros (*Sunscreen lotion*), Hycleam (*Dipigmenting cream*) and Repigmin (*Repigmenting lotion*) were amongst the first introductions under this portfolio.

Gastrointestinals

Gastrointestinal products were overtaken by Dermatologicals, pushing the former to the No. 5 rank amongst the therapeutic categories. Ranbaxy markets various prescription-based, as well as Over-the-Counter (OTC) products in this segment, including Ranitidine, Omeprazole, Pepfiz, H-Pylori kits and various laxatives. Overall, Gastrointestinal drugs registered sales of over US$ 56 Mn in 2004, supported by Ranitidine (*Histac*) and Omeprazole (*Omesec/Romesec*).

Central Nervous System (CNS)

The Central Nervous System is the second-largest therapeutic category in dollar sales for the global pharmaceutical market and is set to witness a healthy expansion over the next five years. This is owing to an increase in the ageing population, improvement in the diagnosis of

Central Nervous System (CNS) disorders and an increase in awareness.

Ranbaxy has a wide array of CNS products in its basket. Sertraline, Pentazocine, Amphetamine salts and Lorazepam were the major CNS products for 2004. Overall, the CNS segment recorded a growth of 23.6 %, contributing US$ 51 Mn in sales.

Respiratory

Antihistamines form the core of Ranbaxy's presence in the Respiratory segment. Respiratory drugs brought in US$ 44.5 Mn in sales during 2004, with Loratadine (*Roletra*) being the leading product. Romilast (*Montelukast*) maintained its leadership brand status in the oral solids segment in the Indian respiratory market, garnering a market share of approximately 45 %. Other key products for the Company in this segment, include Fexofenadine (*Altiva*), Chericof and various other cough and cold mixture preparations.

Ranbaxy forayed into the high-potential inhaler market with the launch of its differentiated device - Easyhaler - in the UK market, and plans to expand this franchise in other markets, including India in 2005.

Genitourinary

The Genitourinary products category continues to be yet another focus therapeutic segment for Ranbaxy, as is evident by an 80 % jump in revenues from these products, over the previous year. Launch of high-potential products in various markets has placed this category on a fast track in the right direction. The Indian market witnessed the launch of Dutagen (*Dutasteride*) and Flotral (*Alfuzosin OD*), two significant products in this area. Roliten (*Tolterodine*), another important product, maintained its leading brand status in the Indian market.

During the year, Ranbaxy signed an exclusive licensing agreement with Atrix Laboratories Inc., USA, to develop and commercialize Eligard (*Leuprolide Acetate* for injectable suspension) in India. Leutenizing Hormone Releasing Hormone (LHRH) agonists, like Eligard, are commonly used for the treatment of hormone-responsive advanced prostate cancer.

Nutritionals

Preventive care is steadily gaining importance and Ranbaxy's Global Consumer Healthcare business plans to capitalize on the opportunities by increasing the penetration of its existing brands, supported with new product launches.

Revital, Ranferon and Riconia have placed the Company in a strong position in the Nutritionals segment. Revital and iron supplements, including Ranferon / Fenules, accounted for a significant contribution to this category. Revital was ranked at No. 16 amongst the Top Brands in the Indian market, capturing the highest ever market share of 71.6 % (source: ORG-IMS, MAT December 2004).


Ofloxacin Extended Release Tablets
ZANOCIN OD
OD
CLARITHROMYCIN EXTENDED RELEASE TABLETS
CRIXAN OD
OD


RANBAXY
SOTRET™
Isotretinoin Capsules, USP
40 mg
Rx only
10 Capsules
Prescription Pack
40 mg

Focus on maximizing process efficiencies



Global Manufacturing & Global Supply Chain

The year saw the culmination of 18 months work across the Company into a structured and seamless supply chain being commissioned across business, sourcing, manufacturing, quality control and logistics. Robust processes were put in place to ensure improved customer services, reduction of inventories, and day-1 launches of new products in most of the countries.

As a first step, semi-automated and manual processes were put in place. During the year, the Company embarked on commencing APO (Advanced Planner & Optimizer) across the entire spectrum of marketing, sourcing, manufacturing, quality control and logistics. The first phase will "go live" during 2005. Use of this tool will significantly improve customer servicing, reduce inventories and ensure day-1 launches of new products in various countries.

Substantial capacity augmentation was carried out during the year at almost all manufacturing facilities across the world. Various facilities were inspected during the year by US FDA, MHRA UK, and by many other regulatory agencies. All the facilities continued to remain approved by these agencies, and in compliance to their respective guidelines.

"The Company embarked on commencing APO (Advanced Planner & Optimizer) across the entire spectrum of marketing, sourcing, manufacturing, quality control and logistics during the year."



India

Major expansions were carried out at existing facilities in Dewas (M.P.), Paonta Sahib (H.P.), Mohali and Toansa (Punjab). Dewas saw expansion, both in Dosage Forms (DF) and Active Pharmaceutical Ingredients (APIs) manufacturing. Work on state-of-the-art sterile API and DF plants at Dewas was started during the year. The projects are slated to be completed by July/August 2005. With the commencing of these facilities, the Company will be gearing up for entry into niche products.

In order to meet its future requirements, work on a new Dosage Forms site in Himachal Pradesh was also started during the year. This site should go into commercial production by end 2005.

Construction of a new Dosage Forms facility at Mohali was also started during the year. The Quality Engineering Cell of R&D will be commissioned at this site during the third quarter of 2005.

As a part of Ranbaxy's commitment to protect the environment, the Company undertook substantial modernization of its waste management program at its various facilities. State-of-the-art membrane filtration of treated effluent, thermal evaporators and an efficient incinerator were commissioned at Toansa. This has ensured 100 % recycling of water and reduction in solid waste generation. Various species of fish are now breeding in specially created fish ponds at Toansa, using recycled water. Similar work is being carried out at Mohali, Paonta Sahib and Dewas.

As a part of modernization, all new API plants commissioned during the year had state-of-the-art instrumentation, including Distributed Control Systems (DCS) in-built. This will result in minimal manual intervention and consistent reproduction of processes, on an ongoing basis.

The ongoing structured training program of all employees on cGMPs, on-the-job training, SOP training, safety and health, were further strengthened during the year, to have safer, healthier work places, and to ensure 'All time compliances' in safety and GMP (Good Manufacturing Practices) standards.

USA

The new Dosage Forms facility at Terminal Road, New Brunswick, was successfully commissioned during the year. A new Quality Engineering Cell was also set up to cater to the US ANDA filing program of the Company.

The existing Livingstone Road, New Brunswick, facility was totally upgraded and modernized during the year.

The Company invested heavily in these locations in training all employees on safety and cGMPs.

Further capacity expansion is being undertaken at the Terminal Road facility, to meet the Company's future growth needs.

China

A state-of-the-art, high-speed infusion line was commissioned at the Guangzhou facility. Not only has the capacity been augmented, but the yield has also improved substantially.

The facility was awarded the GMP certificate by a local regulatory agency.

Malaysia

In order to meet the growing demand in Malaysia, work on a new modern and spacious Tablets and Capsules facility was started during the year. This state-of-the-art facility will be commissioned by June 2005.

Ireland

The Company made substantial investments in installing and commencing best-in-class, state-of-the-art packaging lines at Cashel, Ireland.

These high-speed lines package products for Europe, use bulk Tablets supplied from India. With the commencing of these lines, the Company has been able to be physically closer to the customer, and fulfill customer orders within shorter timelines.

Nigeria

Up-gradation work at the Nigerian facility was undertaken during the year. The increased capacity will go on-stream by mid year.

The global manufacturing and supply chain team across 19 plants, is driven by a passion for customer satisfaction, total compliance and safety.





Tomorrow is online



Information Technology

Value-Driven Information Technology

As a research-based organization, Ranbaxy's recognition of Science as the driver of its envisioned journey is fundamental to the ethos of the global InfoTech team.

The Company continued to pioneer deployment and leveraging of technology-led initiatives to enhance its competitive positioning.

Given below is a brief overview of some of the IT activities in the year 2004:

Business Solutions focused on initiatives that add value to business. The SAP footprint was expanded to include ZAO Ranbaxy, the new company in Russia, RPG France and the representative offices of Kazakhstan, Ukraine, Lithuania, Romania, Hong Kong and Myanmar. Thus in 2004, well over 90 % of global revenues were integrated on SAP. SAP was also extended to HR, with **SAP HR** being rolled out, capturing primary data of all Ranbaxy employees onto the HR system at all Ranbaxy locations. **SAP APO** (Advance Planner & Optimizer) for the Supply Chain function, initiated during the year, progressed well. Distribution Requirement Planning (DRP) was implemented in Europe, USA and Brazil, and the Capacity Planning tool was implemented at Dosage Forms

"Several training and awareness sessions have been conducted at R&D to raise the level of awareness in the scientific community..."


Business Continuity Management
Ranbaxy is Prepared

Manufacturing sites in India, Ohm (USA) and Malaysia. These tools use advanced mathematical modeling and algorithms to scientifically manage the supply chain complexities.

R&D Informatics has been at the forefront to support the scientific environment that drives Ranbaxy. It has worked towards creating an ideal environment for scientific users and increasing the penetration of scientific applications. Information Central for the Enterprise (ICE) and Instrument Data Repository and Archival (INDRA) projects, have resulted in the creation of central data repositories for all information generated at R&D. These systems are currently being used by about 800 scientists at R&D. The Knowledge and Information Portal (KIP) has been deployed for all users at R&D. This intranet portal is a single point of entry for all R&D users to access applications.

Digital Collaboration amongst Ranbaxy employees was bolstered with Ranbaxy Intranet **www.myranbaxy.com** going multilingual; it is now available in five languages, with an improved look and feel, more features for personalization and greater capabilities of collaboration. This enhances Ranbaxy's capability to provide a collaborative work environment and have a global solutions delivery platform. A Competitive Intelligence system was released to global functions – it has in-depth information that facilitates day-to-day monitoring, as well as functionally required database-driven information. The Decision Support System was bolstered by several initiatives that fulfilled the reporting needs of various constituencies through data warehouse; these include Spectrum, Internal Audit, Business Finance, UK, France, India Region SBUs and Manufacturing. This has added the power of analytics to the information, and provides new insights into various processes.

India Region operations made significant progress in leveraging IT for business value-additions. Improved operational efficiencies were achieved through implementation of Field Management Systems across the business at an all-India Level. A workforce of about 1000 personnel uses these web-based applications for reporting their daily activities. Offline modules to capture content from paper-based reporting, were set for the remaining workforce. Other leading initiatives included capture of Secondary Sales data online from the field.

At **Ranbaxy Pharmacie Generiques**, France, a significant step was the transfer and integration of a newly-acquired company. IT platforms and transaction systems were established, deployed and integrated with field systems, including mailing systems and SAP R/3.

US operations put in place a state-of-the-art contract management and chargeback solutions program, to achieve significant transaction coverage via EDI (Electronic Data Interchange). RFID (Radio Frequency Identification) tags were also provided on a class of its products for one of its significant customers. Ranbaxy's technology initiatives have been recognized as the leading edge in its class by some of its key customers.

Implementation of Barcoding and Warehouse Management systems at its distribution centers provided customer convenience and order processing accuracy. Barcoding was also implemented at the main manufacturing sites in India. Scientific endeavors at Manufacturing were enhanced through use of the Annual Product Review System & Statistical Quality Control (SQC) System, which were implemented at manufacturing locations to improve the process and quality of our products.

With regard to Infrastructure, the year saw continued high performance of the core technology infrastructure with high uptimes of critical applications and best-in-class user response times. Additional geographies like Germany (Basics), Vietnam (Company and Representative Office) and RPG France, were integrated with the corporate mailing system, with ranbaxy.com e-mail Ids for employees at these locations. VoIP (Voice over Internet Portocol) telephony, previously deployed in US, was deployed across key locations in India as well. The network infrastructure at the R&D facilities has been enhanced to improve communication bandwidth and minimize downtimes. The clinical research sites are now connected electronically to the R&D data center. Relevant manufacturing locations in India, US and UK have real-time access to relevant R&D product development information. Ranbaxy locations in US and UK also facilitated roll-out of pharmaco vigilance applications (previously live in US).

To support all business initiatives, Data centers have been designed to enhance business performance. The SAP and Business applications datacenter, the R&D datacenter and the US operations datacenter are in place today. SAP response times today are less than one second. The SAP disaster recovery site was tested for 200 + users.

Compliance and Validation of systems is an integral activity and goes a long way in sustaining the climate of scientific temperament. At R&D, the computing infrastructure and systems were strengthened to comply with the requirements of regulatory agencies around the world, e.g. the US FDA 21 CFR Part 11.

In coordination with the Global Quality Assurance (GQA) group, several training and awareness sessions have been conducted at R&D, to raise the level of awareness in the scientific community around issues related to compliance with 21 CFR Part 11 of the US FDA and Annex. 11 of EU. At manufacturing locations where systems were already compliant with these requirements, the level of 'Computer System Validation and Compliance' was enhanced during the year. Compliance audits at US and India facilitated the process of upgrading internal system and processes. US operations invested in integrated systems to handle Government Reporting, Government Rebates processing applications and various aspects of sales and reporting compliance.

To ensure Secure Operations, like being an IPR driven organization, securing Information assets assumes the highest priority. The year saw several initiatives starting with deployment and up-gradation of network firewalls and other equipment. These have enhanced the ability of the Company to secure and protect its intellectual property that resides in its electronic systems.

To protect the organization against any unforeseen natural or manmade disasters, Business Continuity and Disaster Recovery Plans were put in place for SAP and messaging systems. A Business Continuity Plan for R&D was also initiated.

The focus of the Information Technology group at Ranbaxy is to enhance and sustain the scientific capabilities, and to assist business and research through proactive deployment of cutting-edge technology, in order to gain sustainable competitive advantage and to ensure risk mitigation.


RANBAXY



With R&D III, an additional state-of-the-art New Drug Discovery facility on the anvil, Ranbaxy is substantially increasing its headcount in research. The recent collaborations with MMV, Geneva and GSK, have materialized purely on the strength of Ranbaxy's R&D capabilities.


DT
SWIFTPA

Building bridges globally



Corporate Affairs, Global Corporate Communications **& Corporate Social Responsibility**

The reputation that Ranbaxy has garnered among national and international media, pressure groups, government agencies and competitors is of immense tangible value. A credible face, a positive image and dependable reputation are the outcome of the efforts of a persevering Corporate Affairs and Corporate Communications team at Ranbaxy. The year 2004 has seen the expansion of the assertive actions of the team in India and overseas.

Corporate Affairs

Ranbaxy's Corporate Affairs function encompasses Government Relations, Public Policy & Public Affairs and provides the Company the necessary profile to participate meaningfully in the formation of pharmaceutical policies and regulatory matters.

In 2004, the Corporate Affairs team across regions, were involved in supporting the Company's initiatives to bring about a favorable regulatory environment.

Ranbaxy commanded a respectable position as a leading Indian Pharma Company, and was deeply involved in the consultative process with the Govt. of India, Industry and other stakeholders in the framing of India's Patent (Amendment) Act 2005.

Additionally in India, it continues to contribute effectively in shaping public policy on all critical issues, such as Drug Price Control, that affect the future of the pharma industry in the country. Its amicable relations with industry peers and government agencies has ensured speedy and beneficial solution of many issues.

The Company's operations also benefitted from the Corporate initiatives related to the continuation of the fiscal incentive for R&D, streamlining export-import procedures and the management of drug regulatory systems.

The team has adequately represented the Company's viewpoint in various industry fora such as the Indian Pharmaceutical Alliance (IPA), Confederation of Indian Industries (CII) & Federation of Indian Chambers of Commerce & Industry (FICCI).

As Ranbaxy progresses on its path to be a science-led international pharmaceutical Company, its Corporate Affairs team is in a unique position to evaluate, transmit and influence best practices across geographies by interacting with the various stakeholders such as governments, industry, institutions, medical community, NGO's and patient groups.

"Transparency and free-flow of information will build a context and understanding for the work we do amongst our stakeholders, and the communities we serve."


INDIA'S
WHAT NOW?
Together
THE GENERICS
Strong Medicine
TRONG

Corporate Communications

Corporate Communications at Ranbaxy continued to work towards building and enhancing Ranbaxy's Global Brand Equity. During the year, the communications function aided in building momentum in support of 'Vision 2012.' The communications strategies of the Company were geared towards retaining and further improving the Company's Corporate Image & Reputation.

In 2004, Ranbaxy embarked on a major image-building exercise for US, Europe, and India, emphasizing on external and internal target groups in these markets. The program also stressed on the need to further strengthen and improve global coordination within the organization, across markets, in the wake of the Company's expansion.

Media Relations

During the year, global media relations were further extended with targeted interventions in the US and Europe. Significant coverage was generated in overseas publications including magazines and leading dailies, some of these were: Forbes, Business Week, Fortune, The New York Times, The Star Ledger, etc., in the US and The Guardian, The Financial Times, The Sunday Times, The Wall Street Journal, The Sunday Telegraph, etc., in the UK. Interactions with wire services were also stepped up in addition to engagements with key electronic media channels such as BBC worldwide, Bloomberg TV, French TV, Tokyo TV, China TV, Australian Broadcast, Swiss TV, Radio Germany, Radio Johannesburg, etc. In addition, over 45 press releases on various Company developments were put out globally, to keep audiences abreast of key developments at Ranbaxy.

During the year, the Company retained its No. 1 position in terms of its overall image amongst all pharma companies in India. (source : CIRRUS report YTD 2004, an image monitoring agency). Early this year Ranbaxy was rated amongst the Top 6 Best-Managed Companies of India (source: Business Today: March 2004), which bears testimony to the brand value created by Ranbaxy.

Issue Management

The year 2004 saw the unfolding of many critical developments posing greater challenges. These were managed appropriately by ensuring transparency and free flow of information to all audiences. The Corporate Communications team became the nodal center managing all such issues, with respect to global communication with various stakeholders.

Publications

Corporate Communications also develops various collaterals aimed at brand building amongst targeted audiences. During the year, all its publications, namely Together Ahead – the internal newsletter, Ranbaxy World – the external newsletter and the Annual Report, were further enhanced in terms of content and design.

Together Ahead was expanded to a 20 page magazine, providing adequate representation to all sections of the growing Ranbaxy family. New columns and special supplements were also introduced, keeping the readers interest in mind. The Annual Report 2003, a combination of the balance sheet and the Company brochure, was well received by its stakeholders.

Corporate Identity and Brand Building

Brand building across global markets assumes greater significance with each passing day. Standardized presentations and audiovisuals helped to portray a uniform face of Ranbaxy across multiple markets. Corporate Communications extended its support to all internal customers, enabling them to leverage the strength of the Corporate Brand.

An ongoing exercise of aligning the Corporate Identity of the Company in various markets was undertaken to ensure uniform identity. These initiatives included India, USA, Spain and Portugal. Various delegations comprising key customers, key opinion leaders and journalists from various countries, such as France, South Africa, China, Japan, Russia, etc., were exposed to Ranbaxy's facilities and were fully briefed on the Company's business philosophy.



The corporate website of the Company – www.ranbaxy.com – garnered over 24 Mn cumulative hits during 2004, as against 19 Mn in 2003. The search engine optimization exercise undertaken during the year is yielding results with over 2 Mn hits per month. On an average 20,000 downloads are reported each month, with over 12,000 downloads of the annual report hosted on the website.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is an integral part of Ranbaxy's business strategy. The Company does not view its success and achievements in terms of commercial gains only, but firmly believes that CSR is the key towards enhancing the deep symbiotic relationship that exists between the Company and the environment it works in.

To meet its social objectives in the fields of health, Ranbaxy created the Ranbaxy Community Healthcare Society (RCHS) in 1994, with an aim to promote social development. The Company has so far not only made significant contributions towards improving the life of disadvantaged people, communities and the environment, but most importantly, is also recognized as being a responsible corporate citizen for its concern towards society. The activities and achievements of RCHS during the year are given below :

Ranbaxy Community Healthcare Society (RCHS)

The main objective of the RCHS program is to deliver comprehensive healthcare to the underprivileged sections of society, to enhance their health and support 'Health for All,' a national objective.

RCHS operates mobile healthcare vans in the states of Punjab, Haryana, Himachal Pradesh and Madhya Pradesh, and an Urban Family Planning Center in Delhi, in India, all manned by its full-time doctors and paramedics. They undertake preventive, promotive and curative checks, supported by field laboratory and referral services. The focus is on maternal child health, family planning, health education and reproductive health, including AIDS awareness.

During 2004, RCHS continued to provide integrated healthcare to the community in and around the Company's facilities. The population covered is over 200,000 people.

Under its care, the percentage of completely immunized children (age group 1-2 years), increased from 61.2% in 1998, to 93.6% in 2004, and those covered for Vitamin A prophylaxis to prevent nutritional blindness, also increased from

59.6% in 1998, to 93.4% in 2004. Eligible couples practising family planning rose from 56% in 1998, to 76.9% in 2004, while delivered cases protected with Tetanus Toxoid, increased from 79.5% in 1998, to 100% in 2004. Malnourished children (age group 0-1 years), declined from 37.6% in 1998, to 13% in 2004.

General Health Profile

The predominant causes of infant and maternal mortality as identified in RCHS areas were found to be low birth pneumonia, birth asphyxia / hypothermia, anemia in pregnancy and obstetrical emergencies like hemorrhage. Specific interventions implemented by RCHS for tackling such myriad health problems proved to be very rewarding.

The number of births and infant / maternal deaths was seen to decline progressively; The 1998 birth rate was 23/1000 populations, which fell to 17.3 in 2004, due to more couples practising family planning methods. The 1998 infant mortality rate dropped from 44.5/1000 live births, to 19.6 in 2004, while the maternal mortality rate reduced from 4.5/1000 live births in 1998, to 1.8 in 2004, due to the improved health status and greater health consciousness of the community.

This speaks volumes about the availability, utilization and effectiveness of RCHS services. RCHS health teams also worked with community-based local groups to promote community involvement and self-sustainability.

Alongside, RCHS implemented several projects on reproductive child health and family welfare, in specific underserved areas of district Dewas (Madhya Pradesh), Roopnagar (Punjab) and Delhi. It also partnered with NGOs like the Population Foundation of India (PFI) and the Society For Service To Voluntary Agencies (SOSVA) other NGOs and the Delhi Government on programs of common interest.

Further RCHS took active part in all major national health campaigns like the National Pulse Polio Immunization drive, by holding rallies, and administering 28,700 doses of Pulse Polio. RCHS also participated actively in other national health campaigns on safe motherhood, nutrition, breast-feeding and population education programs, including No Scalpel Vasectomy (NSV) camps, in conjunction with the government and other NGOs, contributing significantly to their success.

Welfare and Community Development

In addition to the RCHS initiatives during the year, other welfare activities around our facilities in **Mohali, Toansa** in Punjab; **Paonta Sahib** in Himachal Pradesh and **Dewas** in Madhya Pradesh were also carried out.

At **Toansa** village, Ranbaxy addressed the water problem by providing drinking water to 70 neighboring families through the water supply from its factory premises, and by organizing additional borewell facilities, and a network of water supply pipes for another 50 families. The village was also provided with adequate street lights and a cluster of community toilets. The Company also undertook renovation of the local temples and the school.

At **Mohali**, several contributions were made to improve conditions for senior citizens, villagers and children. Provision of first aid kits, steel almirahs, ceiling fans, electrical fittings, study materials, scholarships and other contributions in kind, were also made to government schools and medical dispensaries of nearby villages.

At **Paonta Sahib**, the drinking water project initiated by the Company at village Kedarpur, addressed the long standing water problems of over 500 villagers. Ranbaxy has set up an independent borewell and a water supply network for all houses in the village. A co-operative society by the name of 'Kedarpur Gram Vikas Kalyan Samiti' has also been formed, which will be responsible for the welfare and upliftment of the village.

Similarly a water tank has also been provided at the Kedarpur primary school to ensure that students do not face any drinking water problems. In addition, the school infrastructure is also being developed further to create a playground by using land fill.

Expressing its concern for the environment, the Company was also engaged in a tree-planting exercise at the school and in the village. 500 tree guards were also provided to an NGO based in Nahan, in Himachal Pradesh.

RCHS services were extended from 7 to 11 villages during the year. The Company participated in the health fair in Nahan and also organized an eye check-up camp.

At **Dewas**, significant contributions were made towards the construction of a 16-bed Police Hospital, which will provide healthcare services to the families of the policemen.

RCHS services were extended to more than 30 villages in the area and special programs for the assessment and control of diabetes were carried out in addition to the programs on education and awareness on methods for population control.

Enabling innovation by empowering minds

Human Resources

Values First

The Human Resources function continued its initiatives to develop human capital. There was a renewed emphasis on building a value-based organization.

The Ranbaxy Code of Conduct, which focuses on ethical conduct at work, was launched as a formalized process during the year, through workshops. Employees are being further trained as facilitators to continue the value-building initiative across geographies.

Ranbaxy's Core Values have also been embedded into the Company's Global Recruitment Process, a standardized and scientific methodology to ensure that the talent joining the organization is aligned to its values.

Talent Development

The focus on talent acquisition and development continued across Ranbaxy in 2004. Inducting and promoting high-caliber individuals, has strengthened management teams in various functions of the organization. A structured approach for people development was undertaken through regional training initiatives. Programs addressing functional and leadership competencies were developed and

"A structured approach for people development was undertaken through regional training initiatives. Programs addressing functional and leadership competencies were developed and conducted."



conducted. The overall training man-days showed a healthy increase of 70% over 2003. On an average, each employee of Ranbaxy received 4.3 man-days of training, as against 3 man-days in the previous year. A key initiative was on the enhancement of Brand Management competencies across the globe. This was done through the Marketing Excellence Program, in partnership with Ashridge University, London. The Manufacturing organization focused on building high-performance work systems, and the India region supported developmental activities through reviews on career planning for its managers.

Enhancing People Interface

In France, the people integration of RPG with Ranbaxy was successfully facilitated through workshops on teambuilding and meetings with employees. Teambuilding workshops were also held in other parts of Europe, Latin America and India. The US office introduced a counseling service for employees in the form of an Employee Assistance Program.

Strengthened Global Processes

The year 2004 saw enhanced consolidation and alignment of global HR processes, bonding the global Ranbaxy organization with a common thread. Guidelines on the Company's philosophy pertaining to several 'people processes' were released. The reward and remuneration structures continued to be competitive across geographies. In order to strengthen the process of enhanced career opportunities and job rotation, Internal Job Postings were introduced in India, US and in manufacturing operations.

The Human Resources team across countries and at the corporate level, is now looking at its 'People Strategy' for the coming five years. This will be dovetailed with the overall Business Strategy, through the Human Resources Mid-Term Plan (HR MTP), and will be in alignment with the Company's Vision 2012. With the aim of achieving strategic and operational excellence, the Human Resources team is working on building a truly globalized organization with world-class people practices.




Ranbaxy is one of the largest ANDA filers with the US FDA. It has a cumulative basket of around 150 product filings in the US – the world's largest and most stringent pharma market. By 2007, this market will constitute around 50% of the Company's business.

Executive Directors and their Direct Reportees



Dr. Brian W. Tempest CEO & Managing Director



Mr. Malvinder Mohan Singh President – Pharmaceuticals & Executive Director



Mr. Ramesh L. Adige Vice President – Corporate Affairs & Global Corporate Communications and Executive Director

Mr. Malvinder Mohan Singh President – Pharmaceuticals and Executive Director

Mr. Ramesh L. Adige Vice President – Corporate Affairs & Global Corporate Communications and Executive Director

Mr. Ram. S. Ramasundar Executive Vice President – Finance & CFO

Mr. Jay Deshmukh Vice President – Intellectual Property *

Dr. Vijay Batra Head – Generics, NDDS & Drug Development

Dr. Kasim Mookhtiar Vice President – NDDR

Mr. Udai Upendra Vice President – Global Human Resources

Mr. R. Sundar Rajan Vice President & Head – Global Legal & Secretarial

Mr. Ranjit Barshikar Vice President – Global Quality

Mr. S. K. Chawla Vice President – Global Internal Audit

Mr. Shyam Bishen Vice President – Strategy

* Part of Ranbaxy Americas Inc.

RANBAXY

Mr. Pushpinder Bindra Senior Vice President – Global Manufacturing

Mr. Sanjeev Dani Regional Director – India (Region 1)

Mr. Peter Burema Regional Director – Europe, CIS & Africa (Region 2)

Mr. Atul Malhotra Regional Director – Asia Pacific & Middle East (Region 3) and Head – Global Consumer Healthcare

Mr. Dipak Chattaraj Regional Director – North America (Region 4)

Mr. Arun D. Nayyar Regional Director – Latin America (Region 5)

Mr. Lalit Ahluwalia Vice President – Business Finance

Mr. Rahul Goswami Vice President – Strategic Material Sourcing & CIO

Dr. A. K. Purohit Vice President – International Marketing Development

Mr. Ameet Desai Vice President – M&A & Business Planning

Mr. K. Venkatachalam Director – API Sales

Mr. Bhagwat Yagnik Director – HR

Mr. Prakash Wagle Director – Environment, Heath & Safety

RANBAXY

Mr. Raghunandan Kochar Director – Corporate Communications

Mr. Manoj Kamra General Manager – Corporate Affairs

Dr. Sunil K. Tadepalli General Manager – Corporate Affairs

Maj. Alok Singh General Manager – Administration

Lt. Col. Rakesh Kakar General Manager – Security

Mr. Rishi Kapur Manager – Corporate Affairs

RANBAXY

Board of Directors

Mr. Tejendra Khanna
Chairman

Mr. Ramesh L. Adige
Whole-time Director

Mr. J. W. Balani

Mr. Vivek Bharat Ram

Mr. Gurcharan Das

Dr. P. S. Joshi

Mr. Nimesh N. Kampani

Mr. V. K. Kaul

Mr. Vivek Mehra

Mr. Harpal Singh

Mr. Malvinder Mohan Singh
Whole-time Director

Mr. Surendra Daulet-Singh

Dr. Brian W. Tempest
CEO & Managing Director

SECRETARY
Mr. S. K. Patawari

REGIONAL HEADQUARTERS

Gurgaon (India), London (UK), New Jersey (USA), Rio de Janeiro (Brazil), Singapore (Singapore)

MARKETING OFFICES

• Douala (Cameroon) • Kiev (Ukraine) • Moscow (Russia) • Ho Chi Minh City (Vietnam) • Kaunas (Lithuania) • Bucharest (Romania) • Nairobi (Kenya) • Abidjan (Ivory Coast) • Warsaw (Poland) • Yangon (Myanmar) • Almaty (Kazakhstan)

STATUTORY AUDITORS

Walker, Chandiok & Co, 41-L, Connaught Circus, New Delhi - 110 001

INDEPENDENT AUDITORS (US GAAP)

Grant Thornton, 41-L, Connaught Circus, New Delhi - 110 001

SOLICITORS

Khaitan Jayakar Sud & Vohra
D-41, Defence Colony, New Delhi - 110 024

BANKERS

• ABN AMRO Bank NV • Standard Chartered Bank • Bank of America NA • Citibank NA • Deutsche Bank AG • Hong Kong & Shanghai Banking Corporation • Punjab National Bank • Calyon Bank

REGISTERED OFFICE

Sahibzada Ajit Singh Nagar, District Ropar - 160 055 (Punjab), India

CORPORATE OFFICE

Plot No 90, Sector 32 Gurgaon - 122 001 (Haryana), India
Ph : (91-124) 5135000 Fax : (91-124) 5135001

HEAD OFFICE

12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019, India
Ph : (91-11) 26452666 Fax : (91-11) 26225987

Your Directors have pleasure in presenting this 44th Annual Report and Audited Accounts for the year ended December 31, 2004.

WORKING RESULTS

	Rs. Millions	
	Year ended December 31, 2004	Year ended December 31, 2003
Net Sales	**34976.16**	33982.69
Profit before Interest, Depreciation and Amortisation	**7211.61**	10061.36
Interest	**109.80**	80.81
Depreciation and amortisation	**818.47**	716.70
Profit before exceptional items	**6283.39**	9263.85
Exceptional items:		
Settlement compensation income for dispute of patent	-	299.83
Profit before tax	**6283.39**	9563.68
Provision for tax	**998.67**	1615.89
Profit after tax	**5284.72**	7947.79
Balance as per last balance sheet	**3570.15**	2192.04
Tax – earlier years	**(9.51)**	(0.08)
Transfer from:		
Foreign projects reserve	**32.27**	4.90
Balance available for appropriation	**8877.63**	10144.65
Appropriations		
Dividend	**3162.60**	3156.33
Tax on dividend	**440.38**	404.41
Transfer to:		
– Foreign projects reserve	**4.60**	13.76
– General reserve	**3000.00**	3000.00
Surplus carried forward	**2270.05**	3570.15
	8877.63	10144.65

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

Net Sales	**52451.04**	44609.27
Profit before Interest, Depreciation and Amortisation	**10813.83**	11258.58
Profit before exceptional items	**9264.12**	9796.04
Profit before tax	**8892.22**	10147.03
Provision for tax	**1881.08**	2538.13
Profit after tax	**7011.14**	7608.90
Minority Interests	**25.53**	14.58
Profit after tax and minority interests	**6985.61**	7594.32

OPERATIONS

During the year under review, consolidated net sales grew by 17% while profit after tax was lower by 8% relative to the previous year. The lower profits were due to a combination of factors, the notable being the pressure on margins due to severe price competition in some key markets, increase in R&D spends and one-off exceptional costs. The sales in USA at US $ 426 Mn constituted 36% of the consolidated sales. US market shares continued to improve, although margins came under strain due to severe pricing pressures. Sales in Europe registered notable growth of 116%, substantially contributed to by the successful acquisition of a generics business in France. Overall the overseas markets accounted for 79% of the consolidated sales of the Company, as compared to 76% previous year. Dosage form sales at 89% of the global sales, is an affirmation of the Company's continued focus in value added products.

DIVIDEND

An interim dividend of Rs.5 per share was paid in November 2004. Your Directors now recommend a final dividend of Rs. 12 per share for the year ended December 31, 2004 taking the total dividend for the year to Rs.17 per share (2003 - total dividend Rs.17 per share).

CHANGES IN CAPITAL STRUCTURE

(i) Sub-Division of Equity Shares

Your Directors recommend sub-division of Equity Shares of Rs.10 each into Equity Shares of Rs.5 each and consequential amendments in the Memorandum & Articles of Association of the Company. The proposed sub-division of the Equity Shares into shares of smaller denomination as aforesaid would make the Equity Shares of the Company more affordable to the small investors and would enhance the liquidity of shares on the Stock Exchanges.

ii. Issue of shares on exercise of Employees Stock Options

The Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of stock options by the eligible employees as summarised below:

Date of Allotment	No. of Shares
July 9, 2004	132,614
October 11, 2004	59,602
January 10, 2005	93,068
April 11, 2005	111,710

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the year ended December 31, 2004 under Indian GAAP and US GAAP form part of the Annual Report.

SUBSIDIARIES AND JOINT VENTURES

Some of the significant developments during the year in respect of subsidiary companies are as follows :

i) The acquisition of RPG Aventis SA, France was completed and the business was successfully integrated. RPG Aventis has since been renamed as Ranbaxy Pharmacie Generiques SAS.

ii) In line with our strategy to establish a ground presence in the key European markets, Laboratorios Ranbaxy SL was incorporated in Barcelona, Spain as a wholly owned subsidiary of Ranbaxy Netherlands BV. Its commercial operations have commenced.

iii) The Company has further expanded its grounded presence in Europe and Ranbaxy Portugal was incorporated in Portugal as a wholly owned subsidiary of Ranbaxy Netherlands BV.

iv) Ranbaxy Australia Pty Ltd was set up in Sydney, Australia as a wholly owned subsidiary of Ranbaxy Netherlands BV. Australia offers a good opportunity for generic companies.

v) With a view to enhance our business and distribution network in Russia, ZAO Ranbaxy was incorporated in Moscow, Russia as a wholly owned subsidiary of Ranbaxy Netherlands BV. Its commercial operations have now commenced.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report as required under the Listing Agreements with Stock Exchanges is enclosed at Annexure 'A'.

EMPLOYEES' STOCK OPTION SCHEME

Information regarding the Employees Stock Option Scheme is enclosed at Annexure 'B'.

LISTING AT STOCK EXCHANGE

Pursuant to the delisting applications of the Company, the Stock Exchanges at Ludhiana and Kolkata have delisted the Equity Shares of the Company.

The Equity Shares of the Company continue to be listed on The Stock Exchange, Mumbai and The National Stock Exchange. The annual listing fees for the year 2004-2005 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, the relevant information and data is given at Annexure 'C'.

FIXED DEPOSITS

The Company neither accepted nor renewed any fixed deposits from the public during the year. In respect of existing deposits that were due for repayment during the year under review, no deposits remained unclaimed.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your Directors confirm that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at the end of the accounting year and of the profit of the Company for that period.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. Ramesh L. Adige, Vice President-Corporate Affairs & Global Corporate Communications of the Company was appointed as an Additional Director of the Company effective January 18, 2005. The Board also appointed Mr. Adige as Whole-time Director effective January 18, 2005 for a period of five years subject to superannuation policy of the Company. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Adige as a Director of the Company. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

In accordance with the Articles of Association of the Company, Dr. P.S. Joshi, Mr. Surendra Daulet-Singh and Mr. J.W. Balani retire by rotation as Directors at the ensuing Annual General Meeting and are eligible for re-appointment.

COST AUDIT

The reports of M/s R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2004 will be submitted to the Central Government in due course.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956 and Rules framed thereunder, the names and other particulars of employees receiving remuneration above the prescribed threshold are set out in the annexure appended to this Report.

ACKNOWLEDGEMENTS

Your Directors commend the commitment and dedication of the employees at all levels that has contributed to the growth and success of the Company. The Directors would also like to thank all other stakeholders including bankers and other business associates who have continued to provide support and encouragement. The members of the medical profession in India and abroad have shown their sustained confidence in the quality and efficacy of your Company's ethical therapeutic products. This has understandably, been critical for the Company's success. The Directors look forward to their continued support in the years to come.

On behalf of the Board of Directors

(TEJENDRA KHANNA)
CHAIRMAN

New Delhi
Dated : May 11, 2005

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market sales grew by 7% to reach US$550 billion with North America, Europe and Japan accounting for 88% of the audited worldwide pharmaceutical sales in 2004.

The North American pharmaceutical sales grew by 8% to reach US$248 billion, constituting 45% of all global sales in 2004.

Sales in the European Union grew by 6% to reach US$ 144 billion, constituting 26% of the total market, while the Rest of Europe saw a sales growth of 12% to reach US$ 9 billion.

Japan grew by just 2% to reach US$ 58 billion, constituting 11% of the total world market.

Sales in Latin America grew by 13% to reach US$ 19 billion and pharmaceutical sales in Asia, Africa & Australia grew by 13 % to reach US$ 40 billion. China showed the strongest growth in 2004, growing by 28% to reach US$ 9.5 billion. (Source: IMS Health)

There were 82 products with sales of over US$ 1 Billion, 17 more than in 2003.The top two were cholesterol lowerers, Pfizer's Atorvastatin (Lipitor, US$ 12 billion) followed by Merck & Co's Simvastatin , (Zocor, US$ 5.9 billion).

Therapeutic classes

Cholesterol and triglyceride reducers continued to hold the number - one position in therapeutic classes worldwide, with sales of US$ 30 billion, up 12%.

Antiulcerants remained the second largest therapy class, growing 1% to US$ 25 billion, with growth slowed by the transfer of Prilosec to over- the counter status in the United States.

In 2004, the anti-cancer class grew significantly, overtaking antidepressants and mood stabilisers as the third-ranked therapy class. Sales for anti-cancer products grew 17% to reach US$ 24 billion.

Generics

The rise in use of generics continued through 2004. Generics made up more than 30% of pharma volume in the US, Germany, Canada and the UK (Source : IMS Health). The global generic market in 2004 is estimated to be around US$ 54.2 billion. With cost-containment a focus for all healthcare players and a number of medicines losing patent protection, the growth of the generics market is outpacing the branded sector.

The Indian Pharmaceutical Market continues to be highly competitive and fragmented with about 24,000 players. The size of the Indian market was estimated to be at US$ 4.6 billion in 2004 having grown by 6.4 % over last year. The Indian pharmaceutical market ranks 4th largest in terms of volume and 13th largest in terms of value, reflecting substantial lower price realisations.

Around 330 firms in this industry are in the organized sector, 15000 being in the small-scale sector and the remaining being very small without any economies of scale. More than 85% of the formulations produced in the country are sold in the domestic market. India is largely self-sufficient in case of formulations. India manufactures over 400 bulk drugs and around 60,000 formulations being distributed by 500,000 chemists all over the country.

Key developments in the Indian Pharmaceutical Sector include:

- New products launched in 2004 were a major growth driver and accounted for around 31% of the overall market growth.
- There continued to be intense price competition with the average realizations declining by around 0.2 %, in 2004.
- The chronic therapy segment continues to grow and was 28% of the total market as compared to 26 % in 2003.This segment mainly includes Anti diabetics, Cardiac and Neuro psychiatry.

OUTLOOK ON OPPORTUNITIES

The outlook for the global generic drug industry is positive with patent expirations of several brand drugs over the next few years. We estimate that around US$ 68 Billion of branded pharmaceuticals are coming off patent protection over the next five years.

Increasing pressure from Governments and Healthcare providers across the globe to bring down healthcare costs, will ensure a conducive environment for growth of generics.

Ranbaxy is well poised to participate in this opportunity. The Company is selling its products in over 100 countries and has an expanding international portfolio of affiliates, joint ventures and alliances, ground operations in 44 countries and manufacturing operations in 7 countries.

It has a robust product pipeline and cumulative Abbreviated New Drug Applications (ANDAs) filed in the USA, as at 31st December 2004 were 146, with cumulative approvals of 96. In 2004, Ranbaxy significantly increased its regulatory filings in the European Union and made 39 National filings for 25 products in 11 EU Reference Member States and 71 Mutual Recognition Procedure applications for 6 products in 21 EU Concerned Member States.

Outlook on the Indian Pharma market is positive. With the introduction of the product patent regime beginning Jan 1st 2005, the Indian market will be an attractive option for introduction of research-based products. Ranbaxy, the leading pharmaceutical company in India, is well set to further its growth in the Indian market.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The risks of patent litigation, regulatory issues and product liability are a part of the global generics business, particularly in the developed markets. Ranbaxy has undertaken appropriate processes to regularly review risks and to mitigate to their incidence / impact into the best of its ability.

Globally, generic prices are under pressure from two fronts: Increased competition between generic companies and pharmaceutical price controls, which are gaining popularity all over the world.

We believe that Ranbaxy, with its backward integration and geographical spread, is well positioned to operate in this highly competitive environment.

In India, the growth rate is expected to be in single digits for the next few years. The chronic segment is likely to be the main growth driver and is expected to grow at a faster rate than the acute segment. This would require companies in India to re-align their portfolios accordingly.

In the short term, changes in the tax structure with the implementation of VAT and excise based on MRP is likely to have an impact on the first half of 2005. The recognition of product patents is not expected to have a material impact in the near future, however it is likely to slow down the launch of new products by Indian companies.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of US$ 1,174 Mn registering a growth of 21% over last year (in US Dollar terms). Dosage form sales constituted 89% of the global sales as compared to 87% last year. The sales in overseas market constituted 79% of the total sales of the Company as compared to 76% last year.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

There are well established and documented operating procedures in the Company and its subsidiaries in India and overseas.

The Internal Audit function at Ranbaxy, headed by a Vice President, reports directly to the CEO and the Audit Committee. The department consists of a team of well qualified and experienced professionals that conduct regular audits covering the global operations of the Company and the reports are sent to the CEO and the Audit Committee.

The Finance function is also adequately staffed with professionally qualified and experienced personnel.

FINANCIAL PERFORMANCE

For the year, the Company recorded consolidated global sales of Rs. 53,130 Mn (US$ 1,174 Mn), registering a growth of 17% over last year. Profit before interest, depreciation and amortization was Rs. 10,814 Mn (US$ 239 Mn), lower that prior year by 4%. Profit before tax at Rs. 8,892 (US$ 196 Mn) was lower by 12 % while profit after tax was Rs. 7,011 Mn (US$ 155 Mn), 8% lower than last year.

HUMAN RESOURCES

Human Resources are a valuable asset at Ranbaxy and the Company seeks to attract and retain the best talent available. The Company provides a productive work environment, aims at attracting and retaining talented people having a high level of functional expertise, focused on customers and who thrive in demanding environment. Training and development of its personnel is ensured through succession planning, job rotation, on the job training, training programs and workshops. The total number of training man-days during 2004 were 40412 , a substantial increase of ~ 70% over prior year, reflecting our commitment towards people development. The total number of employees of the Company and its subsidiaries as on December 31, 2004 stood at 9,224.

CAUTIONARY STATEMENT

Statements in the "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements " within the meaning of applicable laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include Government regulations, patent laws, tax regimes, economic developments within India and countries in which the Company conducts business, litigation and other allied factors.

ANNEXURE B

Information regarding the Employees Stock Option Scheme
(As on December 31, 2004)

(a) Options granted

(i) No. of options granted in the year 2004 : 1,282,750

(ii) Total No. of options granted upto December 31, 2004 : 3,235,670

(b) Pricing formula : Average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding to the date(s) of grant of options. On this basis exercise price of the options granted on January 22, 2004 was Rs 992 per Equity Share.

(c) Number of options vested : 709,925

(d) Number of options exercised : 373,111

(e) Number of shares arising as a result of exercise of options : 457,773

(f) Number of options lapsed : 397,289

(g) Variance of terms of options : NIL

(h) Money realised by exercise of options (Rs.) : 205,164,182

(i) Total Number of options in force : 2,519,810

Note: Options granted upto October 3, 2002 are entitled for additional 369,831 shares keeping in view of bonus shares in the ratio of 3 for 5.

(j) (i) Options granted in the year 2004 to Senior managerial personnel* :

Name	Designation	No. of Options
Dr. Brian W. Tempest	CEO & Managing Director	30000
Mr. Ram S. Ramasundar	Executive Vice President-Finance and CFO	5000
Mr. Pushpinder Bindra	Senior Vice President-Global Manufacturing	7500
Mr. Dipak Chattaraj	Regional Director-North America	7500
Mr. Peter Burema	Regional Director-Europe, CIS & Africa	7500
Dr. Naresh Kumar	Vice President-Chemical Manufacturing	8500
Mr. Rahul Goswami	Vice President-Strategic Material Sourcing & CIO	3000
Dr. Yatendra Kumar	Vice President-Chemical Research	7500
Mr. Ashok Kumar Rampal	Vice President-NDDS	3000
Mr. S.K. Chawla	Vice President-Internal Audit	7500
Mr. Atul Malhotra	Regional Director-Asia Pacific & Middle East & Head Global Consumer Healthcare	7500
Dr. Arun Purohit	Vice President-International Marketing Development	4000
Mr. Lalit Ahluwalia	Vice President-Business Finance	7500
Dr. Kasim Mookhtiar	Vice President-New Drug Discovery Research	7500
Mr. Udai Upendra	Vice President-Global Human Resources	3000
Mr. Jay Deshmukh	Vice President-Intellectual Property	7500
Mr. Ranjit G Barshikar	Vice President-Global Quality	3000
Mr. Ameet Desai	Vice President-Mergers & Acquisitions, Business Planning & Facilities Mgt.	2250
Mr. Sanjeev Dani	Regional Director-India	2250

* Excludes the senior managerial personnel who ceased to be in employment with the Company during the year.

(ii) Employees who have been granted 5% of more of the options granted during the year : Nil

(iii) Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(k) Diluted earnings per share (EPS) : Rs. 28.31

(l) (a) Method of calculation of employee compensation cost : The Company has calculated the employee compensation cost using the *intrinsic value* of the stock options

(b) Difference between the employee compensation cost so computed at (a) above and the employee compensation cost that shall have been recognized if it had used the fair value of the options : Rs. 166.24 Mn (Increase)

(c) The impact of this difference on profits and on EPS of the Company :

Profit After Tax (PAT)	:	Rs. 5284.72 Mn
Less : Additional employee compensation cost based on fair value	:	Rs. 166.24 Mn
Adjusted PAT	:	Rs. 5118.48 Mn
Adjusted EPS	:	Rs. 27.42

(m) Weighted-average exercise price and fair value of Stock Options granted :

Stock options granted on	Weighted average exercise price (in Rs)	Weighted average Fair value (in Rs)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	673	290.14	648.30
03.12.2001	595	376.88	738.95
01.04.2002	745	452.36	898.95
07.02.2003	567	265.10	634.90
18.08.2003	701	361.36	833.05
22.01.2004	992	425.00	1006.20

(n) Description of the method and significant assumptions used during the year to estimate the fair value of the options, including the following weighted average information: : The Black Scholes option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of options. The option pricing models do not necessarily provide a reliable measure of fair value of options.

The main assumptions used in the Black- Scholes option-pricing model during the year were as follows :

Risk free interest rate	:	5%
Expected life of options from the date(s) of grant	:	10 years
Expected volatility	:	29.78%
Dividend yield	:	2.50%

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors

1. A) CONSERVATION OF ENERGY

- Installation of Centralised Vacuum System has resulted in saving of 322560 KWH of Power per annum.
- Provision of Jet Cooling tower in place of forced draft cooling tower has resulted in stoppage of 9.3 KW fan motor, thereby saving 75168 KWH per annum.
- Replacement of 2 nos. inefficient 22 KW Motor & Pump for Chilled water circulation with energy efficient pumping system, thereby saving 41760 KWH per annum.
- Replacement of 2 nos. of 180 TR capacity Chilled Water Refrigeration system with premium efficiency Chilled Water Compressor of 350 TR capacity resulted in saving of 0.4 KWH per TR.
- Replacement of Shell & Tube heat exchanger in Amoxy plant with Plate Heat Exchanger for the Direct Expansion Refrigeration plant, reduced the running hours of compressor as well as cycle time.
- Provision of Heat Recovery wheels in new AHU's to conserve the Refrigeration from the cold exhaust air.
- Installation of Rotary cup burner (low pressure) of Sacke make in 12 TPH capacity Boiler instead of high pressure conventional burner to conserve the Furnace oil and 50% reduction in blower power usage.
- Installation of 4 nos. Variable Frequency Drives (VFD) for AHU to reduce the power consumption
- Installation of condensate Recovery system in Thermal Evaporator to use the hot condensate as boiler feed water to reduce the Furnace Oil Consumption.
- Modification of the chilled water system by connecting the entire system to secondary circuit (Chilled water transfer pumps), thus stoppage of chilled water primary circuit (Chilled water Circulation Pumps) resulted in saving power.
- Replacement of old Vapour absorption chiller of 330 TR capacity with efficiently run Trane screw chiller of 350 TR capacity.
- Improvement in Chilled water distribution & pumping system by:
  a) Installation of smaller pumps along with variable frequency drives to control the flow & reduced pumping cost.
  b) Modification of Chilled water headers to reduce pressure drops.
  c) Installation of Automatic chilled water control system on all the old existing Air Handling Units to restrict/ close the flow of chilled water.
  d) Installation of Electronic central control console for all the units to control the flow based on actual requirement.
- Installation of Fill less Jet spray type cooling tower (Fan less) in place of induced draft Cooling tower having 30 KW fan motor resulted in saving of 30 KWH.
- Synchronization of operation of D.G sets for better load distribution as well as better efficiency resulted in operation of only three D.G sets instead of earlier operation of four DG sets.
- Installation of Capacitor Banks in auto mode to continuously maintain the power factor of Unity in the power grid, resulted in reducing inductive losses and saving in power.
- Replacement of 4 nos. of old 15 KW brine pumps with 2 nos. of higher efficiency 20 KW pumps to get better pumping efficiency & reduced power consumption.

B) IMPACT OF A) ABOVE :

- Installation of Centralised Vacuum System has resulted in saving of Rs.1.31 Mn.
- Provision of Jet Cooling tower in place of forced draft cooling tower has resulted in stoppage of 9.3 KW fan motor, thereby saving Rs.0.31 Mn.
- Replacement of 2 nos. of inefficient 22 KW motor & Pump for Chilled water circulation with energy efficient pumping system, thereby saving Rs.0.17 Mn.
- Replacement of 2 nos. of 180 TR capacity Chilled Water refrigeration system with premium efficiency Chilled Water Compressor of 350 TR capacity resulted in saving of Rs.3.02 Mn.
- Replacement of Shell & Tube heat exchanger in Amoxy plant with Plate Heat Exchanger for the Direct Expansion Refrigeration plant, reduced the running hours of compressor as well as cycle time, thereby achieving saving of Rs.3.46 Mn.
- Provision of Heat Recovery wheels in new AHU's to conserve the Refrigeration from the cold exhaust air. Resultant saving of Rs.1.18 Mn.
- Installation of Rotary cup burner (low pressure) of Sacke make in 12 TPH capacity Boiler instead of high pressure conventional burner to conserve the Furnace oil to the tune of Rs.0.78 Mn.
- Installation of 4 nos. of Variable Frequency Derives (VFD) for AHU to reduce the power consumption worth Rs.1.78 Mn.
- Installation of condensate Recovery system in Thermal Evaporator to use the hot condensate as boiler feed water to reduce the Furnace Oil consumption. Resultant saving of Rs.1.63 Mn.
- Modification of the chilled water system by connecting the entire system to secondary circuit (Chilled water transfer pumps), thus stoppage of chilled water primary circuit (Chilled water Circulation Pumps) resulted in saving power worth Rs.1.25 Mn.
- Replacement of old Vapour absorption chiller of 330 TR capacity with efficiently run Trane screw chiller of 350 TR capacity. Resultant saving of Rs.2.4 Mn.
- Improvement in Chilled water distribution & pumping system has resulted in saving of Rs.5.5 Mn.
- Installation of Fill less Jet spray type cooling tower (Fan less) in place of induced draft Cooling tower has resulted in saving of Rs.0.9 Mn.
- Replacement of 4 nos. old 15 KW brine pumps with 2 nos. higher efficiency 20 KW pumps to get better pumping efficiency & reduced power consumption. Resultant saving of Rs.0.25 Mn.

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out

- Develop technology for Active Pharmaceutical Ingredients (APIs), key drug intermediates and, conventional & value added innovative dosage forms - complying to international quality & regulatory norms
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems

- Design, synthesis & discovery of new drug molecules in select areas: Infectious Diseases (anti-bacterials and anti-fungals), Urology [benign prostatic hyperplasia (BPH) and urinary incontinence], Metabolic Diseases (type 2 diabetes, hyperlipidemia) and Inflammatory/Respiratory Diseases (asthma, chronic pulmonary obstructive disease and rheumatoid arthritis).
- Develop NCEs from animal testing for safety to establishing proof of concept (POC) in humans by conducting Phase I and II trials, and then Phase III clinical efficacy trials if POC is positive.
- Develop Phyto-pharmaceuticals (OTC as well as ethical) with strong scientific footing, involving standardization of botanical Actives, followed by their toxicity and clinical studies
- GLP/cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III)
- Innovation in packaging for improved patient convenience & compliance
- Up-gradation of existing technologies / products on ongoing basis

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance
- Generation of high quality data complying the international regulatory requirements, for registration of APIs and generic dosage forms in India and Abroad leading to speedy approvals
- Improved productivity / process efficiencies
- Internationally competitive prices and product quality
- Safe and environment friendly processes
- Generation of Intellectual wealth for the company in key potential markets
- Grant of process patents for both Active Pharmaceutical Ingredients (APIs) as well as dosage forms (both conventional & novel drug delivery systems)
- Product patents in the areas of drug discovery research
- Self reliance and import substitution for conservation of Foreign Exchange
- Foreign exchange earnings / savings
- Speed to marketplace
- Enhanced business through Licensing arrangements (Platform Technologies, NCEs etc) / strategic alliances/ custom synthesis
- Enhanced Global presence / visibility

c) Future plan of action

- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking
- Greater thrust in the areas of Novel Drug Delivery Systems and New Drug Discovery Research
- Enhance emphasis on Custom Synthesis to draw a greater leverage on the built-in Chemical & Clinical Research infrastructure & capabilities
- Continue developing innovative, commercially viable process know-hows for both Active Pharmaceutical Ingredients (APIs) and dosage forms
- Expansion of Clinical Research infrastructure complying international GLP/cGCP norms
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and, better patient convenience and compliance
- Enhance national and international research networking and strategic alliances

d) Expenditure on R&D

	Rs. Millions	
	Year ended December 31, 2004	Year ended December 31, 2003
Capital	**682.68**	380.79
Revenue	**3,313.85**	2,380.49

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION :

a) Efforts in brief, made towards technology absorption and innovation

- As per 2(a) above.

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development.

- As per 2(b) above.

Future course of action

- To continue developing innovative and commercially viable process know-how for APIs and dosage forms (conventional and Novel Drug Delivery System).

c) Information in case of imported technology (imports during last five years)

- Not applicable.

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

a) Export sales (excluding sales to Nepal) were Rs 24,514.38 Mn for the financial year ended December 31, 2004

- 493 product dossiers were filed with various international regulatory authorities and regulatory approvals were received for 486 product dossiers
- Drug Master Files (DMFs) for APIs were file with the regulatory authorities in several markets
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates

b) Total Foreign exchange earning and outgo :

	Rs. Millions	
	Year ended December 31, 2004	Year ended December 31, 2003
Earnings	**25,139.59**	25,591.33
Outgo	**12,459.59**	10,099.37

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year	Previous Year
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	**91114500**	78831535
Total Amount (Rs. Mn)	**364.99**	308.04
Rate/Unit (Rs.)	**Rs. 4.01**	Rs. 3.91
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**15852848**	14988837
Unit per Ltr. of Diesel Oil	**3.72**	3.74
Cost/Unit	**Rs. 5.65**	Rs. 4.75
ii) Through Steam Turbine/Generator	**Not Applicable**	Not Applicable
2. Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	**12949**	11567
Total Amount (Rs. Mn)	**161.62**	139.70
Average Rate (Rs. per Ltr.)	**Rs. 12.48**	Rs. 12.08
4. Others/internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**54.11**	44.91
Dosage Forms	(kwh per 1000 packs)		**81.06**	77.73
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs. per kg)		**7.68**	6.06
Dosage Forms	(K. Ltrs. per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

Ten Years at A Glance

Rs. Millions

	1995-96	1996-97	1997-98	1998 **	1999	2000	2001	2002	2003	2004
Results for the year										
Sales	8712.8	11482.1	13335.2	10640.5	15598.3	17366.6	20545.4	28197.9	35334.9	**36143.4**
Index	1.0	1.3	1.5	1.6	1.8	2.0	2.4	3.2	4.1	**4.1**
Exports	4068.0	5223.6	5956.9	4414.1	7323.7	8019.6	10290.8	18502.9	24674.6	**24562.4**
Index	1.0	1.3	1.5	1.4	1.8	2.0	2.5	4.5	6.1	**6.0**
Gross Profit	1828.9	2188.0	2387.6	1552.1	2562.5	3177.1	3924.1	7304.8	10061.4	**7211.7**
Index	1.0	1.2	1.3	1.1	1.4	1.7	2.1	4.0	5.5	**3.9**
Profit before Tax	1585.2	1869.4	2011.5	1240.4	2103.8	1945.4	2777.7	7133.8	9563.7	**6283.4**
Index	1.0	1.2	1.3	1.0	1.3	1.2	1.8	4.5	6.0	**4.0**
Profit after Tax	1350.2	1604.4	1866.5	1170.0	1968.8	1824.4	2519.6	6235.8	7947.8	**5284.7**
Index	1.0	1.2	1.4	1.2	1.5	1.4	1.9	4.6	5.9	**3.9**
Equity Dividend	237.2	379.1	530.7	560.1	869.2	869.2	1158.9	2434.0 $	3156.3	**3162.6**
Index	1.0	1.6	2.2	2.4	3.7	3.7	4.9	10.3	13.3	**13.3**
Equity Dividend (%)	55	80 +++	100	50	75	75	100	150	170	**170**
Earning per share (Rs.)	30.42	32.47	34.74	13.46 ***	16.99	15.74	21.86	28.86	42.61	**28.26**
Year-end Position										
Gross Block+	4599.9	5848.0	7347.2	8045.6	8675.9	9241.5	9278.2	10448.8	12470.6	**16669.4**
Index	1.0	1.3	1.6	1.7	1.9	2.0	2.0	2.3	2.7	**3.6**
Net Block	3675.5	4605.9	5742.4	6135.5	6319.0	6443.7	6130.5	6753.9	8017.9	**11417.4**
Index	1.0	1.3	1.6	1.7	1.7	1.8	1.7	1.8	2.2	**3.1**
Net Current Assets	7562.1	9334.8	9032.8	8320.5	8157.5	8257.7	7454.5	9564.4	13302.9	**9466.8**
Index	1.0	1.2	1.2	1.1	1.1	1.1	1.0	1.3	1.8	**1.3**
Net Worth	8155.9 @@	11550.0 @@	12864.3	14008.3	14979.3	15826.9	17355.1	19623.9	24333.4	**26288.0**
Index	1.0	1.4	1.6	1.7	1.8	1.9	2.1	2.4	3.0	**3.2**
Share Capital	443.7	494.1	537.2	1158.9 ***	1158.9	1158.9	1158.9	1854.5	1855.4	**1858.9**
Reserve & Surplus	7665.6	11055.9	12327.1	12849.4	13820.4	14667.6	16196.2	17769.4	22477.9	**24429.1**
Book value per share (Rs.)	199.6	233.74	239.44	120.90 ***	129.25	136.56	149.75	105.71 $$	131.14	**141.42**
No. of Employees	4778	6131	5655	5469	5347	5784	6424	6297	6797	**7195**

Index : No. of times

+ Includes Capital Work-in-Progress

@@ Includes Warrant option Money and Application Money pending allotment

+++ Does not include Interim Dividend of Croslands research Laboratories for the year 1996-97

** 9 months Apr-Dec. Indexation based on annualised figures for 9 months ended 31.12.98

*** After 1:1 Bonus Issue and conversion of outstanding warrants.

$ Includes Interim Dividend Rs 5 per share, prior to issue of bonus shares and Final Dividend of Rs 10 per share

$$ Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.

Sales are stated net of excise duty recovered from 2002 onwards

Auditors' Report

To the Members of Ranbaxy Laboratories Limited

1. We have audited the attached Balance Sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2004 and the related Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 ("the Order") issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ("the Act"), we give in Annexure 'A' a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in Annexure "A" referred to above, we report that:

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.

   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.

   d. In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Act and give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of:

      i) the Balance Sheet, of the state of affairs of the Company as at December 31, 2004;

      ii) the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) the Cash Flow Statement, of the cash flows for the year ended on that date.

   e. On the basis of written representation received from the directors, as on December 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on December 31, 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

Annexure 'A' to the auditors' report of even date to the members of Ranbaxy Laboratories Limited on the financial statements for the year ended December 31, 2004

In terms of the information and explanations given to us and the books and records examined by us in the normal course of audit, we report that:

(i) (a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

(b) The Company's programme of physical verification of all its fixed assets over a period of three years, is in our opinion, reasonable having regard to the size of the Company and the nature of its fixed assets. As informed, no material discrepancies were noticed on such verification.

(c) In our opinion, there was no substantial disposal of fixed assets during the year.

(ii) (a) The management has conducted physical verification of inventory at reasonable intervals during the year.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not granted/ taken any loans, secured or unsecured to/ from companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii)(b), 4(iii)(c), 4(iii)(d), 4(iii)(f) and 4(iii)(g) of the Order are not applicable to the company.

(iv) There are adequate internal control systems commensurate with the size of the Company and the nature of its business, for the purchase of inventory, fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls in respect of these areas.

(v) Based on the documents and records produced to us, we are of the opinion that the Company has not entered into contracts or arrangements that need to be entered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4(v) of the Order are not applicable to the company.

(vi) In our opinion, the directives issued by the Reserve Bank of India and the provisions of sections 58A, 58AA and other relevant provision of the Companies Act, 1956 and the rules framed there under, to the extent applicable, have been complied with. We are informed by the management that no order has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, relevant to sections 58A, 58AA or the other relevant provision of the Act.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

(viii) We have broadly reviewed the books of accounts maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Companies Act, 1956, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is regular in depositing the undisputed statutory dues including provident fund, investor education fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service-tax, custom duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of income-tax, wealth-tax, service-tax, sales-tax, customs duty and excise duty were outstanding, at the year end for a period of more than six months from the date they became payable.

(b) There are no amounts in respect of sales-tax, income-tax, customs duty, wealth-tax, service-tax, excise duty and cess that have not been deposited with the appropriate authorities on account of any dispute, other than mentioned in 'Annexure 1' to this report.

(x) The Company does not have accumulated losses as at December 31, 2004 and has not incurred cash losses in the financial year ended on that date or in the immediately preceding financial year.

(xi) We are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or to debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of clause 4(xii) of the Order are not applicable to the company.

(xiii) In our opinion, the Company is not a chit fund or a nidhi/ mutual benefit fund/ society. Accordingly, the provisions of clause 4(xiii) of the Order are not applicable to the company.

(xiv) The company is not dealing in or trading in shares, securities, debentures and other investments, accordingly, the provisions of clause 4(xiv) of the Order are not applicable to the company.

(xv) The Company has given guarantee for loans taken by others from banks or financial institutions, the terms and conditions whereof in our opinion are not prima facie prejudicial to the interest of the Company.

(xvi) The Company did not have any term loans outstanding during the year. Accordingly, the provisions of clause 4(xvi) of the Order are not applicable to the company.

(xvii) Based on an overall examination of the balance sheet and cash flow statement of the Company, we report that no funds raised on short-term basis have been used for long-term investment (excludes permanent working capital).

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4(xviii) of the Order are not applicable to the company.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, the provisions of clause 4(xix) of the Order are not applicable to the company.

(xx) The Company has not raised any money by public issues during the year. Accordingly, the provisions of clause 4(xx) of the Order are not applicable to the company.

(xxi) We report that stock amounting to Rs 30.44 million was misappropriated by a Contract manufacturer of the Company. The Company has discontinued dealings with the vendor and filed a case for recovery of the amount. The Company has created a provision for the entire value of stocks so misappropriated. Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and as per the information and explanations given to us, we report that no fraud by the Company has been noticed or reported during the course of our audit.

For Walker, Chandiok & Co

Chartered Accountants

Vinod Chandiok

Partner

Membership No. 10093

Place : New Delhi

Dated : April 28, 2005

Annexure 1 as referred to in para ix (b) of Annexure 'A' to the Auditors' Report

Name of the statute	Nature of the dues	Amount in Rs Millions	Period to which the amount relates	Forum where dispute is pending
Punjab General Sales tax Act, 1948	Tax, interest and penalty	1.79	1989-90 & 1990-91	Deputy Excise and Taxation Commissioner
Madhya Pradesh Vanijyik Kar Adhiniyam, 1994	Interest and penalty	0.27	1998-99	Deputy Commissioner Commercial tax
Himachal Pradesh General Sales tax Act, 1968	Interest and penalty	0.54	1994-95 & 1995-1996	Additional Commissioner Commercial tax
Orissa Sales Tax Act, 1947	Tax	0.13	1998-99	Sales tax Tribunal
Bihar Finance Act, 1981	Tax	3.15	1999-2000	Joint Commissioner of Commercial Taxes (Appeal)
Bihar Finance Act, 1981	Tax	6.13	2000-01	Joint Commissioner of Commercial Taxes (Appeal)
Bihar Finance Act, 1981	Tax	13.03	2001-02	Joint Commissioner of Commercial Taxes (Appeal)
Bihar Finance Act, 1981	Tax	3.89	2002-03	Joint Commissioner of Commercial Taxes (Appeal)

BALANCE SHEET
AS AT DECEMBER 31, 2004

	Schedule	2004 (Rs. Millions)	2003 (Rs. Millions)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	**1,858.91**	1,855.44
Reserves and surplus	2	**23,207.92**	21,342.43
		25,066.83	23,197.87
SHARE APPLICATION MONEY PENDING ALLOTMENT		**28.29**	19.87
LOAN FUNDS			
Secured	3	**1,333.74**	304.94
Unsecured	4	**24.90**	37.62
		1,358.64	342.56
Deferred tax liability (Net)	5	**1,221.16**	1,135.49
		27,674.92	24,695.79
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		**14,027.86**	11,627.88
Less : Depreciation		**5,252.06**	4,452.73
Net block		**8,775.80**	7,175.15
Capital works-in-progress		**2,641.58**	842.74
INVESTMENTS	7	**6,790.72**	3,375.01
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	**8,963.38**	7,047.31
Sundry debtors	9	**7,846.89**	4,829.44
Cash and bank balances	10	**372.60**	985.30
Other current assets	11	**805.08**	1,767.69
Loans and advances	12	**5,094.25**	9,898.16
		23,082.20	24,527.90
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	**8,307.37**	6,070.55
Provisions	14	**5,308.01**	5,154.46
		13,615.38	11,225.01
NET CURRENT ASSETS		**9,466.82**	13,302.89
		27,674.92	24,695.79
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the financial statements.
This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
CEO & Managing Director

MALVINDER MOHAN SINGH
Whole-time Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

S. K. PATAWARI
Secretary

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

	Schedule	2004	2003
		Rs. Millions	
INCOME			
Operating income	**15**	**37,301.71**	37,614.13
Other income	**16**	**558.66**	210.54
		37,860.37	37,824.67
EXPENDITURE			
Materials	**17**	**14,515.93**	14,522.15
Manufacturing	**18**	**1,767.46**	1,386.08
Personnel	**19**	**3,278.54**	2,479.15
Selling, general and administration	**20**	**7,772.93**	6,995.44
Research and development	**21**	**3,313.85**	2,380.49
		30,648.71	27,763.31
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		**7,211.66**	10,061.36
Interest		**109.80**	80.81
Depreciation and amortisation	**22**	**818.47**	716.70
PROFIT BEFORE EXCEPTIONAL ITEMS		**6,283.39**	9,263.85
Exceptional items :			
Settlement compensation income for dispute of patent		-	299.83
PROFIT BEFORE TAX		**6,283.39**	9,563.68
Provision for tax	**23**	**998.67**	1,615.89
PROFIT AFTER TAX		**5,284.72**	7,947.79
Balance as per last balance sheet		**3,570.15**	2,192.04
Tax - earlier years			
Current		**(9.51)**	(0.08)
		8,845.36	10,139.75
Transfer from :			
Foreign projects reserve		**32.27**	4.90
Balance available for appropriation		**8,877.63**	10,144.65
APPROPRIATIONS			
Dividend			
Interim		**929.45**	927.95
Final (Proposed)		**2,233.15**	2,228.38
Tax on dividend		**440.38**	404.41
Transfer to :			
Foreign projects reserve		**4.60**	13.76
General reserve		**3,000.00**	3,000.00
Surplus carried forward		**2,270.05**	3,570.15
		8,877.63	10,144.65
EARNINGS PER SHARE (Rs.)	**24**		
Before exceptional items			
Basic		**28.40**	41.81
Diluted		**28.26**	41.58
After exceptional items			
Basic		**28.40**	42.85
Diluted		**28.26**	42.61
SIGNIFICANT ACCOUNTING POLICIES	**25**		
NOTES TO THE FINANCIAL STATEMENTS	**26**		

The schedules referred to above form an integral part of the financial statements.
This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

DR. BRIAN W. TEMPEST
CEO & Managing Director

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
Whole-time Director

VIVEK BHARAT RAM
Director

S. K. PATAWARI
Secretary

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

		Rs. Millions 2004	2003
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before exceptional items	**6,283.39**	9,263.85
	Adjustments for :		
	Depreciation / Amortisation	**818.47**	716.70
	Assets written off	**39.61**	1.39
	Deferred employees compensation	**38.42**	37.42
	Unrealised foreign exchange (gain) / loss	**(81.84)**	27.46
	Dividend income	**(5.35)**	(22.69)
	Loss on sale of fixed assets (Net)	**13.27**	28.79
	Reversal for diminution in value of current investments	**-**	(0.03)
	Interest expense	**109.80**	80.81
	Interest income	**(217.47)**	(77.73)
	Amounts written off	**16.71**	353.98
	Provision / (Reversal) for doubtful debts and advances	**127.08**	(351.28)
		858.70	794.82
	Operating profit before working capital changes	**7,142.09**	10,058.67
	Adjustments for :		
	Inventories	**(1,916.07)**	(937.12)
	Sundry debtors / receivables	**(3,110.73)**	1,893.52
	Loans and advances	**(477.47)**	(441.50)
	Trade/other payables	**2,521.75**	1,390.42
	Other current assets	**928.24**	(562.76)
		(2,054.28)	1,342.56
	Net cash generated from operating activity before exceptional items	**5,087.81**	11,401.23
	Exceptional items	**-**	299.83
	Direct taxes paid (Net of refunds)	**(973.11)**	(1,783.33)
	Net cash from operating activities after exceptional items	**4,114.70**	9,917.73
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	**(4,253.87)**	(2,042.69)
	Sale proceeds of fixed assets	**19.53**	31.78
	Purchase of investments	**(3,415.71)**	-
	Short term deposit / secured loans	**0.62**	16.25
	Interest received	**239.37**	51.80
	Dividend received	**5.35**	22.69
	Net cash from / (used) in investing activities	**(7,404.71)**	(1,920.17)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	**166.72**	58.73
	Increase in bank borrowings for working capital	**1,028.80**	298.62
	Decrease in other borrowings	**(12.72)**	(25.05)
	Interest paid	**(110.46)**	(84.42)
	Dividend paid	**(3,157.83)**	(2,782.47)
	Tax on dividend	**(412.69)**	(356.50)
	Net cash from / (used) in financing activities	**(2,498.18)**	(2,891.09)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,788.19)**	5,106.47
	Cash and cash equivalents at the beginning	**6,090.73**	984.26
	Cash and cash equivalents at the close	**302.54**	6,090.73
Notes :			
	Cash and cash equivalents include :		
	Cash and cheques in hand and remittances in transit	**187.83**	75.13
	With banks in :		
	Current accounts [Net of dividend accounts Rs. 68.81 million (Previous year Rs. 53.93 million)]	**114.71**	44.76
	Margin accounts [Rs. 0.31 million (Previous year Rs. Nil)]	**-**	-
	Deposit accounts [Net of pledged Rs.0.94 million (Previous year Rs 0.64 million)]	**-**	810.84
	Short term deposits	**-**	5,160.00
		302.54	6,090.73

This is the cash flow statement referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

DR. BRIAN W. TEMPEST
CEO & Managing Director

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
Whole-time Director

VIVEK BHARAT RAM
Director

S. K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Rs. Millions

	2004	2003
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
199,000,000 (Previous year 199,000,000) Equity shares of Rs. 10 each	**1,990.00**	1,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs 100 each	**10.00**	10.00
	2,000.00	2,000.00
Issued, subscribed and paid up		
185,890,742 (Previous year 185,543,625) Equity shares of Rs. 10 each fully paid	**1,858.91**	1,855.44
	1,858.91	1,855.44
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**5.41**	5.41
Amalgamation reserve	**43.75**	43.75
Share premium		
As per last balance sheet	**5,876.82**	5,832.99
Add : Received during the year *	**177.72**	43.83
	6,054.54	5,876.82
* Includes Rs. 22.89 million (Previous year Rs. 5.58 million) transferred from Employees Stock Options Outstanding		
Foreign projects reserve		
As per last balance sheet	**143.99**	135.13
Add : Transfer from profit and loss account	**4.60**	13.76
	148.59	148.89
Less : Transfer to profit and loss account	**32.27**	4.90
	116.32	143.99
General reserve		
As per last balance sheet	**11,651.24**	8,651.24
Add : Transfer from profit and loss account	**3,000.00**	3,000.00
	14,651.24	11,651.24
Employee stock option		
Employee stock options outstanding	**191.39**	164.06
Less : Deferred employee compensation	**124.78**	112.99
	66.61	51.07
Surplus in profit and loss account	**2,270.05**	3,570.15
Total	**23,207.92**	21,342.43
SCHEDULE 3		
SECURED LOANS		
Loans from banks for working capital	**1,333.74**	304.94
	1,333.74	304.94
Secured against stocks, book debts, receivables and movable properties, both present and future.		
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	**1.03**	7.42
Other than banks	**-**	3.86
Deferred sales tax credit	**23.87**	26.34
	24.90	37.62

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 5
DEFERRED TAX LIABILITY (NET)

	Rs. Millions 2004	2003
Deferred tax liability arising on account of :		
Depreciation and amortisation	**1,807.90**	1,418.69
	1,807.90	1,418.69
Less : Deferred tax asset arising on account of :		
Provision for :		
Doubtful debts and advances	**304.40**	252.84
Retirement benefits	**277.86**	25.61
Others	**4.48**	4.75
	586.74	283.20
	1,221.16	1,135.49

SCHEDULE 6
FIXED ASSETS Rs. Millions

Description	Gross block 2003	Gross block Additions	Gross block Deletions	Gross block 2004	Accumulated Depreciation / Amortisation 2004	Net Block 2004	Net Block 2003
Tangibles							
Land	361.67	40.26	–	**401.93**	–	**401.93**	361.67
Buildings	1,473.69	210.07	–	**1,683.76**	**382.68**	**1,301.08**	1,136.56
Plant and machinery	8,008.92	1,926.64	15.19	**9,920.37**	**3,900.28**	**6,020.09**	4,614.50
Furniture and fixtures	422.15	62.36	6.26	**478.25**	**174.21**	**304.04**	272.24
Vehicles	202.13	87.07	33.60	**255.60**	**53.79**	**201.81**	159.08
Intangibles							
Patent, trade marks and designs	716.90	–	–	**716.90**	**440.80**	**276.10**	419.48
Software	232.42	128.63	–	**361.05**	**180.30**	**180.75**	101.62
Non-compete	210.00	–	–	**210.00**	**120.00**	**90.00**	110.00
Total	**11,627.88**	**2,455.03**	**55.05**	**14,027.86**	**5,252.06**	**8,775.80**	**7,175.15**
Previous Year	10,487.03	1,241.71	100.86	11,627.88	4,452.73	7,175.15	6,582.11

SCHEDULE 7
INVESTMENTS

	Nature of investment	Face value	Numbers 2004	Numbers 2003	Rs. Millions 2004	Rs. Millions 2003
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) of the Unit Trust of India					**4.11**	4.11
					4.11	4.11
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas Patra / Indira Vikas Patra					**0.01**	0.01
Investments in shares of companies (fully paid)						
Other than Trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**100**	100	*	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	12,529,460	**140.98**	125.29
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
					141.48	125.79
Subsidiary companies (Trade)						
Domestic						
Vidyut Investments Ltd.	Equity shares	Rs. 10	**25,008,400**	25,008,400	**250.08**	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	**3,100,020**	3,100,020	**31.00**	31.00
	10% NCRP	Rs. 10	**250**	250	*	*
Ranbaxy Fine Chemicals Ltd.	Equity shares	Rs. 10	**5,550,000**	5,550,000	**55.50**	55.50
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	**1,550,000**	1,550,000	**15.50**	15.50
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	**3,000,700**	3,000,700	**30.01**	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	**1,000,000**	1,000,000	**10.00**	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	**4,900**	4,900	**535.22**	535.22
Overseas						
Ranbaxy (Netherlands)BV., The Netherlands	Shares	EUR 100	**459,863** @	996,546	**2,070.57**	2,070.57
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK $ 1	**2,400,000**	2,400,000	**9.84**	9.84
Ranbaxy Pharmacie Generiques SAS, France (Formerly RPG (Aventis) S.A.	Equity shares	€ 9	**800,000** **	–	**3,400.02**	
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $5,900,000			**193.95**	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	RM 1	**2,242,383**	2,242,383	**25.16**	25.16
Ranbaxy (Nigeria) Ltd.,Nigeria	Ordinary shares	Naira 1	**13,070,648**	13,070,648	**7.40**	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	**206,670**	206,670	**21.20**	21.20
					6,655.45	3,255.43
					6,801.08	3,385.37
Less: Provision for diminution in value of long term investments					**(10.36)**	(10.36)
					6,790.72	3,375.01

Details of investments purchased and redeemed during the year :
Nil (Previous year 150,000,000) units of HDFC Mutual Fund

NOTES
1. * Rounded off to Nil.
2. ** Acquired during the year
3. @ Pursuant to change in face value of shares from Guilders 100 to EUR 100 each.
4. NCRP denotes Non convertible redeemable preference shares.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions 2004	2003
SCHEDULE 8		
INVENTORIES		
(As certified by the management)		
Stores and spares	**73.29**	66.39
Raw materials	**3,935.64**	2,945.87
Packaging materials	**501.34**	410.09
Finished goods		
Own manufactured	**2,228.83**	2,097.44
Others	**565.81**	530.71
Work-in-process	**1,658.47**	996.81
	8,963.38	7,047.31
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	**0.25**	1.18
Unsecured	**790.99**	585.12
	791.24	586.30
Other debts		
Secured	**236.98**	108.68
Unsecured	**7,162.63**	4,443.74
	7,399.61	4,552.42
	8,190.85	5,138.72
Less : Doubtful and provided for	**343.96**	309.28
	7,846.89	4,829.44
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**9.28**	23.36
Remittances in transit	**178.55**	51.77
With scheduled banks in :		
Current accounts	**57.78**	17.57
Deposit accounts	**0.94**	811.48
Margin money accounts	**0.31**	–
Unclaimed dividend accounts	**68.81**	53.93
With non-scheduled banks in :		
Current accounts	**56.93**	27.19
	372.60	985.30
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**587.43**	1,196.01
Exchange gain accrued on forward contracts	**115.61**	395.20
Insurance claims	**87.93**	104.17
Interest accrued	**4.55**	26.45
Others	**86.97**	64.62
	882.49	1,786.45
Less : Doubtful and provided for	**77.41**	18.76
	805.08	1,767.69
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**79.37**	79.99
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**2,396.88**	1,914.73
Short term deposits	**–**	5,160.00
Due from subsidiary companies	**391.61**	396.90
Prepaid income-tax	**2,636.88**	2,723.28
	5,504.74	10,274.90
Less : Doubtful and provided for	**410.49**	376.74
	5,094.25	9,898.16

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
	2004	2003
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**656.64**	410.80
Sundry creditors	**5,762.99**	4,337.01
Investor education & protection fund		
Unclaimed dividend *	**68.81**	53.93
Other liabilities	**1,818.71**	1,267.93
Interest accrued but not due on loans	**0.22**	0.88
	8,307.37	6,070.55
* Not due for deposit.		
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**784.66**	526.57
Income-tax	**1,976.99**	2,114.00
Proposed dividend	**2,233.15**	2,228.38
Tax on proposed dividend	**313.21**	285.51
	5,308.01	5,154.46
SCHEDULE 15		
OPERATING INCOME		
SALES		
Domestic	**12,226.59**	11,326.98
Less : Excise duty on sales	**645.57**	666.65
	11,581.02	10,660.33
Export	**24,562.41**	24,674.60
	36,143.43	35,334.93
Less : Trade discounts	**1,167.27**	1,352.24
	34,976.16	33,982.69
OTHERS		
Royalty and technical know-how	**700.60**	841.86
Technology licensing income	**191.36**	176.37
Export incentives	**849.91**	1,793.54
Exchange gain (Net)	**455.93**	743.29
Commission	**0.07**	–
Sundries	**127.68**	76.38
	2,325.55	3,631.44
	37,301.71	37,614.13
SCHEDULE 16		
OTHER INCOME		
Interest	**217.47**	77.73
Dividend	**5.35**	22.69
Profit on sale of fixed assets	**0.32**	0.46
Bad debts / advances recovered	**0.10**	0.92
Unclaimed balances / excess provisions written back	**276.92**	23.12
Miscellaneous	**58.50**	85.62
	558.66	210.54
SCHEDULE 17		
MATERIALS		
Raw materials consumed	**10,452.01**	10,321.33
Packaging materials consumed	**1,526.84**	1,354.04
Finished goods purchased	**3,365.23**	3,091.08
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	**996.81**	777.43
Finished goods		
Own manufactured	**2,097.44**	2,063.47
Others	**530.71**	539.76
	3,624.96	3,380.66
Less :		
Closing stock		
Work-in-process	**1,658.47**	996.81
Finished goods		
Own manufactured	**2,228.83**	2,097.44
Others	**565.81**	530.71
	4,453.11	3,624.96
(Increase) / Decrease	**(828.15)**	(244.30)
Materials consumed	**14,515.93**	14,522.15

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
SCHEDULE 18	**2004**	2003
MANUFACTURING		
Stores and spares consumed	**322.71**	284.64
Power and fuel	**626.70**	537.90
Repairs and maintenance		
Factory buildings	**31.00**	29.48
Plant and machinery	**46.18**	44.78
Analytical charges	**20.23**	15.63
Processing charges	**620.43**	420.03
Excise duty	**100.21**	53.62
	1,767.46	1,386.08
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	**2,896.82**	2,154.94
Contribution to provident and other funds	**193.66**	159.36
Workmen and staff welfare	**149.64**	127.43
Amortisation of deferred employees compensation	**38.42**	37.42
	3,278.54	2,479.15
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**193.56**	156.86
Rates and taxes	**88.60**	81.62
Regulatory filing fee	**193.10**	50.57
Printing and stationery	**65.67**	67.70
Electricity and water	**40.36**	36.13
Insurance	**319.37**	291.92
Communication	**145.67**	164.88
Legal and professional charges	**1,172.62**	958.06
Travel and conveyance	**538.22**	438.70
Running and maintenance of vehicles	**51.80**	39.54
Repairs and maintenance		
Buildings	**0.40**	1.71
Others	**85.06**	68.05
Discounts	**64.47**	425.81
Freight, clearing and forwarding	**1,426.35**	1,063.81
Marketing and promotion services	**90.00**	64.20
Advertising and sales promotion	**2,017.23**	1,822.64
Conferences and meetings	**83.43**	63.76
Commission	**543.92**	402.00
Recruitment and training	**98.90**	70.51
Assets written off	**39.61**	1.39
Loss on sale of fixed assets	**11.69**	27.89
Amounts written off	**16.71**	353.98
Provision for doubtful debts and advances	**127.08**	(351.28)
Provision / (Reversal) for diminution in value of current investments	**–**	(0.03)
Others	**359.11**	695.02
	7,772.93	6,995.44

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
SCHEDULE 21	**2004**	2003
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**682.88**	442.01
Contribution to provident and other funds	**42.96**	35.19
Workmen and staff welfare	**39.40**	30.07
Raw materials and consumables	**894.34**	621.70
Power and fuel	**75.41**	55.15
Clinical trials	**1,089.64**	709.93
Rentals	**60.27**	30.52
Printing and stationery	**23.42**	13.75
Insurance	**16.74**	13.14
Communication	**37.04**	23.73
Legal and professional charges	**28.77**	69.64
Travel and conveyance	**91.56**	60.51
Technical know how and consultancy	**-**	126.75
Running and maintenance of vehicles	**10.46**	7.55
Repairs and maintenance		
Machinery	**14.96**	9.36
Buildings	**6.24**	10.75
Others	**22.00**	13.06
Recruitment and training	**41.38**	25.16
Others	**136.38**	82.52
	3,313.85	2,380.49
SCHEDULE 22		
DEPRECIATION AND AMORTISATION		
Depreciation		
Buildings	**45.55**	40.39
Plant and machinery	**512.39**	471.92
Furniture and fixtures	**26.11**	23.72
Vehicles	**21.54**	17.29
	605.59	553.32
Amortisation		
Patents, trade marks, designs and software	**192.88**	143.38
Non-compete	**20.00**	20.00
	212.88	163.38
	818.47	716.70
SCHEDULE 23		
PROVISION FOR TAX		
Current income-tax	**913.00**	1,370.00
Deferred tax	**85.67**	245.89
	998.67	1,615.89

SCHEDULE 24

	Rs. Millions	
	2004	2003
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax	**5,284.72**	7,947.79
Less :		
Tax-earlier years	**(9.51)**	(0.08)
Net profit available	**5,275.21**	7,947.71
Net profit attributable to equity shareholders before exceptional items		
Net profit available	**5,275.21**	7,947.71
Settlement compensation income for dispute of patent	**-**	(299.83)
Tax effect of above items	**-**	107.56
	5,275.21	7,755.44
No. of weighted average equity shares		
Basic	**185,751,833**	185,492,693
Effect of dilutive equity shares equivalent - stock options outstanding	**924,530**	1,030,453
Diluted	**186,676,363**	186,523,146
Nominal value of equity share (Rs.)	**10.00**	10.00
EARNINGS PER SHARE (Rs.)		
Before exceptional items		
Basic	**28.40**	41.81
Diluted	**28.26**	41.58
After exceptional items		
Basic	**28.40**	42.85
Diluted	**28.26**	42.61

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of preparation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

[b] Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

[c] Intangibles

Patents, Trademarks and Designs

Costs relating to patents, trademarks and designs, which are acquired, are capitalized and amortized on a straight-line basis over a period of 5 years.

Computer software

Pursuant to adoption of Accounting Standard 26 - Intangible Assets, issued by the ICAI, software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being the estimated useful life.

Non-compete

Costs relating to payment of non compete compensation is capitalised and amortised on a straight-line basis over the life of non-compete agreement.

[d] Depreciation

Depreciation is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV of the Act.

Premium paid on perpetual leasehold land is charged to revenue on termination/renewal of lease agreements.

[e] Leases

Operating lease payments are recognized as an expense in the Profit and Loss account on a straight-line basis over the lease term.

[f] Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the investments.

Profit/ loss on sale of investments is computed with reference to their average cost.

[g] Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packing materials

Lower of cost and net realizable value. However, materials and other items held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realizable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty.

Work-in-process

At cost upto estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Where duty paid/ indigenous materials are consumed, prior to duty-free import of materials under the Advance License Scheme, in manufacture of products for export, the estimated excess cost of such materials over that of duty free materials is carried forward in the cost of raw materials and charged to revenue on consumption of such duty-free materials.

[h] Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Sale of Goods:

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical Know-how and Licensing income:

Revenue is recognised on an accrual basis in accordance with the terms of the relevant agreement.

Interest:

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

Dividends:

Revenue is recognised when the right to receive the income is established.

[i] Research and development costs

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets.

[j] Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and products acquisition is charged to revenue.

[k] Employee stock option plan

The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised on straight-line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

[l] Foreign currency translation

Foreign currency translations

(i) Initial Recognition

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction.

(ii) Conversion

Foreign currency monetary items are reported using the closing rate. Non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction; and investments in foreign companies are recorded at the exchange rates prevailing on the date of making the investments.

(iii) Exchange Differences

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in previous financial statements, are recognised as income or as expenses in the year in which they arise, except for loans denominated in foreign currencies utilised for acquisition of fixed assets where the exchange gains/losses are adjusted to the cost of such assets.

(iv) Forward Exchange Contracts not intended for trading or speculation purposes

The premium or discount arising at the inception of forward exchange contracts is amortised as expense or income over the life of the contract. Exchange differences on such contracts are recognised in the profit and loss in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognised as income or as expense for the year.

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Representative offices

In translating the financial statements of representative offices for incorporation in financial statements, the monetary assets and liabilities are translated at the closing rate; non monetary assets and liabilities are translated at exchange rates prevailing at the dates of the transactions and income and expense items are converted at the respective monthly average rate.

[m] Retirement benefits

Contributions in respect of provided fund, superannuation and gratuity are made to Trust set up by the Company for the purpose and charged to profit and loss account.

Provisions for liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

[n] Income taxes

Tax expenses comprises both current and deferred taxes.

The provision for current income tax is the aggregate of the balance provision for tax for three months ended March 31, 2004 and the estimated provision based on the taxable profit of remaining nine months up to December 31, 2004, the actual tax liability, for which, will be determined on the basis of the results for the period April 1,2004 to March 31, 2005.

Deferred income taxes reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

[o] Export benefits/incentives

Export entitlements under the Duty Entitlement Pass Book("DEPB") Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

Obligation / entitlements on account of Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials and / or export sales.

[p] Contingent liabilities

Depending on facts of each case and after due evaluation of relevant legal aspects, claims against the Company not acknowledged as debts are disclosed as contingent liabilities. In respect of statutory matters, contingent liabilities are disclosed only for those demand(s) that are contested by the Company.

[q] Use of estimates

In preparing Company's financial statements in conformity with accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates.

[r] Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes :

[i] 146,849,494 (Previous year 146,849,494) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

[ii] 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the Company under the "Employees Stock Option Scheme" :

Date of grant	Exercise price		2004		2003	
	Rs.	Rs.	Numbers		Numbers	
January 12, 2001*	673.00	(420.63)	**101,156**	**(161,850)**	160,507	(256,811)
December 3, 2001*	595.00	(371.88)	**203,428**	**(325,485)**	282,201	(451,522)
April 1, 2002*	745.00	(465.63)	**311,800**	**(498,880)**	404,843	(647,749)
February 7, 2003	567.00	–	**721,901**	**-**	894,275	–
August 18, 2003	701.00	–	**400**	**-**	2,000	–
January 12, 2004	992.00	–	**1,181,125**	**-**	–	–
			2,519,810	**(986,215)**	1,743,826	(1,356,082)

* The adjusted outstanding options and their adjusted exercise price in accordance with the Employees Stock Options Scheme of the Company consequent to issue of bonus shares on October 11, 2002, are given in the parenthesis.

c] Allotment of 18,497 Equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 per share (including Rs.115 on account of share premium) and 18,497 Equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 per share (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. **Fixed assets**

a] Land includes:

(i) cost of leasehold land Rs. 196.24 million (Previous year Rs. 196.24 million).

(ii) freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased alongwith building etc.

(iii) cost of land Rs. 27.06 million (Previous year Rs. 49.25 million) pending registration in the name of the Company.

b] Buildings include Rs. 500 (Previous year Rs. 500) representing unquoted fully paid shares of Rs. 50 each in a co-operative housing society.

c] Capital works-in progress includes:

(i) advances Rs. 338.47 million (Pervious year Rs. 123.94 million).

(ii) pre-operative expenses Rs. 70.75 million (Previous year Rs. 16.89 million) as detailed below :

Description	Rs. Millions 2004	2003
Opening balance	**16.89**	4.44
Add : Addition during the year		
Salaries, wages and bonus	**33.89**	16.82
Contributions to provident and other funds	**2.32**	1.14
Workmen and staff welfare	**1.44**	0.26
Raw materials	**1.19**	0.30
Power and fuel	**7.23**	2.82
Rentals	**0.67**	0.06
Insurance	**0.84**	0.46
Others	**30.12**	8.17
	94.59	34.47
Less : Capitalised during the year	**23.84**	17.58
Balance	**70.75**	16.89

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

3. **Cash and bank balances :**
   (i) Deposit receipts of Rs. 0.94 million (Previous year Rs 0.64 million) pledged with Government Authorities.
   (ii) Balances with non scheduled banks in current accounts :

	Rs. Millions		Maximum balance Rs. Millions	
	2004	2003	**2004**	2003
AB Vilnius Bankas, Kaunas, Lithuania	**4.30**	2.87	**11.14**	9.33
ABN AMRO BANK, Bucharest, Romania	**1.72**	0.15	**4.34**	1.52
ABN AMRO Bank, Moscow, Russia	**2.84**	0.65	**32.67**	13.20
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**9.66**	0.84	**11.73**	4.73
Barclays Bank of Kenya Ltd, Nairobi Kenya	**(0.72)** @	1.36	**10.14**	10.90
Standbic Bank Zimbabwe Limited				
Causeway Zimbabwe, Harare	**0.22**	–	**0.50**	–
Bank Handlowy W Warszawie SA, Warsaw, Poland	**15.12**	10.97	**20.56**	10.46
HSBC Bital, Maxico Del Miguel Hidalgo, Maxico	**0.38**	–	**3.42**	–
Credit Lyonnais, Vietnam	**5.85**	7.09	**16.31**	16.45
Credit Lyonnais, Kiev, Ukraine	**5.28**	*	**15.80**	7.79
Citi Bank, Almaty, Kazakhstan	**0.24**	0.77	**3.23**	3.35
Myanma Investment and Commercial Bank Yangon, Myanmar	**1.64**	0.90	**4.64**	26.11
Societe Generale De Banques Au Cameroun Doula, Cameroon	**9.10**	–	**11.44**	–
The Hongkong & Shanghai Banking Corporation, Ocean Bldg, Hongkong	**0.23**	1.55	**0.27**	9.08
The Hongkong & Shanghai Banking Corporation, Hongkong, Singapore	**1.07**	0.04	**4.84**	0.10
* Rounded off to Nil				
@ Book overdraft with the bank				
Total	**56.93**	27.19		

4. **Amounts due from :**

	2004	2003	Maximum balance 2004	Maximum balance 2003
An officer of the Company	**0.73**	0.82	**0.82**	0.94

	Rs. Millions	
	2004	2003
5. Investments		
Quoted		
Aggregate book value (Net of provision)	**0.02**	0.02
Market value	**0.09**	0.08
Unquoted		
Aggregate book value (Net of provision)	**6,790.70**	3,374.99
6. Interest accrued on investments	**0.02**	0.02
7. Sundry debtors include debts due from subsidiary companies	**4,725.68**	1,917.53

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions 2004	2003
8.	**Loans and advances include :**		
	Secured loans to employees	**79.37**	79.99
	Advances recoverable in cash or in kind or for value to be received include dues from :		
	Employees	**74.59**	71.62
	Suppliers	**129.27**	88.78
	Security deposits	**49.69**	34.37
9.	**Unsecured loans due for repayment within one year**	**6.49**	12.72
10.	**Sundry creditors include due to :**		
	a] Subsidiary companies	**644.57**	148.62
	b] Small scale industrial undertakings	**198.90**	144.74

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of information available with the Company. The parties to whom the Company owes sums outstanding for more than 30 days as at the balance sheet date are:

Ahlcon Parenteals (I) Ltd.	Ammonia Supply Co.	Ankur Drugs & Pharma Ltd.	Anup Printer
Best Laboratories Pvt. Ltd.	Chemical Corporation	ESPI Industries & Chemicals	Glide Chem Pvt. Ltd.
Global Pharmaceuticals Pvt. Ltd.	J. M. Chemicals Pvt. Ltd.	Jassi Chemicals Pvt. Ltd.	Jaysons Chemicals Industries
Maral Labs.	Medibios Laboratories Pvt. Ltd.	Mig Impex Private Limited	NBZ Pharma Ltd.
Orchid Healthcare	Plenthico Pharmaceuticals Ltd.	Prabhat Chempharam Pvt. Ltd.	Prachin Chemicals
Promed Laboratories Pvt. Ltd.	Rajat Chemicals Industry	Rexcin Pharmaceuticals Pvt. Ltd.	Rishi Chemical Works Pvt. Ltd.
Sidmak Laboratories (India) Ltd.	Softsule Pvt. Ltd.	Sunij Pharma Pvt. Ltd.	Time Cap Pharma Labs Pvt. Ltd.
Umedica Laboratories Ltd.	V.S. Medicare Pvt. Ltd.	Vectra Pharmaceuticals Pvt. Ltd.	Vimal Art Printery
Vita Biopharma Private Limited			

		Rs. Millions 2004	2003
11.	**Interest income :**		
	Interest on		
	Current investments - other than trade	**0.28**	0.16
	Income-tax refunds	**0.58**	1.00
	Loans and deposits:		
	Short term deposits	**175.76**	35.35
	Subsidiary companies	**34.36**	31.79
	Employees loans	**3.97**	5.68
	Others	**2.52**	3.75
		217.47	77.73
12.	**Dividend from investments :**		
	a] Current		
	Other than trade	–	18.70
	b] Long term		
	Other than trade	**0.02**	0.01
	Subsidiary companies	**5.33**	3.98
		5.35	22.69
13.	**Tax deducted at source on :**		
	Interest received	**43.68**	13.96
	Dividend received	**0.16**	0.07
14.	**Interest paid on fixed period loans**	**14.97**	21.67
15.	**Donation to political parties :**		
	a] Bhartiya Janta Party	**2.50**	–
	b] All India Congress Committee	**2.50**	–
	c] Telgu Desham Party	**0.50**	–
	d] Shiromani Akali Dal	**0.50**	–
16.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**69.43**	206.80

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

17. Payment to auditors

	Rs. Millions 2004	2003
a] Statutory auditors		
Audit fee		
Statutory	**4.95**	4.50
Tax	**2.08**	2.00
Other matters		
Taxation	**0.09**	0.09
Certification	**1.59**	1.79
Travel and out of pocket	**0.12**	0.09
Service tax	**0.87**	0.66
	9.70	9.13
b] Cost auditors		
Audit fee	**0.45**	0.38
Certification	**0.20**	0.19
Travel and out of pocket	**0.08**	0.04
Service tax	**0.06**	0.06
	0.79	0.67

18. Dividend

Proposed dividend includes Rs. 2.46 million on 2,04,778 shares (Previous year Rs. 1.86 million on 1,54,901 shares) of Rs. 10 each allotted under the Employees Stock Option Scheme after December 31, 2004 which are eligible for such dividend.

19. a] Directors' remuneration*

	Rs. Millions 2004	2003
Salaries and allowances	**40.83**	33.00
Contribution to provident and other funds	**3.29**	4.16
Directors' fee	**2.97**	0.95
Commission	**56.78**	57.04
Perquisites	**12.46**	10.28
	116.33 #	105.43

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

Exclusive of pension paid/ payable to a non-executive director for the services rendered in earlier years as a whole time director/ employee Rs. 2.29 million (Previous year Nil)

Excludes Rs. 12.80 million (Previous year Rs. 6.72 million) paid as gratuity to a director upon his separation by the gratuity trust set up by the Company.

b] Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956 and commission payable to directors.

		Rs. Millions 2004
Profit before tax as per profit and loss account		**6,283.39**
Add :		
Directors' remuneration (including commission) charged in accounts	**116.33 #**	
Other payments		
Gratuity	**12.80**	
Pension	**2.29**	
		131.42
Net Profit		**6,414.81**
Commission to directors :		
(As determined by the Board of Directors)		
Whole-time		**49.88**
Others		**6.90**
		56.78

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
		2004	2003
20.	**Contingent liabilities**		
	Claims not acknowledged as debts*	**966.47**	946.89
	Indirect taxes	**206.53**	24.52
	Guarantees to banks on account of:		
	Subsidiary companies	**223.80**	437.64
	* Rs. 301.19 million (Previous year Rs.269.48 million) deposited under protest.		
	Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.		
21.	Estimated amount of contracts remaining to be executed on capital account and not provided for	**1,983.86**	387.99

22. Related party disclosures

Related party disclosures as required under Accounting Standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below :

a] Relationship :

i) Subsidiary companies

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Solus Pharmaceuticals Limited
Vidyut Investments Limited
Ranbaxy Fine Chemicals Limited
Ranbaxy Drugs Limited
Vidyut Travel Services Limited
Gufic Pharma Limited
Rexcel Pharmaceuticals Limited

Overseas

Ranbaxy (Netherlands) BV, Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Inc., USA
Ranbaxy Egypt (L.L.C.), Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil (Formerly Ranbaxy S.P.Medicamentos Ltds)
Ranbaxy Vietnam Company Ltd., Vietnam
Ranbaxy Pharmacie Generiques SAS, France
Ranbaxy PRP(Peru) SAC
Ranbaxy (Malaysia) Sdn. Bhd.
Ranbaxy Unichem Company Ltd., Thailand
Ranbaxy USA, Inc.
Ranbaxy NANV, The Netherlands Antilles
Ranbaxy (Poland) Sp Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K
Basics GmbH , Germany.
Ranbaxy Signature, L.L.C., USA
Ranbaxy Panama SA, Panama
Office Pharmaceutique Industriel et Hospitalier SARL
Ranbaxy Australasia Pty Ltd., Australia
Ranbaxy France SAS, France
Ranbaxy Pharmaceuticals, Inc. USA
Ohm Laboratories, Inc, USA
Ranbaxy Pharmaceuticals BV, Rotterdam Albrandswarrd
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holdings (UK) Ltd., U.K
Ranbaxy Do Brazil Ltda, Brazil
Laboratorios Ranbaxy, S.L., Spain
ZAO Ranbaxy, Russia
Unichem Distributors Ltd., Thailand (Partnership)
Ranbaxy Pharmaceuticals Canada Inc., Canada
Unichem Pharmaceuticals Ltd., Thailand
Bounty Holdings Company Limited, Thailand
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, Portual
Ranbaxy Laboratories Inc., USA

ii) Joint Venture (Overseas)

Thembalami Pharmaceuticals (Pty) Ltd.

iii) Key management personnel	**Relatives***	**Entities over which significant influence is exercised**
Mr. D. S. Brar		Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Valley Land & Development (P) Ltd. Suraj Overseas (P) Ltd.
Dr. Brian W. Tempest		–
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd.
Mr. Ram S. Ramasundar		–
Dr. Rajender Kumar		–

* Relatives of key management personnel with whom the Company had transactions during the year.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

i) Subsidiary companies, joint ventures and associates.

	Rs. Millions			
	Subsidiary companies		**Joint Ventures and Associates**	
	2004	2003	**2004**	2003
Purchase of materials/finished goods	**56.63**	41.62	–	115.73
Sale of finished goods	**14,289.41**	16,490.54	–	–
Services rendered/other receipts	**3.41**	30.26	–	–
Services availed and sharing of expenses	**604.37**	456.54	–	0.04
Guarantee commission	–	–	–	2.82
Claims and discounts allowed	**(201.43)**	754.84	–	–
Loans/advances given	**8,396.93**	7,324.70	–	–
Interest received	**34.36**	31.79	–	–
Royalty paid	**0.24**	0.24	–	–
Royalty and technical know-how fee received	**410.65**	447.25	–	–
Dividend received	**5.33**	3.98	–	–
Balance at the end of the year :				
Loans/advances given *	**391.61**	396.90	–	–
Other receivables	**4,725.68**	1,917.53	–	–
Payables	**644.57**	148.62	–	0.86
Guarantees given	**223.80**	437.64	–	–
* Includes provision for doubtful debts and advances	**350.00**	350.00	–	–

ii) Key management personnel and their relatives

	2004	2003
Remuneration to key management personnel	**141.81**	124.83
Rent paid	**1.53**	3.00
House rent allowance	**2.40**	–
Pension	**2.03**	–
Medical reimbursement	*	–
Security deposits:		
Received	**0.18**	0.19
Balance at the end of the year :		
Security deposits	**0.32**	0.95

* Rs. 2,150 rounded off to nil.

iii) Entities over which significant influence is exercised

	2004	2003
Purchase of materials/finished goods	**3.23**	–
Sale of finished goods	**7.08**	–
Services availed	**10.50**	–
Purchase of investments	**15.68**	–
Balance at the end of the year :		
Other receivables	**1.66**	–
Payables	**8.45**	–

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

23. Additional information pursuant to paragraphs 3 & 4 of part II of Schedule VI to the Companies Act,1956.

(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

		2004		2003	
	Unit of measure	Installed capacity	Actual production	Installed capacity	Actual production
Dosage Forms					
Tablets	Nos./Millions	**4098.00**	**3530.95**	3761.30	2804.63
Capsules	Nos./Millions	**1630.00**	**1638.83**	1610.00	1310.84
Dry syrups/Powders	Bottles /Millions	**27.20**	**37.03**	24.20	33.96
Ampoules	Nos./Millions	**74.40**	**101.03**	74.40	94.91
Vials	Nos./Millions	**29.40**	**41.16**	32.40	33.50
Liquids	Kilolitres	**-**	**1139.28**	-	1349.54
Drops	Kilolitres	**-**	**37.64**	-	33.23
Active pharmaceuticals indegredients and drug intermediates	Tonnes	**2058.02**	**1821.61**	1877.35	2046.79
Medical aids	Nos./Millions	**-**	**0.12**	-	0.09
Ointments	Tonnes	*	**301.37**	*	278.78

* *In different denominations than actual production*

Notes :

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals ingredients and drug intermediates.
2. Actual production includes production at loan licencees locations

b] Stocks and sales of finished goods

		Sales		Opening stock		Closing stock	
	Unit of measure	Quantity@	Rs. Millions	Quantity	Rs. Millions	Quantity	Rs. Millions
Dosage Forms							
Tablets	Nos./Millions	**5,043.00**	**17,059.40**	**577.62**	**768.33**	**517.99**	**720.31**
		3,688.69	*16,981.72*	*542.97*	*728.02*	*577.62*	*768.33*
Capsules	Nos./Millions	**2,136.40**	**5,719.73**	**221.21**	**255.31**	**153.12**	**204.74**
		1,674.91	*6,043.86*	*260.09*	*338.76*	*221.21*	*255.31*
Dry syrups/Powders	Bottles/Millions	**46.22**	**3,162.08**	**6.78**	**159.34**	**5.00**	**100.74**
		46.02	*3,021.30*	*10.55*	*114.86*	*6.78*	*159.34*
Ampoules	Nos./Millions	**108.92**	**898.94**	**16.24**	**48.38**	**13.87**	**47.03**
		99.15	*724.13*	*15.28*	*51.59*	*16.24*	*48.38*
Vials	Nos./Millions	**114.81**	**1,880.84**	**9.64**	**147.09**	**12.64**	**136.74**
		141.99	*1,675.79*	*6.68*	*147.58*	*9.64*	*147.09*
Liquids	Kilolitres	**6,137.87**	**1,099.52**	**807.97**	**101.20**	**722.16**	**79.61**
		5,094.38	*1,009.14*	*845.72*	*113.97*	*807.97*	*101.20*
Drops	Kilolitres	**37.26**	**44.99**	**1.89**	**1.53**	**3.86**	**4.04**
		35.78	*41.44*	*3.21*	*1.19*	*1.89*	*1.53*
Active pharmaceuticals indegredients and Drugs intermediates	Tonnes	**2,017.36**	**9,275.33**	**138.32**	**922.18**	**163.23**	**1,183.83**
		2,206.80	*8,432.72*	*142.95*	*877.57*	*138.32*	*922.18*
Medical aids	Nos./Millions	**0.19**	**467.13**	**0.05**	**182.03**	**0.07**	**247.87**
		0.12	*395.15*	*0.04*	*148.35*	*0.05*	*182.03*
Ointments	Tonnes	**790.35**	**926.09**	**80.41**	**36.25**	**96.98**	**49.42**
		773.69	*877.71*	*90.88*	*51.67*	*80.41*	*36.25*
Others (Chemicals etc.)		**-**	**349.21**	**-**	**6.51**	**-**	**20.31**
		-	*338.99*	-	*29.67*	-	*6.51*
Inter unit transfers		**-**	**(4,094.26)**	**-**	**-**	**-**	**-**
		-	*(3,540.37)*	-	-	-	-
Less : Excise duty		**-**	**(645.57)**	**-**	**-**	**-**	**-**
		-	*(666.65)*	-	-	-	-
TOTAL		**-**	**36,143.43**		**2,628.15**		**2,794.64**
		-	*35,334.93*		*2,603.23*		*2,628.15*

@ Inclusive of physician samples.

Figures in italics are for 2003.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Unit of Measure	2004 Quantity	2004 Rs. Millions	2003 Quantity	2003 Rs. Millions
c]	**Purchases of finished goods for resale**					
	Tablets	Nos./Millions	**1,452.42**	**734.87**	918.71	764.85
	Capsules	Nos./Millions	**429.48**	**359.15**	325.19	271.50
	Dry Syrups/Powders	Bottles/Millions	**7.41**	**234.18**	8.29	147.32
	Ampoules	Nos./Millions	**5.52**	**28.55**	5.20	21.28
	Vials	Nos./Millions	**76.65**	**514.46**	111.45	575.79
	Liquids	Kilolitres	**4,912.78**	**370.05**	3,707.09	289.76
	Drops	Kilolitres	**1.59**	**1.45**	1.23	1.19
	Bulk drugs / chemicals	Tonnes	**220.66**	**524.34**	155.38	443.25
	Medical aids	Nos./Millions	**0.09**	**253.50**	0.04	177.18
	Ointments	Tonnes	**505.55**	**174.74**	484.44	184.05
	Others			**169.94**		214.91
	TOTAL			**3,365.23**		3,091.08
d]	**Consumption of raw materials @**					
	Pencillin G Potassium First Crystals	Metric tonnes	**934.82**	**448.60**	915.41	661.43
	6APA	Metric tonnes	**316.29**	**411.77**	230.93	361.96
	Pen V Potassium	Metric tonnes	**299.93**	**236.36**	300.08	254.52
	D-Alpha Phenyl Glycine and its Salts	Metric tonnes	**226.41**	**156.64**	184.76	128.16
	Others		**-**	**9,764.00**	-	9,345.15
	TOTAL			**11,017.37**		10,751.22

e] Consumption of raw materials, components and spares @

		2004 Raw materials	2004 Components, spares & Packaging materials *	2003 Raw materials	2003 Components spares & Packaging materials *
Indigenous	Rs. Millions	**5,020.68**	**1,681.40**	5,983.90	1,665.27
	As % of total	**45.57 %**	**77.18 %**	55.66 %	90.97 %
Imported	Rs. Millions	**5,996.69**	**497.14**	4,767.32	165.21
	As % of total	**54.43 %**	**22.82 %**	44.34 %	9.03 %

** Inclusive of components and spares used for maintenance of plant and machinery.*
@ Inclusive of materials consumed for research and development

Rs. Millions

		2004	2003
f]	**Imports on C. I. F. basis :**		
	Raw materials	**6,348.41**	5,027.38
	Components and spares	**57.01**	39.04
	Capital goods	**760.98**	250.94
g]	**Expenditure in foreign currencies**		
	Interest	**8.23**	9.42
	Royalty paid	**-**	1.20
	Legal and professional charges	**937.96**	804.60
	Others	**4,346.31**	3,966.18
h]	**Dividend to non-resident shareholders** (in foreign currency)		
	Interim		
	No. of shareholders	**34**	34
	No. of shares held	**48,121**	39,596
	Dividend remitted (Rs. Million)	**0.24**	0.20
	Year to which it relates	**2004**	2003
	Final		
	No. of shareholders	**32**	35
	No. of shares held	**37,430**	40,879
	Dividend remitted (Rs. Million)	**0.45**	0.41
	Year to which it relates	**2003**	2002

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Millions	
	2004	2003
i] **Earnings in foreign exchange**		
F.O.B. value of exports (excluding Nepal)	**23,350.21**	23,460.67
Technology licensing income	-	176.37
Royalty/Technical consultancy fees	**698.05**	839.47
Dividends	**5.33**	3.98
Settlement compensation income		
For dispute of patent	-	299.83
Others (freight, insurance & others)	**1,086.00**	811.01

24. Information pursuant to clause 32 of the listing agreements with stock exchanges.

	Rs. Millions		Maximum balance Rs. Millions	
	2004	2003	**2004**	2003
Loans and advances in the nature of loans to :				
a] **Wholly-owned subsidiary companies with no specified payment schedule**				
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	–	–	-	7.42
Ranbaxy Fine Chemicals Ltd.	–	0.12	**13.00**	56.35
Vidyut Investments Ltd.	**350.08** *	350.62 *	**8,153.32**	7,629.70
Vidyut Travel Services Ltd.	**38.50** *	43.15 *	**44.50**	46.81
Ranbaxy Drugs Ltd.	**3.04** *	3.02 *	**3.04**	3.07
b] **Others - for acquisition of shares in Company or any of its subsidiary Company**				
Ranbaxy Employees Welfare Society@	-	–	-	37.51

* Interest free.

@ Set up for acquisition of shares under "Employees Stock Option Scheme"

25. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make them comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
CEO & Managing Director

MALVINDER MOHAN SINGH
Whole-time Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

S. K. PATAWARI
Secretary

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	003747	State Code :	16
Balance Sheet Date :	31 12 2004 (Date Month Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Employees Stock Options :	3471	Bonus Issue :	NIL
Private Placement :	NIL		

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	41290249	Total Assets :	41290249
Source of Funds			
Paid-up-Capital :	1858907	Reserves & Surplus :	23207903
	28290	*	
Secured Loans :	1333740	Unsecured Loans :	24894
Deferred tax liability :	1221160		
Application of Funds			
Net Fixed Assets :	11417348	Investments :	6790710
Net Current Assets :	9466836	Misc. Expenditure :	NIL
Accumulated Losses :	NIL		

* Share application money pending allotment

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	34976166	Total Expenditure :	30648700
Profit/Loss before Tax :	+ ✔ 6283382	Profit/Loss after tax :	+ ✔ 5284712
Earning Per Share in Rs.	28	Dividend Rate (%) :	170

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
CEO & Managing Director

MALVINDER MOHAN SINGH
Whole-time Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

S. K. PATAWARI
Secretary

Place : New Delhi
Dated : April 28, 2005

Statement Regarding Subsidiary Companies Pursuant to Section 212(3) and 212(5) of the Companies Act, 1956

Name of subsidiary company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company: i) Shareholding	ii) Extent of Holding %age		Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account: **For the current financial year Rs. Millions**	For the previous financial year Rs. Millions	Net aggregate amount of subsidiary company profit after deducting its losses or vice-versa, dealt within the company's accounts: **For the current financial year Rs. Millions**	For the previous financial year Rs. Millions	Holding Company's interest as at December 31, 2004 incorporating changes since close of financial year of subsidiary company
Domestic :									
Solus Pharmaceuticals Ltd.	2004	3,000,700 Equity shares of Rs. 10 each	100		**0.81 (Loss)**	5.52 (Loss)	**Nil**	Nil	No change
Rexcel Pharmaceuticals Ltd.	2004	1,000,000 Equity shares of Rs. 10 each	100		**2.84 (Profit)**	31.92 (Profit)	**Nil**	Nil	No change
Ranbaxy Fine Chemicals Ltd.	2004	5,550,000 Equity shares of Rs. 10 each	100		**41.05 (Profit)**	4.58 (Profit)	**Nil**	Nil	No change
Vidyut Investments Ltd.	2004	25,008,400 Equity shares of Rs. 10 each	100		**7.09 (Profit)**	27.73 (Profit)	**Nil**	78.45	No change
Vidyut Travel Services Ltd.	2004	1,000,000 Equity shares of Rs. 10 each	100	@	**1.81 (Profit)**	3.20 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs and Chemical Company (A public company with unlimited liability)	2004	6,200,000 Equity shares of Rs. 10 each	100	@	**1.15 (Profit)**	1.17 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs Ltd.	2004	i) 3,100,020 Equity shares of Rs. 10 each ii) 250 10% Non-Cumulative Redeemable Preference share of Rs. 10 each	100		**0.01 (Loss)**	0.36 (Loss)	**Nil**	Nil	No change
Gufic Pharma Ltd.	2004	4900 Equity shares of Rs. 100 each	98		**0.27 (Profit)**	0.56 (Loss)	**Nil**	Nil	No change
Overseas :									
Ranbaxy (Guangzhou China) Ltd., China	2004	Investment Certificate of US$6,225,000	83		**38.71 (Loss) #**	130.02 (Loss)	**Nil**	Nil	No change
Ranbaxy (Netherlands) B.V., The Netherlands	2004	459,863 shares of Euro 100 each *	100		**1,557.78 (Profit) #**	1,334.04 (Profit)	**Nil**	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2004	33,958,648 Ordinary shares of Naira 1 each	84.89	@	**0.34 (Profit) #**	101.65 (Profit)	**1.57**	9.97	No change
Ranbaxy (Hong Kong) Ltd., Hong Kong	2004	2,400,000 Equity shares of HK $ 1 each	100		**3.37 (Profit) #**	38.80 (Loss)	**Nil**	Nil	No change
Unichem Pharmaceuticals Limited, Thailand	2004	40,000 Ordinary shares of Baht 100 each	98.5	@	**0.04 (Profit) #**	0.2 (Loss)	**Nil**	Nil	No change
Ranbaxy (Malaysia) Sdn. Bhd. Malaysia	2004	4,499,983 Ordinary shares of RM 1 each	56.25	@	**36.14 (Profit) #**	29.40 (Profit)	**3.76**	6.74	No change
Bounty Holdings Company Limited, Thailand	2004	10,000 shares, paid up at Baht 550 per share	99.3	@	**0.05 (Loss) #**	5.96 (Loss)	**Nil**	Nil	No change
Ranbaxy Unichem Company Limited, Thailand	2004	885,570 Ordinary shares of Baht 100 each	88.56	@	**21.40 (Profit) #**	16.96 (Loss)	**Nil**	Nil	No change
Ranbaxy Pharmacie Generiques SAS France	2004	800,000 Equity shares of Euro 9 each	100		**80.92 (Loss) #**	–	**Nil**	Nil	Acquired during the year

@ Inclusive of shares held through wholly owned subsidiaries.
# Exchange rates conversion as on the year end.
* Previous year 996,546 Ordinary shares of Guilder 100 each

On behalf of the Board of Directors

TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *CEO & Managing Director*	MALVINDER MOHAN SINGH *Whole-time Director*
RAMESH L ADIGE *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
RAM S. RAMASUNDAR *Executive Vice President – Finance & CFO*		S. K. PATAWARI *Secretary*

Place : New Delhi
Dated : April 28, 2005

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited.

We have audited the attached consolidated balance sheet of Ranbaxy Laboratories Limited ("the Company") its subsidiaries and joint venture (as per list appearing in Note 17 on Schedule 26) collectively referred to as "the Ranbaxy Group", as at December 31, 2004 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Ranbaxy Group's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of some consolidated entities, whose financial statements reflect total assets of Rs. 28,104.31 million as at December 31, 2004, the total revenue of Rs. 34,294.01 million and cash flows amounting to Rs. 333.23 million for the year then ended.These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us and our opinion in respect thereof is based solely on the report of other auditors.

We report that the consolidated financial statements have been prepared by Ranbaxy Group's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Venture, issued by the Institute of Chartered Accountants of India.

Based on our audit and consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India;
in case of:

(a) the consolidated balance sheet, of the state of affairs of the Ranbaxy Group as at December 31, 2004;

(b) the consolidated profit and loss account, of the profit for the year ended on that date; and

(c) the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2004

	Schedule	2004 (Rs. Millions)	2003 (Rs. Millions)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	**1,858.91**	1,855.44
Reserves and surplus	2	**23,218.49**	19,706.24
		25,077.40	21,561.68
SHARE APPLICATION MONEY PENDING ALLOTMENT		**28.29**	19.87
MINORITY INTERESTS		**180.48**	166.41
LOAN FUNDS			
Secured	3	**3,839.25**	2,483.87
Unsecured	4	**4,688.05**	3,366.01
		8,527.30	5,849.88
DEFERRED TAX LIABILITY (NET)	5	**841.90**	942.99
		34,655.37	28,540.83
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		**23,132.14**	16,532.97
Less : Depreciation		**7,838.01**	6,495.52
Net block		**15,294.13**	10,037.45
Capital works-in-progress		**2,875.54**	1,004.98
INVESTMENTS	7	**183.77**	168.08
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	**14,350.94**	9,558.44
Sundry debtors	9	**11,356.67**	7,511.17
Cash and bank balances	10	**1,339.43**	1,579.88
Other current assets	11	**843.50**	1,623.89
Loans and advances	12	**7,579.01**	10,965.99
		35,469.55	31,239.37
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	**12,693.01**	7,790.91
Provisions	14	**6,474.61**	6,118.14
		19,167.62	13,909.05
NET CURRENT ASSETS		**16,301.93**	17,330.32
		34,655.37	28,540.83
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *CEO & Managing Director*	MALVINDER MOHAN SINGH *Whole-time Director*
VINOD CHANDIOK *Partner* Membership No. 10093	RAMESH L ADIGE *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
Place : New Delhi Dated : April 28, 2005	RAM S. RAMASUNDAR *Executive Vice President – Finance & CFO*		S. K. PATAWARI *Secretary*

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

	Schedule	2004 (Rs. Millions)	2003 (Rs. Millions)
INCOME			
Operating income	15	**54,512.00**	48,232.26
Other income	16	**808.84**	485.57
		55,320.84	48,717.83
EXPENDITURE			
Materials	17	**19,089.67**	17,874.07
Manufacturing	18	**2,267.34**	1,887.34
Personnel	19	**6,382.30**	4,546.69
Selling, general and administration	20	**13,392.09**	10,729.08
Research and development	21	**3,375.61**	2,422.66
Prior period items		-	(0.59)
		44,507.01	37,459.25
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		**10,813.83**	11,258.58
Interest		**334.88**	251.89
Depreciation & amortisation	22	**1,214.83**	1,210.65
PROFIT BEFORE EXCEPTIONAL ITEMS, TAX AND MINORITY INTERESTS		**9,264.12**	9,796.04
Exceptional items			
Settlement compensation income			
On closure of a contract		-	51.16
For dispute of patent		-	299.83
Litigation settlement		**(371.90)**	-
PROFIT BEFORE TAX AND MINORITY INTERESTS		**8,892.22**	10,147.03
Provision for tax	23	**1,881.08**	2,538.13
PROFIT AFTER TAX		**7,011.14**	7,608.90
Minority interests		**25.53**	14.58
PROFIT AFTER TAX AND MINORITY INTERESTS		**6,985.61**	7,594.32
Tax - earlier years :			
Current		**11.24**	(0.08)
Deferred		-	(5.23)
Depreciation - earlier years		-	(284.33)
		6,996.85	7,304.68
Transfer from :			
Foreign projects reserve		**32.27**	4.90
Balance available for appropriation		**7,029.12**	7,309.58
APPROPRIATIONS			
Dividend			
Interim		**929.45**	927.95
Final (Proposed)		**2,233.15**	2,228.38
Tax on dividend		**440.38**	404.41
Transfer to :			
Foreign projects reserve		**4.60**	13.76
General reserve		**3,421.54**	3,735.08
		7,029.12	7,309.58
EARNINGS PER SHARE (Rs.)	24		
Before prior period and exceptional items			
Basic		**39.07**	39.15
Diluted		**38.88**	38.93
After prior period and exceptional items			
Basic		**37.67**	39.38
Diluted		**37.48**	39.16
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.

This is the consolidated profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 28, 2005

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

DR. BRIAN W. TEMPEST
CEO & Managing Director

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
Whole-time Director

VIVEK BHARAT RAM
Director

S. K. PATAWARI
Secretary

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

		Rs Millions	
		2004	2003
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before exceptional items and minority interests	**9,264.12**	9,796.04
	Adjustments for :		
	Depreciation / Amortisation	**1,214.83**	1,031.16
	Assets written off	**41.05**	3.88
	Goodwill	**-**	179.49
	Deferred employees compensation	**38.42**	37.42
	Exchange (gain) / loss	**(81.84)**	(133.97)
	Dividend income	**(1.01)**	(20.02)
	Profit on disposal of investments (Net)	**-**	(94.32)
	Loss on sale of fixed assets (Net)	**11.23**	33.49
	Reversal for diminution in value of current investments	**-**	(0.03)
	Interest expense	**334.88**	251.89
	Interest income	**(253.62)**	(248.84)
	Amounts written off	**80.01**	185.62
	Provision for doubtful debts and advances	**134.48**	98.84
		1,518.43	1,324.61
	Operating profit before working capital changes	**10,782.55**	11,120.65
	Adjustments for :		
	Inventories	**(4,792.50)**	(555.93)
	Sundry debtors / receivables	**(4,008.14)**	243.94
	Loans and advances	**(1,621.06)**	(954.42)
	Trade/other payables	**4,178.46**	1,660.98
	Other current assets	**2,027.71**	(373.10)
		(4,215.53)	21.47
	Net cash generated from operating activity before exceptional items	**6,567.02**	11,142.12
	Exceptional items	**-**	350.99
	Litigation settlement	**(371.90)**	-
	Direct taxes paid (Net of refunds)	**(2,190.20)**	(2,813.51)
	Net cash from operating activity after exceptional items	**4,004.92**	8,679.60
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	**(5,285.34)**	(2,982.42)
	Sale proceeds of fixed assets	**27.21**	409.26
	Purchase of investments	**(15.69)**	-
	Investment in subsidiary company	**(3,400.01)**	-
	Sale proceeds of investments	**-**	296.48
	Short term deposit / secured loans	**48.02**	2.77
	Interest received	**251.47**	248.84
	Dividend received	**1.01**	20.02
	Net cash from / (used) from investing activities	**(8,373.33)**	(2,005.05)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	**166.72**	58.73
	Minority interests	**14.07**	(21.59)
	Increase in bank and other borrowings	**2,677.42**	1,892.15
	Interest paid	**(334.88)**	(251.89)
	Dividend paid	**(3,157.83)**	(2,782.47)
	Tax on dividend	**(412.69)**	(356.50)
	Net cash from / (used) in financing activities	**(1,047.19)**	(1,461.57)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,415.60)**	5,212.98
	Cash and cash equivalents at the beginning	**6,672.45**	1,459.47
	Cash and cash equivalents at the close	**1,256.85**	6,672.45

Notes :

	2004	2003
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	**249.28**	139.86
With banks in :		
Current accounts [Net of dividend accounts Rs. 68.81 million (Previous year Rs. 53.93 million)]	**595.31**	386.47
Deposit accounts [Net of Pledged Rs. 12.45 million (Previous year 9.30 million)]	**412.26**	986.12
Margin money accounts [Rs. 1.32 million (Previous year 4.20 million)]	**-**	-
Short term deposits	**-**	5,160.00
	1,256.85	6,672.45

This is the consolidated cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
CEO & Managing Director

MALVINDER MOHAN SINGH
Whole-time Director

VINOD CHANDIOK
Partner
Membership No. 10093

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

S. K. PATAWARI
Secretary

Place : New Delhi
Dated : April 28, 2005

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions 2004	2003
SCHEDULE 1		
CAPITAL		
Authorised		
199,000,000 Equity shares of Rs. 10 each	**1,990.00**	1,990.00
100,000 Cumulative preference shares of Rs. 100 each	**10.00**	10.00
	2,000.00	2,000.00
Issued, subscribed and paid up		
185,890,742 (Previous year 185,543,625)		
Equity shares of Rs. 10 each	**1,858.91**	1,855.44
	1,858.91	1,855.44
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**38.86**	38.86
Amalgamation reserve	**43.75**	43.75
Revaluation reserve	**107.27**	109.54
Share premium *	**6,054.54**	5,876.82
Foreign projects reserve	**116.32**	143.99
Employee stock options outstanding	**66.61**	51.07
General reserve	**16,791.14**	13,442.21
	23,218.49	19,706.24
*Includes Rs. 22.89 million (Previous year Rs. 5.58 million) transferred from Employees Stock Options Outstanding		
SCHEDULE 3		
SECURED LOANS		
Loans from banks	**3,831.25**	2,472.56
Deferred payment credits	**8.00**	11.31
	3,839.25	2,483.87
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	**1.03**	7.42
Short term loans		
Banks	**4,629.54**	3,292.71
Others	**33.61**	39.54
	4,663.15	3,332.25
Deferred sales tax credit	**23.87**	26.34
	4,688.05	3,366.01
SCHEDULE 5		
DEFERRED TAX LIABILITY (NET)		
Deferred tax liability arising on account of :		
Depreciation	**1,908.47**	1,488.49
	1,908.47	1,488.49
Less : Deferred tax asset arising on account of :		
Provision for doubtful debts and advances	**318.71**	389.22
Tax benefit on carried forward losses	**37.80**	13.05
Retirement benefits	**541.33**	95.31
Others	**168.73**	47.92
	1,066.57	545.50
	841.90	942.99

SCHEDULE 6

FIXED ASSETS

Rs. Millions

	Gross block				Accumulated Depreciation / Amortisation	Net Block	
Description	2003	Additions	Deletions	**2004**	**2004**	**2004**	2003
Intangibles							
Goodwill	1,602.57	2,891.66	–	**4,494.23**	**507.02**	**3,987.21**	1,095.55
Trade marks, product licenses	1,250.35	627.10	–	**1,877.45**	**1,142.26**	**735.19**	556.36
Software	232.42	128.63	–	**361.05**	**180.30**	**180.75**	101.62
Non-compete	210.00	–	–	**210.00**	**120.00**	**90.00**	110.00
Tangibles							
Land	388.49	40.26	–	**428.75**	**-**	**428.75**	388.49
Buildings	2,284.33	329.04	0.27	**2,613.10**	**508.01**	**2,105.09**	1,844.80
Plant and machinery	9,687.31	2,390.07	23.24	**12,054.14**	**4,987.16**	**7,066.98**	5,380.58
Furniture and fixtures	607.56	166.70	9.10	**765.16**	**299.49**	**465.67**	371.51
Vehicles	244.78	102.82	36.63	**310.97**	**85.75**	**225.22**	174.93
Assets taken on lease							
Plant and machinery	0.92	1.19	0.92	**1.19**	**0.09**	**1.10**	0.73
Equipments	8.57	–	3.88	**4.69**	**3.02**	**1.67**	3.30
Vehicles	15.67	4.94	9.20	**11.41**	**4.91**	**6.50**	9.58
Total	**16,532.97**	**6,682.41**	**83.24**	**23,132.14**	**7,838.01**	**15,294.13**	**10,037.45**
Previous year	14,841.50	2,174.51	483.04	16,532.97	6,495.52	10,037.45	

SCHEDULE 7

INVESTMENTS

					Rs. Millions	
					2004	2003
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free)					**4.11**	4.11
					4.11	4.11
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas patra / Indira Vikas patra					**0.01**	0.01
Investments in shares of companies (fully paid)						
	Nature of investment	**Face value**	**Numbers 2004**	**Numbers 2003**		
Trade :						
Unquoted						
Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity shares	Yen 500	**32,000**	32,000	**27.06**	27.06
Sidmak Laboratories (India) Limited	Equity shares	Rs. 100	**16,733**	16,733	**10.54**	10.54
					37.60	37.60
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**353,250**	353,250	**14.49**	14.49
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	12,529,460	**140.98**	125.29
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
					156.00	140.31
					197.72	182.03
Less : Provision for diminution in value of long term investments					**13.95**	13.95
					183.77	168.08

Details of investments purchased and redeemed during the year :
Nil (Previous year 150,000,000) units of HDFC Mutual Fund

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
SCHEDULE 8	**2004**	2003
INVENTORIES		
Stores and spares	**79.71**	68.14
Raw materials	**4,877.05**	3,477.99
Packaging materials	**669.71**	538.86
Finished goods	**6,804.88**	4,244.04
Work-in-process	**1,919.59**	1,229.41
	14,350.94	9,558.44

	2004	2003
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	**237.26**	170.32
Unsecured	**11,563.43**	7,744.45
	11,800.69	7,914.77
Less : Doubtful and provided for	**444.02**	403.60
	11,356.67	7,511.17

	2004	2003
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**36.53**	64.10
Remittances in transit	**212.75**	75.76
Balances with banks:		
Current accounts	**664.12**	440.40
Deposit accounts	**424.71**	995.42
Margin money accounts	**1.32**	4.20
	1,339.43	1,579.88

	2004	2003
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**587.43**	1,196.01
Exchange gain accrued on forward contracts	**105.64**	179.09
Insurance claims	**117.97**	104.22
Interest accrued	**4.68**	2.53
Others	**105.19**	164.82
	920.91	1,646.67
Less : Doubtful and provided for	**77.41**	22.78
	843.50	1,623.89

	2004	2003
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**79.37**	127.39
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**4,231.48**	2,604.35
Short term deposits	**–**	5,160.00
Prepaid Income-tax	**3,685.42**	3,452.40
	7,996.27	11,344.14
Less : Doubtful and provided for	**417.26**	378.15
	7,579.01	10,965.99

	2004	2003
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**656.64**	410.80
Sundry creditors	**9,868.99**	5,365.61
Other liabilities	**2,167.38**	2,014.50
	12,693.01	7,790.91

	2004	2003
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**857.51**	548.27
Income-tax	**3,070.74**	3,055.98
Proposed dividend	**2,233.15**	2,228.38
Tax on proposed dividend	**313.21**	285.51
	6,474.61	6,118.14

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
	2004	2003
SCHEDULE 15		
OPERATING INCOME		
Sales and Services		
Sales	**53,129.69**	45,301.32
Less : Excise duty on sales	**678.65**	692.05
	52,451.04	44,609.27
Services	**24.02**	13.50
	52,475.06	44,622.77
Others		
Export incentives	**850.38**	1,793.54
Technology licensing income	**191.36**	176.37
Exchange gain	**482.16**	1,004.99
Sundries	**513.04**	634.59
	2,036.94	3,609.49
	54,512.00	48,232.26

	2004	2003
SCHEDULE 16		
OTHER INCOME		
Interest	**253.62**	248.84
Dividend	**1.01**	20.02
Profit on sale of long term investments	**-**	94.32
Profit on sale of assets	**2.55**	2.39
Bad debts / advances recovered	**17.53**	3.38
Unclaimed balances and excess provisions	**277.02**	42.94
Miscellaneous	**257.11**	73.68
	808.84	485.57

	2004	2003
SCHEDULE 17		
MATERIALS		
Raw materials consumed	**12,701.57**	11,998.59
Packaging materials consumed	**1,980.54**	1,697.42
Finished goods purchased	**7,658.58**	3,940.78
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	**1,229.41**	924.43
Finished goods	**4,244.04**	4,786.30
	5,473.45	5,710.73
Less :		
Closing stock		
Work-in-process	**1,919.59**	1,229.41
Finished goods	**6,804.88**	4,244.04
	8,724.47	5,473.45
(Increase) / Decrease	**(3,251.02)**	237.28
Materials consumed	**19,089.67**	17,874.07

	2004	2003
SCHEDULE 18		
MANUFACTURING		
Power and fuel	**646.76**	554.93
Excise duty	**100.26**	56.14
Stores and spares consumed	**423.68**	348.80
Analytical charges	**44.18**	60.53
Processing charges	**894.39**	729.10
Repairs and maintenance		
Factory buildings	**35.73**	32.68
Plant and machinery	**122.34**	105.16
	2,267.34	1,887.34

	2004	2003
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	**5,558.65**	3,923.92
Contribution to provident and other funds	**382.34**	277.31
Workmen and staff welfare	**402.89**	308.04
Amortisation of deferred employees compensation	**38.42**	37.42
	6,382.30	4,546.69

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
SCHEDULE 20	**2004**	2003
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**416.94**	325.76
Rates and taxes	**197.11**	132.37
Printing and stationery	**109.15**	112.48
Insurance	**488.70**	469.46
Communication	**271.00**	247.37
Legal and professional charges	**1,683.60**	1,386.39
Travel and conveyance	**852.68**	656.93
Discounts	**167.43**	527.17
Freight, clearing and forwarding	**1,936.04**	1,414.80
Advertising and sales promotion	**3,402.88**	2,612.30
Conferences and meetings	**163.83**	99.30
Commission	**852.67**	498.75
Amounts written off	**80.01**	264.25
Assets written off	**41.05**	3.88
Provision for doubtful debts and advances	**134.48**	20.21
Provision for diminution in value of investments	**–**	(0.03)
Loss on sale of fixed assets	**11.88**	34.52
Others	**2,582.64**	1,923.17
	13,392.09	10,729.08

	2004	2003
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**682.88**	442.01
Contribution to provident and other funds	**42.96**	35.19
Workmen and staff welfare	**39.40**	30.07
Materials and consumables	**894.34**	621.70
Power and fuel	**75.41**	55.15
Clinical trials	**1,089.64**	709.93
Rentals	**60.27**	30.52
Printing and stationery	**23.42**	13.75
Insurance	**16.74**	13.14
Communication	**37.04**	23.73
Legal and professional charges	**90.53**	111.83
Travel and conveyance	**91.56**	60.51
Others	**231.42**	275.13
	3,375.61	2,422.66

	2004	2003
SCHEDULE 22		
DEPRECIATION AND AMORTISATION		
Depreciation		
Building	**67.65**	62.51
Plant and machinery	**693.06**	627.16
Furniture and fixtures	**59.17**	43.53
Vehicles	**28.43**	21.86
Assets taken on lease		
Plant and machinery	**0.18**	0.09
Equipments	**1.63**	4.47
Vehicles	**3.05**	5.81
	853.17	765.43
Less : Transfer from revaluation reserves	**(2.27)**	(2.32)
	850.90	763.11
Amortisation		
Trade marks, product licenses & software	**343.93**	248.05
Goodwill	**–**	179.49
Non-compete	**20.00**	20.00
	363.93	447.54
	1,214.83	1,210.65

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Rs. Millions	
SCHEDULE 23	**2004**	2003
PROVISION FOR TAX		
Current income-tax	**1,983.19**	2,439.01
Deferred tax	**(102.11)**	99.12
	1,881.08	2,538.13

	2004	2003
SCHEDULE 24		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax and minority interests	**6,985.61**	7,594.32
Add:		
Tax-earlier years	**11.24**	(5.31)
	6,996.85	7,589.01
Less:		
Depreciation - earlier years	**–**	284.33
Net profit available	**6,996.85**	7,304.68
Net profit attributable to equity shareholders before prior period and exceptional items		
Net profit available	**6,996.85**	7,304.68
Prior period items	**–**	(0.59)
Settlement compensation income		
On closure of a contract	**–**	(51.16)
For dispute of patent	**–**	(299.83)
Litigation settlement	**371.90**	–
Depreciation - earlier years	**–**	284.33
Tax effect of above items	**(111.57)**	24.13
	7,257.18	7,261.56
No. of weighted average equity shares		
Basic	**185,751,833**	185,492,693
Effect of dilutive equity shares equivalent – stock options outstanding	**924,530**	1,030,453
Diluted	**186,676,363**	186,523,146
Nominal value of equity share (Rs.)	**10.00**	10.00
EARNINGS PER SHARE (Rs.)		
Before prior period and exceptional items		
Basic	**39.07**	39.15
Diluted	**38.88**	38.93
After prior period and exceptional items		
Basic	**37.67**	39.38
Diluted	**37.48**	39.16

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. Nature of operations

Ranbaxy Laboratories Limited ("RLL" or the "Company"), a public limited company, together with its subsidiaries (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients. The Group is also engaged in the business of diagnostics, animal healthcare products, laboratory reagents, fine chemicals and consumer healthcare products.

The Group presently has manufacturing facilities in seven countries, namely India, United States of America, Ireland, China, Malaysia, Nigeria and Vietnam. Their major markets include United States of America, India, Europe and Brazil. The United States of America remained the largest market and major products are Amoxy Clav, Isotretroin, Clindamycin, Minocycline and Cefuroxime Axetil. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Company's shares are listed for trading on leading stock exchanges in India and its Global Depository Receipts (covering equity shares of RLL) are listed on the Luxembourg stock exchange.

2. Basis of presentation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

3. Use of estimates

In preparing Group's financial statements in conformity with the accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates.

4. Principles of consolidation

The consolidated financial statements include the financial statements of Ranbaxy Laboratories Limited ('the Company'), the parent company, its subsidiaries and a joint venture (collectively referred to as 'Ranbaxy Group').

The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the consolidated entities.

In accordance with Accounting Standard - 27 – "Financial Reporting of Interests in Joint Ventures", issued by the ICAI, the Ranbaxy Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method.

The excess/deficit of cost to the parent company of its investment over its portion of equity in the consolidated entities at the respective dates on which the investment in such entities was made is recognised in the financial statements as goodwill/capital reserve. The parent company's portion of equity in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions.

Newly acquired entities have been consolidated from the respective dates of their acquisition.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.

5. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

6. Depreciation

Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective domestic laws.

Premium paid on perpetual leasehold land is charged to revenue on termination/renewal of lease agreements.

7. Intangibles

Trademarks and product licenses

Costs relating to trademarks and product licenses, which are acquired, are capitalized and amortized on a straight-line basis over a period of 5 years.

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Computer software

Pursuant to adoption of Accounting Standard 26 - Intangible Assets, as issued by the ICAI, software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being the estimated useful life.

Non-compete

Costs relating to payment of non-compete compensation is capitalized and amortized on a straight line basis over the life of non - compete agreement.

Goodwill

Goodwill reflects the excess of the purchase price over the book value of net assets acquired.

Pursuant to adoption of Accounting Standard 28 "Impairment of Assets" issued by the ICAI, goodwill arising on acquisition of subsidiaries/business is being tested for impairment on an annual basis.

8. Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the investments.

Profit/ loss on sale of investments is computed with reference to their average cost.

9. Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realizable value. However, materials and other items held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realizable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty.

Work-in-process

At cost upto estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where duty paid/ indigenous materials are consumed, prior to duty-free import of materials under the Advance License Scheme, in manufacture of products for export, the estimated excess cost of such materials over that of duty free materials is carried forward in the cost of raw materials and charged to revenue on consumption of such duty-free materials.

10. Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and products acquisition is charged to revenue.

11. Employees stock option plan

The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised on straight-line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

12. Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Sale of Goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical know-how and Licensing income

Revenue is recognised on accrual basis in accordance with the terms of the relevant agreement.

Interest

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Dividends

Revenue is recognised when the right to receive the income is established.

13. Export benefits/incentive

Export entitlements under the Duty Entitlement Pass Book ("DEPB") Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

Obligation / entitlements on account of Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials and / or export sales.

14. Research and development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets.

15. Foreign exchange translations

Investments in foreign entities are recorded at the exchange rates prevailing on the date of making the investments.

Transactions in foreign currencies are recorded at the rates prevailing on the date of the transaction.

Monetary items denominated in foreign currency are restated at the rate prevailing on balance sheet date.

Exchange gains/losses on settlement and on conversion of monetary items denominated in foreign currency are dealt with in the profit and loss account, except for loans denominated in foreign currencies utilised for acquisition of fixed assets where exchange gain/losses are adjusted to the cost of such assets.

Income and expenditure items at representative offices are translated at the monthly average exchange rate of their respective foreign currencies. Monetary items at representative offices at the balance sheet date are translated using the year–end rates. Non- monetary assets are recorded at the rates prevailing on the date of the transaction.

Indian Rupee is the reporting currency for the Ranbaxy Group. However, the local currencies of overseas subsidiaries and joint venture are different from the reporting currency of the Ranbaxy Group. The translation of local currencies into Indian Rupee is performed for assets and liabilities (excluding share capital, opening reserves and surplus and fixed assets), using the exchange rate as at the balance sheet date, for revenues, costs and expenses using weighted average exchange rate during the reporting period. Share capital and opening reserves and surplus and fixed assets are carried at historical cost. Resultant currency translation exchange gain/loss is carried as translation reserve under reserves and surplus.

Premium/discount on forward exchange contracts is recognised as income or expenditure over the period of the contracts.

16. Retirement benefits

Contributions in respect of provident fund, superannuation and gratuity are made to Trust set up by the Company for the purpose and charged to profit and loss account.

Provisions for liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

17. Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

18. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

The charge for current tax is calculated in accordance with the relevant domestic tax regulations.

19. Contingent liabilities

Depending on facts of each case and after due evaluation of relevant legal aspects, claims against the Company not acknowledged as debts are disclosed as contingent liabilities. In respect of statutory matters, contingent liabilities are disclosed only for those demand(s) that are contested by the Company.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes:

(i) 146,849,494 (Previous year 146,849,494) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

(ii) 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash

b] Outstanding stock options for equity shares of the parent company under the "Employees Stock Option Scheme" :

Date of grant	Exercise price Rs.		2004 Numbers		2003 Numbers	
January 12, 2001*	673.00	(420.63)	**101,156**	**(161,850)**	160,507	(256,811)
December 3, 2001*	595.00	(371.88)	**203,428**	**(325,485)**	282,201	(451,522)
April 1, 2002*	745.00	(465.63)	**311,800**	**(498,880)**	404,843	(647,749)
February 7,2003	567.00	–	**721,901**	-	894,275	–
August 18,2003	701.00	–	**400**	-	2,000	–
January 12,2004	992.00	–	**1,181,125**	-	–	–
			2,519,810	**(986,215)**	1,743,826	(1,356,082)

* The adjusted outstanding options and their adjusted exercise price in accordance with the Employees Stock Options Scheme of the Company consequent to issue of bonus shares on October 11, 2002, are given in the parenthesis.

c] Allotment of 18,497 equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 per share (including Rs. 115 on account of share premium) and 18,497 equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 per share (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. **Secured loans:**

Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the parent company or concerned subsidiary.

		Rs. Millions	
		2004	2003
3.	**Loan due within one year**	**6,892.01**	4,914.44
4.	**General reserve includes translation reserve**	**99.18**	(20.26)

5. **Fixed assets**

Land includes:

a] cost of leasehold land Rs. 202.09 million (Previous year Rs. 199.41 million).

b] cost of freehold land Rs. 27.06 million (Previous year Rs. 49.25) pending registration in the name of the Company.

		2004	2003
6.	**Investments**		
	Quoted		
	Aggregate book value (Net of provision)	**1.07**	1.07
	Market value	**8.40**	2.64
	Unquoted		
	Aggregate book value (Net of provision)	**182.70**	167.01
7.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**68.43**	182.83
8.	**Deposit accounts with banks include pledged with Government Authorities and others**	**12.45**	9.30

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	Rs. Millions	
9. Remuneration to directors of parent company*	**2004**	2003
Salaries and allowances	**40.83**	33.00
Contribution to provident and other funds	**3.29**	4.16
Directors' fee	**2.97**	0.95
Commission	**56.78**	57.04
Perquisites	**12.46**	10.28
	116.33	105.43

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

Exclusive of pension paid/ payable to a non-executive director for the services rendered in earlier years as a whole time director/employee Rs. 2.29 million (Previous year Nil).

Excludes Rs. 12.80 million (Previous year 6.72 million) paid as gratuity to a director upon his separation by the gratuity trust set up by the company.

	Rs. Millions	
10. Contingent liabilities	**2004**	2003
Claims not acknowledged as debts*	**971.65**	948.73
Indirect taxes*	**206.53**	25.12
Guarantees to banks/others on account of joint ventures	**5.31**	4.81
Bills purchased/discounted under letters of credit	**3.23**	4.01

* Rs. 301.19 million (Previous year 269.48 million) deposited under protest.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

11. Estimated amount of contracts remaining to be executed on capital account and not provided for	**2,068.53**	**474.69**

12. Leases

Particulars in respect of assets taken on lease required to be disclosed under accounting standard on "Leases" issued by Institute of Chartered Accountants of India.

a] Minimum lease payments outstanding	**10.72**	11.31
b] Present value of minimum lease payments	**8.00**	9.74

c] Amounts due

	Minimum lease payments Rs. Millions		Present value of minimum lease payments Rs. Millions	
	2004	2003	**2004**	2003
(i) not later than one year	**5.42**	6.94	**3.61**	5.90
(ii) later than one year but not later than five years	**5.30**	4.37	**4.39**	3.84

13. Related party disclosures

Related party disclosures as required under accounting standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below:

a] Relationship:

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. D. S. Brar		Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Valley Land & Development (P) Ltd. Suraj Overseas (P) Ltd.
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd.
Dr. Brian W Tempest		–
Mr. Ram S. Ramasundar		–
Dr. Rajender Kumar		–

* Relatives of key management personnel with whom the Company had transactions during the year.

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

		Rs. Millions	
		2004	2003
(i)	**Joint Ventures and Associates.**		
	Purchase of materials/finished goods	-	115.73
	Services rendered/other payments	-	0.04
	Interest received	-	2.82
	Balance at the end of the year :		
	Other receivables	-	0.86
(ii)	**Key management personnel and their relatives**		
	Remuneration to key management personnel	**141.81**	124.83
	Rent paid	**1.53**	3.00
	House rent allowance	**2.40**	–
	Pension	**2.03**	–
	Medical reimbursement	*	–
	Security deposits:		
	Received	**0.18**	0.19
	Balance at the end of the year :		
	Security deposits	**0.32**	0.95
	* Rs. 2,150 rounded off to nil.		
iii)	**Entities over which significant influence is exercised**		
	Purchase of materials/finished goods	**3.23**	–
	Sale of finished goods	**7.08**	–
	Services availed	**10.50**	–
	Purchase of investments	**15.68**	–
	Balance at the end of the year :		
	Other receivables	**1.66**	–
	Payables	**8.45**	–

14. Segment information

Business segments

For management purposes, the Group reviews the performance on the basis of business units identified as Pharmaceuticals and Other businesses, which are reportable segments.

Pharmaceuticals segment comprise of manufacture and trading of formulations, Active Pharmaceuticals Ingredients and Intermediate (API), Generics, Drug discovery and Consumer Health Care products.

Other businesses comprise of manufacture of Laboratory chemicals, manufacture and trading of Animal Health care products and chartering of aircrafts.

Geographic Segments

The Group's business is organized into four key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customer.

Other Information

All segment revenue, expenses, assets and liabilities are directly attributable to the segments and disclosed accordingly.

Segment revenue, segment expenses and segment results include transfers between business segments. Inter-segment transfers are accounted for at selling price to the transferring segment. Such transfers are eliminated on consolidation.

The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure of individual segments.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by Institute of Chartered Accountants of India.

a] **Primary segment information**

	Rs. Millions									
	Pharmaceuticals		Others		Segment Total		Elimination		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
REVENUE										
External revenue	**53,072.25**	47,043.66	**1,439.75**	1,188.60	**54,512.00**	48,232.26	–	–	**54,512.00**	48,232.26
Inter segment revenue	**50.02**	82.45	**37.21**	25.60	–	–	**(87.23)**	(108.05)	–	–
Total revenue	**53,122.27**	**47,126.11**	**1,476.96**	**1,214.20**	**54,599.23**	**48,340.31**	**(87.23)**	**(108.05)**	**54,512.00**	**48,232.26**
RESULTS										
Total segment results	**8,642.97**	**9,711.37**	**220.71**	**149.57**	**8,863.68**	**9,860.94**	–	–	**8,863.68**	**9,860.94**
Interest expense									**(334.88)**	(251.89)
Interest income									**253.62**	284.84
Exceptional items									**(371.90)**	350.99
Unallocated corporate income net of expenses									**481.70**	(61.85)
Income taxes									**(1,881.08)**	(2,538.13)
Profit after tax									**7,011.14**	**7,608.90**
OTHER INFORMATION										
Segment assets	**48,260.11**	37,307.72	**1,007.73**	**882.13**	**49,267.84**	**38,189.85**	–	–	**49,267.84**	**38,189.85**
Unallocated assets									**4,555.15**	4,260.03
Total assets									**53,822.99**	**42,449.88**
Segment liabilities	**13,288.18**	**6,692.33**	**177.12**	**159.92**	**13,465.30**	**6,852.25**	–	–	**13,465.30**	**6,852.25**
Unallocated liabilities									**15,252.00**	14,016.08
Total liabilities									**28,717.30**	**20,868.33**
Capital Expenditure	**8,335.94**	2,935.35	**217.03**	53.02	**8,552.97**	2,988.36	–	–	**8,552.97**	2,988.36
Depreciation / Amortisation	**1,196.27**	1,196.52	**18.56**	14.13	**1,214.83**	1,210.65	–	–	**1,214.83**	1,210.65
Non cash expenses other than depreciation/ amortization	**277.47**	68.20	**6.06**	7.09	**283.53**	75.29	–	–	**283.53**	75.29
Unallocated non cash expenses									**22.31**	284.97
									305.84	360.26

b] **Secondary segment information - Geographical**

	Rs. Millions							
	India		Europe		North America		Asia Pacific	
	2004	2003	2004	2003	2004	2003	2004	2003
(i) Segment revenue	**12,272.75**	12,556.55	**15,128.03**	9,526.02	**19,938.33**	19,370.96	**4,646.31**	4,680.89
(ii) Segment assets	**29,229.18**	28,036.68	**8,603.43**	2,149.43	**11,304.64**	6,364.33	–	–
(iii) Capital expenditure	**4,257.72**	1,243.96	**3,732.36**	61.83	**420.49**	412.12	–	–

15. Pursuant to adoption of accounting standard 28 "Impairment of Assets" issued by the Institute of Chartered Accountants of India, as referred in Significant Accounting Policy No. 7, goodwill which hitherto was amortised over the estimated period of benefits not exceeding 20 years, has not been amortised in this year. Instead goodwill is now tested for impairment, atleast annually, on the basis of comparison of fair value of the respective unit and its carrying value including goodwill.

Consequent to the above change, profits for the year are higher by Rs. 217.93 million and correspondingly, the unamortized balance of Intangible Assets is higher by Rs. 217.93 million.

16. On March 30, 2005 Ranbaxy (UK) Ltd reached a final settlement of the claims brought against it by the claimants, comprising of Department of Health, Prescription Pricing Authority and others, in connection with the supply of generic drugs to the National Health Services ("NHS") between 1996 and 2000. Under the terms of the settlement Ranbaxy (U.K.) Ltd has agreed to compensate the NHS for Rs. 371.90 million (GBP 4.5 million) without admission of liability. The litigation being initiated by the claimant in 2003, the settlement agreement provides additional evidence of a liability as at December 31, 2004. Accordingly, the amount has been charged to the profits for the year ended December 31, 2004 as litigation settlement and recorded as a liability in the balance sheet.

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

17. Consolidated financial statements comprise the financial statements of the parent company and its subsidiaries listed below :

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Vidyut Investments Limited	India	100.00
Vidyut Travel Services Limited	India	100.00
Ranbaxy (Netherlands) B.V. ("RNBV")	Netherlands	100.00
Ranbaxy Pharmaceuticals BV	Netherlands	100.00
Ranbaxy N.A.N.V	Netherlands	100.00
Ranbaxy (S.A.) (Proprietary) Limited	South Africa	100.00
Ranbaxy Inc. ("RPI") (Formerly Ranbaxy Pharmaceuticals, Inc.)	United States of America	100.00
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00
Ranbaxy USA, Inc.	United States of America	100.00
Ohm Laboratories, Inc.	United States of America	100.00
Ranbaxy Laboratories Inc.	United States of America	100.00
Ranbaxy Holdings (UK) Limited	United Kingdom	100.00
Ranbaxy (UK) Limited	United Kingdom	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Egypt (L.L.C.)	Egypt	100.00
Ranbaxy Poland S.P. Zoo.	Poland	100.00
Ranbaxy Europe Limited	United Kingdom	100.00
Basics GmbH	Germany	100.00
Ranbaxy Do Brasil Ltda.	Brazil	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Ranbaxy Pharmacie Generiques SAS (Formerly RPG (Aventis) S.A.)	France	100.00
Office Pharmaceutique Industriel et Hospitalier SARL ("OPIH SARL")	France	100.00
Ranbaxy France SAS	France	100.00
Ranbaxy PRP (Peru) S.A.C.	Peru	100.00
Laboratorios Ranbaxy, S.L.	Spain	100.00
ZAO Ranbaxy	Russia	100.00
Ranbaxy Portugal –Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00
Ranbaxy Australasia Pty. Ltd.	Australia	100.00
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00
Unichem Distributors Ltd.	Thailand	99.96
Bounty Holdings Company Limited	Thailand	99.30
Unichem Pharmaceuticals Limited	Thailand	98.50
Gufic Pharma Limited	India	98.00
Ranbaxy Unichem Company Limited (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	88.56
Ranbaxy Nigeria Limited	Nigeria	84.89
Ranbaxy(Guangzhou China) Limited	China	83.00
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy S.P. Medicamentos Ltda.)	Brazil	70.00
Ranbaxy Signature, L.L.C.	United States of America	67.50
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	56.25
Joint Venture		
Thembalami Pharmaceuticals (Pty.) Ltd.	South Africa	50.00

18. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *CEO & Managing Director*	MALVINDER MOHAN SINGH *Whole-time Director*
VINOD CHANDIOK *Partner* Membership No. 10093	RAMESH L ADIGE *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
Place : New Delhi Dated : April 28, 2005	RAM S. RAMASUNDAR *Executive Vice President – Finance & CFO*		S. K. PATAWARI *Secretary*

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES

FOR THE YEAR ENDED DECEMBER 31, 2004

	Closing exchange rate against Indian Rupee as on December 31, 2004	Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment subsidiaries)*	Turnover	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend
		Rs. Million									
Solus Pharmaceuticals Ltd.	–	30.01	(6.33)	31.11	7.43	–	42.18	0.06	0.88	(0.82)	–
Rexcel Pharmaceuticals Ltd.	–	10.00	34.76	79.19	34.43	–	139.43	4.53	1.67	2.86	–
Ranbaxy Fine Chemicals Ltd.	–	55.50	45.68	221.94	120.76	1.74	463.28	62.57	21.52	41.05	–
Vidyut Investments Ltd.	–	250.08	34.82	641.22	356.32	–	–	7.55	0.73	6.82	–
Vidyut Travel Services Ltd.	–	10.00	(1.39)	53.99	45.37	–	24.02	4.76	2.95	1.81	–
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	–	62.00	(0.02)	62.18	0.20	34.30	–	1.34	0.20	1.16	–
Ranbaxy Drugs Ltd.	–	31.00	(0.37)	33.68	3.05	31.00	–	(0.01)	–	(0.01)	–
Gufic Pharma Ltd.	–	0.50	0.33	1.64	0.81	–	–	0.30	0.03	0.27	–
Ranbaxy (Guangzhou China) Ltd., China	5.2493	342.52	(171.22)	14.84	237.51	–	474.79	(44.78)	–	(44.78)	–
Ranbaxy (Netherlands) B.V. (Consolidated), Netherlands	43.4500	2,389.88	2,622.12	19,777.35	14,765.35	41.17	26,931.33	2,131.50	930.86	1,200.64	–
Ranbaxy Nigeria Ltd., Nigeria	0.3329	13.32	69.12	4,038.59	365.25	–	744.98	1.09	0.70	0.39	–
Ranbaxy (Hong Kong) Ltd. (Consolidated), Hongkong	43.4500	13.51	(45.02)	1.26	32.77	–	161.30	4.42	–	4.42	–
Bounty Holdings Company Ltd., Thailand	1.1184	6.15	(6.05)	0.12	0.04	–	–	(0.05)	–	(0.05)	–
Ranbaxy Unichem Company Limited, Thailand	1.1184	111.84	5.48	139.71	57.44	0.41	292.86	33.21	9.17	24.04	–
Unichem Pharmaceuticals Ltd., Thailand	1.1184	4.47	(4.54)	0.16	0.26	–	–	(0.04)	–	(0.04)	–
Ranbaxy Malaysia Sdn. Bhd., Malaysia	11.4416	91.53	139.43	3.12	177.79	–	536.09	81.60	19.85	61.75	12.88
Ranbaxy Pharmacie Generiques SAS (Consolidated), France	58.8235	423.53	151.02	2,383.22	1,808.67	–	3,287.46	(77.93)	–	(77.93)	–

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES (Contd.)

FOR THE YEAR ENDED DECEMBER 31, 2004

***Detail of Investments**

Name of the subsidiary	Particulars	Nature of investments	Face value	Numbers	Amount Rs. Million
Ranbaxy Fine Chemicals Ltd.	Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity Shares	Rs. 10	1,550,000	1.74
Ranbaxy Drugs and Chemicals Company	Sidmak Laboratories (India) Ltd.	Equity Shares	Rs. 100	16,733	34.30
Ranbaxy Drugs Ltd.	Ranbaxy Drugs and Chemicals Company	Equity Shares	Rs. 10	3,100,000	31.00
Ranbaxy (Netherlands) B.V. (Consolidated) Netherlands	Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity Shares	Yen 500	32,000	24.51
	Ranbaxy (Guangzhou China) Ltd., China	Capital Contribution			16.66
Ranbaxy Unichem Company Ltd., Thailand	Bounty Holdings Company Ltd., Thailand	Ordinary Shares			0.07
	Unichem Distributors Ltd., Partnership, Thailand	Capital Contribution			0.34

Note:

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the subsidiary companies have not been attached with Annual Report of the Company. The Company will make available these documents and the related details upon request by any investor of the Company and of its subsidiary. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, 6, Devika Tower, Nehru Place, New Delhi -110 019 and that of the subsidiary companies concerned.

Consolidated Financial Statements – US GAAP

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Ranbaxy Laboratories Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ranbaxy Laboratories Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ranbaxy Laboratories Limited and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON

New Delhi, India
April 28, 2005

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	**1,246.05**	6,680.34
Restricted cash	**80.46**	61.95
Accounts receivable, net of allowances	**11,386.45**	7,467.95
Inventories, net of allowances	**14,361.97**	9,573.45
Deferred income taxes	**1,229.38**	684.10
Income taxes recoverable	**3,689.79**	3,544.21
Other current assets, net of allowances	**4,851.29**	4,149.97
Total Current Assets	**36,845.39**	32,161.97
Property, plant and equipment, net	**10,560.95**	6,710.48
Deferred income taxes, net of allowances	**194.63**	145.23
Investment securities	**181.22**	166.75
Goodwill, net	**3,902.30**	941.08
Intangible assets, net	**1,500.11**	1,344.05
Other assets	**440.59**	334.23
Total Assets	**53,625.19**	41,803.79
LIABILITIES AND STOCKHOLDERS EQUITY		
Current liabilities		
Borrowings from banks and financial institutions	**4,479.65**	2,894.53
Current portion of long term debt	**2,415.97**	2,025.53
Accounts payable	**8,261.77**	5,345.21
Income taxes payable	**3,078.15**	3,066.79
Accrued expenses	**1,171.42**	794.68
Other current liabilities	**3,387.53**	1,707.19
Total Current Liabilities	**22,794.49**	15,833.93
Long-term debt, excluding current portion	**1,631.99**	930.11
Deferred revenues	**23.00**	87.00
Deferred income taxes	**1,041.86**	644.68
Other liabilities	**724.58**	502.87
Total Liabilities	**26,215.92**	17,998.59
Minority interest	**182.87**	165.94
Commitments and contingencies (See Note K, L and T)		
Stockholders equity		
Common stock, Rs 10.00 par value, 199,000,000 equity shares authorized, 185,890,742 equity shares (2003 - 185,543,625) issued and outstanding as at December 31, 2004	**1,858.91**	1,855.44
Additional paid in capital	**6,274.22**	6,060.76
Deferred stock-based compensation	**(124.78)**	(112.99)
Retained earnings	**19,027.72**	15,530.79
Accumulated other comprehensive income	**190.33**	305.26
Total stockholders' equity	**27,226.40**	23,639.26
Total Liabilities and Stockholders equity	**53,625.19**	41,803.79

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2004	2003
Revenues		
Product sales, net of allowances	**53,297.38**	45,254.49
Service income	**697.25**	711.44
Other revenues	**1,437.86**	3,411.79
	55,432.49	49,377.72
Cost of revenues (excluding depreciation and amortization)	**22,917.64**	21,338.27
Gross profit	**32,514.85**	28,039.45
Operating expenses		
Selling, general and administrative expenses	**18,906.18**	14,158.18
Research and development expenses	**3,375.61**	2,422.33
Depreciation and amortization	**1,431.70**	1,226.52
Total operating expenses	**23,713.49**	17,807.03
Operating income	**8,801.36**	10,232.42
Equity in loss of affiliate	**4.15**	3.22
Interest expense	**335.37**	251.93
Interest income	**252.95**	248.33
Other income	**525.15**	394.92
Income before exceptional item, income taxes and minority interest	**9,239.94**	10,620.52
Exceptional item		
Litigation settlement	**371.90**	–
Income before income taxes and minority interest	**8,868.04**	10,620.52
Income taxes	**1,767.05**	2,609.29
Minority interest	**33.54**	9.84
Net income	**7,067.45**	8,001.39
Earnings per equity share		
Basic	**Rs 38.05**	Rs 43.14
Diluted	**Rs 37.86**	Rs 42.90
Weighted average number of equity shares used in computing earnings per equity share		
Basic	**185,751,833**	185,492,693
Shares representing employees stock options outstanding	**924,530**	1,030,453
Diluted	**186,676,363**	186,523,146

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Common stock							
	No. of shares	Amount	Additional paid in capital	Deferred stock based compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance as at January 1, 2003	**185,452,098**	**1,854.52**	**5,945.99**	**(93.46)**	**10,668.37**		**396.00**	**18,771.42**
Receipt on exercise of stock options	91,527	0.92	38.24					39.16
Receipt of share application money pending allotment			19.58					19.58
Deferred stock-based compensation			56.95	(56.95)				–
Amortization of deferred stock based compensation				37.42				37.42
Cash dividend paid					(3,138.97)			(3,138.97)
Comprehensive income								
Net income					8,001.39	8,001.39		8,001.39
Translation adjustment						(89.42)	(89.42)	(89.42)
Unrealized holding loss on marketable debt securities						(1.32)	(1.32)	(1.32)
						7,910.65		
Balance as at December 31, 2003	**185,543,625**	**1,855.44**	**6,060.76**	**(112.99)**	**15,530.79**		**305.26**	**23,639.26**
Receipt on exercise of stock options	347,117	3.47	154.83					158.30
Receipt of share application money pending allotment			8.41					8.41
Deferred stock-based compensation			50.22	(50.22)				–
Amortization of deferred stock based compensation				38.43				38.43
Cash dividend paid					(3,570.52)			(3,570.52)
Comprehensive income								
Net income					7,067.45	7,067.45		7,067.45
Translation adjustment						(114.93)	(114.93)	(114.93)
						6,952.52		
Balance as at December 31, 2004	**185,890,742**	**1,858.91**	**6,274.22**	**(124.78)**	**19,207.72**		**190.33**	**27,226.40**

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2004	2003
Cash flows from operating activities		
Net income	**7,067.45**	8,001.39
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
Depreciation and amortization	**1,431.70**	1,226.52
Deferred tax (benefit)/expense	**(208.84)**	165.17
Allowance for doubtful receivables	**57.67**	20.62
Loss on disposal of property, plant and equipment	**30.40**	17.50
Gain on disposal of investment	**–**	(172.65)
Amortization of employees stock option compensation	**38.43**	37.42
Inventory reserve	**396.36**	–
Minority interest	**33.54**	9.84
Changes in operating assets and liabilities		
Accounts receivable	**(4,756.02)**	357.24
Inventories	**(5,351.55)**	(658.79)
Other current assets	**(800.41)**	(3,803.27)
Other non-current assets	**12.45**	214.93
Accounts payable	**4,288.28**	1,356.21
Accrued expenses and other current liabilities	**1,429.47**	1,836.02
Other non-current liabilities	**165.34**	(7.88)
Net cash provided by operating activities	**3,834.27**	8,600.27
Cash flows from investing activities		
Expenditure on property, plant and equipment	**(5,029.10)**	(2,580.49)
Cash paid for acquisition of minority interest in subsidiaries	**–**	(130.35)
Proceeds from sale of property, plant and equipment	**23.03**	34.29
Proceeds from sale of investment	**–**	296.48
Acquisition of subsidiaries*	**(3,490.78)**	–
Purchase of intangibles	**(256.04)**	(12.25)
Purchase of investments	**(15.68)**	–
Restricted cash	**(19.41)**	(21.92)
Maturity of restricted cash balances	**1.05**	2.98
Net cash used in investing activities	**(8,786.93)**	(2,411.26)
Cash flows from financing activities		
Proceeds from borrowings from banks and financial institutions, net	**1,589.14**	476.32
Repayment of long term debt	**(182.30)**	(157.53)
Principal payments under capital lease obligations	**(0.54)**	(3.82)
Proceeds from issuance of term loans	**1,470.49**	1,643.27
Payment of dividend (including tax)	**(3,570.52)**	(3,138.97)
Receipt from employees on exercise of stock options	**166.72**	58.74
Payment of dividend to minority stockholders in subsidiaries	**(3.17)**	(5.64)
Net cash used in financing activities	**(530.18)**	(1,127.63)
Net increase/(decrease) in cash and cash equivalents during the year	**(5,482.84)**	5,061.38
Effect of exchange rate changes on cash and cash equivalents	**48.55**	167.30
Cash and cash equivalents at the beginning of the year	**6,680.34**	1,451.66
Cash and cash equivalents at the end of the year	**1,246.05**	6,680.34
Supplemental disclosures		
Cash paid during the year for interest	**276.56**	260.55
Cash paid during the year for income taxes	**1,852.88**	2,098.48
Assets under capital leases capitalized during the year	**2.20**	2.43
***Acquisition of subsidiaries**		
Assets and liabilities of the subsidiaries upon acquisition		
Working capital	**298.04**	–
Long-lived assets other than goodwill	**210.32**	–
Goodwill arising on acquisition	**2,982.42**	–
Cost of investment in shares	**3,400.02**	–
Direct cost	**90.76**	–
Cash paid	**3,490.78**	–

The accompanying notes are an integral part of these financial statements.

(All amounts in Rupees Million, unless otherwise stated)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. Organization and Nature of operations

Ranbaxy Laboratories Limited ("RLL" or the "Company"), a public limited company, was incorporated on June 16, 1961 and presently, together with its subsidiaries (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients.

The Group presently has manufacturing facilities in seven countries, namely India, United States of America, Ireland, China, Malaysia, Nigeria and Vietnam. Their major markets include United States of America, India, Europe and Brazil. The United States of America remained the largest market and major products are Amoxy Clav, Isotretroin, Clindamycin, Minocycline and Cefuroxime Axetil. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Company's shares are listed for trading on leading stock exchanges in India and its Global Depository Receipts (covering equity shares of RLL) are listed on the Luxembourg stock exchange.

2. Principles of consolidation

The consolidated financial statements include the financial statements of RLL and all its subsidiaries, which are more than 50 percent, owned and controlled. An entity in which RLL has directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary.

The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Group's equity in the income/loss of equity method affiliates is included in the statement of operations.

All material inter-company transactions and balances, between the entities included in the consolidated financial statement, have been eliminated.

Details of the entities, which presently form part of the Group and are consolidated under RLL are as follows:

Name of entity	Country of incorporation	Shareholding
Ranbaxy Drugs and Chemicals Company	India	100.00%
Ranbaxy Drugs Limited	India	100.00%
Ranbaxy Fine Chemicals Limited	India	100.00%
Rexcel Pharmaceuticals Limited	India	100.00%
Solus Pharmaceuticals Limited	India	100.00%
Vidyut Investments Limited	India	100.00%
Vidyut Travel Services Limited	India	100.00%
Ranbaxy (Netherlands) B.V. ("RNBV")	The Netherlands	100.00%
Ranbaxy N.A.N.V.	Antilles, Netherlands	100.00%
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Ranbaxy Inc. ("RPI") (Formerly Ranbaxy Pharmaceuticals, Inc.)	United States of America	100.00%
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00%
Ranbaxy USA, Inc.	United States of America	100.00%
Ohm Laboratories, Inc.	United States of America	100.00%
Ranbaxy Laboratories, Inc.	United States of America	100.00%
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Pharmacie Generiques SAS (Formerly RPG (Aventis) S.A.)	France	100.00%
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL")	France	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00%
Ranbaxy Egypt (L.L.C.)	Egypt	100.00%
Rexcel Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00%
Ranbaxy Pharmaceuticals BV	The Netherlands	100.00%

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Name of entity	Country of incorporation	Shareholding
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Basics GmbH	Germany	100.00%
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Panama, S.A.	Panama	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Ranbaxy France SAS	France	100.00%
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00%
Laboratorios Ranbaxy, S.L.	Spain	100.00%
ZAO Ranbaxy	Russia	100.00%
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00%
Ranbaxy Australasia Pty. Ltd.	Australia	100.00%
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00%
Unichem Distributors Ltd.	Thailand	99.96%
Bounty Holdings Co. Ltd.	Thailand	99.30%
Unichem Pharmaceuticals Ltd.	Thailand	98.50%
Gufic Pharma Limited	India	98.00%
Ranbaxy Unichem Company Ltd. (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	88.56%
Ranbaxy Nigeria Ltd.	Nigeria	84.89%
Ranbaxy (Guangzhou China) Limited	Republic of China	83.00%
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy S.P. Medicamentos Ltda.)	Brazil	70.00%
Ranbaxy Signature L.L.C	United States of America	67.50%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	56.25%
Thembalami Pharmaceuticals (Pty.) Ltd.	South Africa	50.00%

During 2004, the Company established four new direct subsidiaries, ZAO Ranbaxy, incorporated in Russia, Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, incorporated in Portugal, Ranbaxy Australasia Pty. Ltd., incorporated in Australia and Laboratorios Ranbaxy, S.L., incorporated in Spain.

Effective January 1, 2004, Ranbaxy Inc. (formerly Ranbaxy Pharmaceuticals, Inc.) established two new subsidiaries, Ranbaxy Pharmaceuticals, Inc., incorporated in the State of Florida, and Ranbaxy USA, Inc., incorporated in the State of New Jersey. As part of an internal restructuring, effective January 1, 2005, a new subsidiary, Ranbaxy Laboratories, Inc., was incorporated. There has been no change in the basis of accounting resulting from this restructuring.

3. **Basis of presentation**

The accompanying consolidated financial statements have been prepared under the historical cost convention on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), to reflect the financial position, results of operations and cash flows of the Group.

4. **Use of estimates**

In preparing the Group's financial statements in conformity with accounting principles generally accepted in the United States of America, the Group's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates. The management's estimates for charge-backs, rebates, discounts and returns, future obligations under employee benefit plans, the useful life of tangible and intangible assets and the realization of deferred tax assets represent particularly sensitive estimates.

5. **Exchange rate translation**

The functional currency of the Company, including its consolidated domestic and foreign subsidiaries, has been determined in accordance with the primary economic environment in which the respective entities operate.

In respect of entities for which the functional currency is other than the Indian Rupee, the reporting currency of RLL, the assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates. Income and expenses are translated using the monthly average exchange rates in effect during the year being reported. The resulting translation adjustments are reported as a component of accumulated other comprehensive income.

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Transactions in foreign currency are translated into the functional currency of the respective Group Company at the average rates of exchange prevailing in the month of the transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency of the respective Group Company at the rate of exchange prevailing at the balance sheet date. All foreign exchange gains and losses are recorded in other revenues in the accompanying consolidated financial statements. The foreign currency exchange gain included in the consolidated statements of income for the years ended December 31, 2004 and 2003 was Rs 468.36 million and Rs 1,382.74 million, respectively.

6. Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Restricted cash represents deposits that have been pledged with banks and will mature within one year.

7. Inventories

Inventories consist of raw materials, work-in-process, finished goods, and packaging materials, and are stated at the lower of cost or market value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores and spares and includes the purchase price and attributable direct costs, less trade discount. Cost in the case of work-in-process and finished goods comprises of direct labor, material costs and production overheads.

Allowance for potentially obsolete or slow moving inventory is made on the basis of the management's analysis of inventory levels, expiration dates and prevailing market conditions.

8. Property, plant and equipment

Property, plant and equipment including assets acquired under capital lease agreements are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful life of the respective assets. Assets under capital leases and leasehold improvements are amortized over the lower of their estimated useful lives or the term of the lease.

Advances paid for the acquisition of property, plant and equipment outstanding at the balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as 'Capital work-in-progress'. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds; and was immaterial during the years ended December 31, 2004 and 2003. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

The Group has determined the estimated useful lives of assets for depreciation purposes as follows:

Leasehold land	Over the life of the lease
Buildings	30-50 years
Plant and machinery	5-15 years
Furniture and fixtures	5-10 years
Office equipment	3-10 years
Vehicles	5 years

Expenditures for maintenance and repairs, including planned major maintenance activities, are expensed as incurred. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are eliminated from the financial records. Any gain or loss on disposition is credited or charged to income.

9. Goodwill (see Note C)

Goodwill reflects the excess of the purchase price over the fair value of net assets acquired. Pursuant to Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", the Group ceased amortizing goodwill effective January 1, 2002, and instead goodwill is tested for impairment at least annually. As of December 31, 2004 and 2003, the Company has determined that there is no significant impairment with respect to goodwill.

10. Intangible assets (see Note D)

Intangible assets consist primarily of acquired license agreements, brands, purchased trademarks, technical know-how and other intangibles identified on acquisition and are amortized over the expected benefit period or the legal life, whichever is lower. Intangible assets are recorded at cost on the date of acquisition, with goodwill representing the excess of purchase cost over the fair value of the net tangible and other intangible assets acquired. As of December 31, 2004 and 2003, the Company has determined that there is no impairment with respect to its intangible assets.

NOTE A *(continued)*

11. Revenue Recognition

Product sales

Revenue from sales of active pharmaceutical ingredients and formulation products is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally on shipment of products, and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Allowances for sales discounts, and estimates for chargebacks, rebates, damaged product returns, and exchanges for expired product are estimated and recorded as a reduction of product sales revenues or as selling, general and administrative expenses as appropriate. Allowances for sales returns are provided for based on estimates and for most jurisdictions have not been material. These revenue reductions are established by the Company as its best estimate at the time of sale based on historical experience, adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are reflected either as a direct reduction to accounts receivable or through an allowance.

Service income

License fees

Non-refundable upfront payments received are deferred and recognized in the consolidated statements of income on a straight-line basis over the estimated development period. Other milestone payments received are recognized in accordance with the terms prescribed in the license agreement and where the Group has no future obligations or continuing involvement pursuant to such milestone payment.

The Group receives payments under various development, manufacturing, supply and distribution agreements. Under the terms of these agreements, certain amounts may be received by the Group prior to the commercial launch of a product and fulfillment of the Group's obligations under such agreements. These amounts are recorded as deferred revenue and are amortized to revenue from the date of commercial launch through the term of the related agreement.

Royalty

Royalty income is based on sales made by third parties and is recognized on an accrual basis, in accordance with the terms of the respective agreements.

Other revenues

Other revenues include claim settlements, export incentives and net foreign exchange gains. Revenues under claim settlement agreements are recognized in accordance with the terms of the respective settlement agreements in the period in which the claim is received. Import incentives and foreign currency gains are recognized on an accrual basis, in accordance with the applicable terms.

12. Investment securities

Investment securities consist of available for sale equity securities and non- marketable equity securities and are accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary is charged to the statement of income. Realized gains and losses from the sale of available for sale securities are determined on average cost method and are included in earnings.

Non-marketable equity securities are accounted for by the cost method and are stated at cost, less provision for any decline other than temporary decline in value.

Interest and dividend income is recognized when earned.

13. Shipping and handling costs

Shipping and handling expenses of Rs 1,588.56 million and Rs 1,193.48 million for the years ended December 31, 2004 and 2003 respectively, incurred to transport products to customers, have been classified under selling, general and administrative expenses. Expenses relating to inward receipt of materials are classified under cost of revenues.

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

14. Advertising costs

Costs associated with advertising are expensed as incurred; and amounted to Rs 2,480.98 million and Rs 2,240.17 million for the years ended December 31, 2004 and 2003 respectively.

15. Start-up costs

Costs of start-up activities including organization costs are expensed as incurred.

16. Income taxes

The Group Companies account for deferred income taxes under the full liability method, in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates as on the date of the financial statements. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Based on management's judgment, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

17. Research and development costs

Research and development expenditures are expensed as incurred, and amounted to Rs 3,375.61 million and Rs 2,422.33 million for the years ended December 31, 2004 and 2003 respectively. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

18. Valuation of long-lived assets

The Group follows the guidance of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The Group Companies review long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value, or the fair value less the cost to sell.

19. Operating leases - lessee accounting

Lease rental expenses on operating leases are charged to expense over the lease term as they become payable. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rental expense for these leases is recognized on a straight-line basis over the lease term.

20. Other comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Group, comprehensive income consists of net earnings, changes in the cumulative foreign currency translation adjustments and unrealized holding gains and losses on available for sale securities. The Company reports comprehensive income in the consolidated statements of stockholders' equity.

21. Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per share", basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period.

22. Stock-based compensation

The Company uses the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, to account for its employee stock based compensation plan. The Company has therefore adopted pro forma disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-based Compensation Transition and Disclosure, an amendment of SFAS No. 123" ("SFAS No. 148"). Accordingly, compensation

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

expense is recognized over the vesting period of the options based on the difference, if any, between the market value of the stock of the Company on the date of grant of the stock option and the amount to be paid by the employee for exercising the option. As permitted by SFAS No. 123, the Company has elected to continue to employ the intrinsic value based method of accounting and has followed the disclosure requirements of SFAS No. 148.

23. Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable. These contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.

As at December 31, 2004 and 2003 the Company recognized a mark-to-market gain on non-effective hedges of Rs 780.55 million and Rs 678.00 million respectively, which has been included in "other revenues" in the statement of income and "other current assets" in the balance sheet.

24. Dividend

Dividends paid on common stock is recorded as a reduction of equity when approved by the stockholders.

25. Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

26. Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), applicable for fiscal period beginning after December 15, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying and the characteristics of a derivative that contains financing components. The Group adopted the provisions of this statement, which do not have a material impact on the consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", applicable for fiscal period beginning after December 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group adopted the provisions of this statement, which do not have an impact on the consolidated financial position or results of operations.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46-R and to exempt certain entities from its requirements. Management has evaluated its contractual arrangements with certain entities which might fall within the

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

purview of the above guidance and does not believe that any of these entities qualify as VIEs as defined by either FIN 46 or FIN 46-R.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" applicable for fiscal years ending after December 15, 2003. This statement revises financial statement disclosures for pension plans and other post retirement benefit plans and requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition of those plans. The required information is to be provided separately for pension plans and for other postretirement benefit plans. The Group has adopted the provisions of this statement.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "*. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges . . . .*" This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal", In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The management believes that adoption of SFAS No. 151 will not have a material effect on the consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", applicable for fiscal years beginning after June 15, 2005. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and establishes guidance for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Management is in the process of determining the effect of these provisions on the consolidated financial statements of the Company.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus opinion on EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables", which requires that revenue arrangements with multiple deliverables be accounted for based on a determination of whether the multiple deliverables qualify to be accounted for as separate units of accounting. The EITF consensus is effective prospectively for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group adopted the provisions of this statement, which do not have a material impact on the consolidated financial position or results of operations.

NOTE B - BUSINESS COMBINATIONS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted for separately.

Acquisition of RPG (Aventis) S.A.

On January 5, 2004, the Company acquired the entire share capital of RPG (Aventis) S.A., a French company engaged in the business of manufacturing generic pharmaceuticals, together with its wholly owned subsidiary, OPIH SARL, for a total cash consideration of Rs 3,400.02 million (Euro 60.35 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs 3,490.78 million, consisting of cash paid and the direct acquisition costs.

RPG (Aventis) S.A. and OPIH SARL are engaged in the marketing of generic pharmaceuticals and the major therapeutic areas of the acquired companies include Cardiovasculars, Anti-infectives, Gastrointestinals, Rheumatoid/ Non-steroidal Anti-inflammatory Drugs, Neurology and Analgesics. Subsequent to the acquisition, RPG (Aventis) S.A. changed its name to Ranbaxy Pharmacie Generiques SAS. As a result of this acquisition, RLL gained entry into the French generics market.

(All amounts in Rupees Million, unless otherwise stated)

NOTE B *(continued)*

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the period subsequent to January 5, 2004 have been included in the consolidated financial statements of the Company.

The purchase cost of Rs 3,490.78 million has been allocated as follows:

Intangible assets, net	209.69
Property, plant and equipment, net	0.63
Other current assets	1,285.51
Goodwill	2,982.42
Total assets acquired	**4,478.25**
Less: Provisions	(38.30)
Other liabilities	(949.17)
Total liabilities assumed	**(987.47)**
Purchase cost	**3,490.78**

Unaudited pro forma combined statements of income data for the year ended December 31, 2003, as presented below, as if the acquisition of Ranbaxy Pharmacie Generiques SAS occurred on January 1, 2003, after giving effect to purchase accounting adjustments.

	Year ended December 31, 2003
Total revenue	53,308.47
Net income	8,203.40
Earnings per share	
Basic	44.87
Diluted	44.62

Acquisition of minority interest in Ranbaxy Farmaceutica Ltda., Brazil

During 2003, RNBV acquired an additional 15 percent stake in Ranbaxy Farmaceutica Ltda. (formerly Ranbaxy S.P. Medicamentos Ltda.) ("RFL"), a company incorporated in Brazil, from the stockholders of record on that date, resulting in a total holding of 70 percent. The management has considered the net asset value of RFL as its fair value on the date of acquisition. This acquisition was accounted for as a purchase and goodwill amounting to Rs 77.58 million was recorded upon acquisition, as the excess of the purchase price of Rs 92.70 million over the aggregate of the proportionate fair value of the net assets acquired.

NOTE C - GOODWILL

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets. As required by SFAS No. 142, the Group companies identified their reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Group companies compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss. Subsequent to the adoption of SFAS No. 142, the Group does not amortize goodwill but instead tests goodwill for impairment at least annually. The carrying value of the goodwill and net other intangible assets on the date of adoption was Rs 785.60 million and Rs 1,351.65 million respectively.

The following table represents the changes in goodwill during the year ended December 31, 2004 and 2003:

	2004	2003
Balance at the beginning of the period	**1,258.02**	1,156.68
Translation adjustment	**(32.67)**	0.27
Acquired during the period	**2,982.42**	101.07
	4,207.77	1,258.02
Less: Accumulated amortization	**(305.47)**	(316.94)
Balances at the end of the period	**3,902.30**	941.08

(All amounts in Rupees Million, unless otherwise stated)

NOTE D - INTANGIBLE ASSETS

Acquired and amortized intangible assets comprise:

	Expected benefit period (in years)	2004	2003
Trademarks, brands and licenses	5 - 10	**2,345.26**	1,755.10
Non-compete	10	**271.40**	271.40
Technical know-how	5	**120.63**	96.92
		2,737.29	2,123.42
Less: Accumulated amortization		**(1,237.18)**	(779.37)
		1,500.11	1,344.05

The aggregate amortization expense for the years ended December 31, 2004 and 2003 was Rs 314.26 million and Rs 313.74 million respectively.

During the year 2003 the Company revised the estimated useful life for certain intangible assets, which management believes better reflects the expected benefit period of the underlying intangible assets. Accordingly, had the Company continued to follow the earlier rates for providing amortization, the net profit for the year 2003 would be higher by Rs 132.01 million.

Amortization expense for intangibles subject to amortization is expected to approximate Rs 229.95 million in 2005, Rs 219.48 million in 2006, Rs 219.48 million in 2007, Rs 219.48 million in 2008 and Rs 219.48 million in 2009.

NOTE E - CASH AND CASH EQUIVALENTS

As of December 31, 2004 and 2003, cash and cash equivalents consisted of the following:

	2004	2003
Cash and cheques in hand	**44.08**	84.79
Remittances in transit	**212.75**	75.95
Balances with banks and financial institutions		
Time deposits	**258.34**	6,111.68
Foreign currency bank balances	**56.92**	27.19
Other balances	**673.96**	380.73
	1,246.05	6,680.34

NOTE F - ACCOUNTS RECEIVABLE

The accounts receivable as of December 31, 2004 and 2003 are stated net of allowance for doubtful accounts, sales returns and chargebacks. The Group Companies maintain an allowance for doubtful accounts on all accounts receivable, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not secured.

The activity in the allowance for doubtful accounts receivable is given below:

	2004	2003
Balance at the beginning of the year	**406.70**	873.97
Allowance for doubtful debts for the year	**67.35**	18.48
Allowance written back during the year	**(9.91)**	–
Accounts receivable written off during the year	**(19.72)**	(485.75)
Balance of at the end of the year	**444.42**	406.70

At December 31, 2004 and 2003, the group had reserves for chargebacks, returns and rebates of approximately Rs 4,078.05 million and Rs 3,858.46 million.

(All amounts in Rupees Million, unless otherwise stated)

NOTE G - INVENTORIES

As of December 31, 2004 and 2003, inventories consisted of the following:

	2004	2003
Finished goods	**7,465.55**	4,613.33
Work in process	**1,919.60**	1,231.20
Raw materials	**5,042.72**	3,571.85
Packing materials	**684.82**	539.33
	15,112.69	9,955.71
Less: Reserve for obsolescence	**(750.72)**	(382.26)
	14,361.97	9,573.45

NOTE H - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of the following:

	2004	2003
Freehold land	**231.13**	192.13
Leasehold land	**191.32**	181.78
Buildings	**2,465.55**	2,139.83
Plant and machinery	**9,981.71**	7,894.08
Furniture and fixtures	**419.25**	356.75
Office equipment	**2,078.75**	1,647.95
Vehicles	**321.35**	260.80
Capital work-in-progress	**2,886.48**	1,007.04
	18,575.54	13,680.36
Less: Accumulated depreciation	**(8,014.59)**	(6,969.88)
	10,560.95	6,710.48

Capital lease assets comprise of the following:

	2004	2003
Plant and machinery	**1.15**	0.89
Office equipment	**4.35**	8.99
Vehicles	**11.08**	17.32
	16.58	27.20
Less: Accumulated depreciation	**(7.83)**	(12.81)
	8.75	14.39

Depreciation expense for assets acquired under capital lease for the year ended December 31, 2004 and 2003 was Rs 3.46 million and Rs 6.99 million, respectively.

NOTE I - INVESTMENT SECURITIES

	As of December 31, 2004				As of December 31, 2003			
	Carrying value	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**	Carrying value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Equity securities	**14.52**	**–**	**(13.45)**	**1.07**	14.52	–	(13.45)	1.07
Non-marketable equity securities	**176.53**	**–**	**(0.50)**	**176.03**	162.06	–	(0.50)	161.56
Readily marketable debt securities	**4.12**	**–**	**–**	**4.12**	4.12	–	–	4.12
	195.17	**–**	**(13.95)**	**181.22**	180.70	–	(13.95)	166.75

(All amounts in Rupees Million, unless otherwise stated)

NOTE I *(continued)*

Dividends from securities available for sale, during the years ended December 31, 2004 and 2003 were Nil and Rs 20.02 million, respectively and are included in other income. Proceeds from sale of securities available for sale were Nil and Rs 296.48 million during the years ended December 31, 2004 and 2003 respectively.

NOTE J - OTHER ASSETS

Other assets comprise of the following:

	2004	2003
Prepaid expenses	**438.11**	313.97
Loans and advances, net of allowances	**1,586.16**	1,197.97
Trade advances	**1,042.32**	98.53
Balances with statutory authorities	**745.26**	1,208.08
Deposits	**920.39**	1,015.65
Others, net of allowances	**559.64**	650.00
	5,291.88	4,484.20
Less: Current assets	**(4,851.29)**	(4,149.97)
	440.59	334.23

NOTE K - BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

The Company and certain group Companies have availed working capital and short term loans from banks and financial institutions, expiring at various dates through December 31, 2004, providing an aggregate borrowing capability of Rs 10,135.24 million, primarily to finance their working capital requirements. The interest rates for these facilities are primarily based on the London Inter-bank Offer Rate ("LIBOR") or the Euro Inter-bank Offer Rate ("EURIBOR"), with local currency borrowings being based on country-specific benchmark rates. Accordingly, interest rates ranged from 1.65 percent to 23 percent, with the majority averaging approximately 4 percent. Details of the borrowings from banks are given below:

	2004	2003
Overdraft facilities	**1,183.44**	1,039.72
Short term loans	**3,296.21**	1,854.81
	4,479.65	2,894.53

A majority of these facilities are secured by some of the underlying assets of the borrowing entity and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by the following:

	2004	2003
Corporate guarantee issued by RLL	**127.61**	106.83
Corporate guarantee issued by RNBV and Letter of comfort from RLL	**630.49**	431.77
Letter of comfort/ Letter of awareness from RLL	**2,144.25**	1,774.22
Charge over assets of the subsidiary and Letter of comfort from RLL	**1,577.30**	581.71
	4,479.65	2,894.53

The aggregate of Corporate guarantees issued by RLL and RNBV in respect of the overdraft facilities and short term loans from banks is Rs 987.80 million. The terms of the guarantees are in accordance with the tenor of the loans. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

(All amounts in Rupees Million, unless otherwise stated)

NOTE L - LONG TERM DEBT

Long-term debt comprise of the following:

	2004	2003
Term loan from banks and financial institutions	**3,192.11**	1,890.93
Unsecured loans	**790.36**	991.79
Others	**57.49**	61.61
Capital lease obligations	**8.00**	11.31
	4,047.96	2,955.64
Less: Current portion of long term debt	**(2,415.97)**	(2,025.53)
	1,631.99	930.11

Long-term debts other than unsecured loans are secured by a charge over the property, plant and equipment and current assets of the borrowing Group Company and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by Corporate guarantees of Rs 1,412.12 million issued by RNBV. The terms of the guarantees are in accordance with the tenor of the loans. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

An interest rate profile of long-term debt is given below:

	2004	2003
Term loan from banks and financial institutions	**3.35 - 4.28 percent**	2.12 - 3.12 percent
Unsecured loans	**2.33 - 9.00 percent**	2.07 - 9.00 percent
Others	**6.00 - 8.50 percent**	6.00 - 8.50 percent

The maturity profile of long-term debt outstanding, other than capital lease obligations (refer note T), is given below:

Year ending December 31,	
2005	2,412.36
2006	1,596.62
2007	11.09
2008	8.12
2009 and thereafter	11.77
	4,039.96

NOTE M - STOCKHOLDERS' EQUITY

a) Common Stock

The Company presently has only one class of common stock. For all matters submitted to vote in the shareholders meeting, every holder of common stock, as reflected in the records of the Company on the date of the stockholders' meeting has one vote in respect of each share held.

b) Dividends

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10 percent of net income computed in accordance with regulations to a general reserve. Should the Company declare and pay dividends, such dividends are required to be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. During the years ended December 31, 2004 and 2003, the Company distributed dividends of Rs 3,157.84 million and Rs 2,782.48 million, at the rate of 170 percent and 150 percent of common stock, respectively.

During the year Ranbaxy Malaysia Sdn. Bhd. and Ranbaxy Nigeria Limited distributed dividends to stockholders, other than RNBV and RLL, of Rs 5.87 million (2003 - Rs 5.11 million) at the rate of 14 percent (2003 - 12 percent) of common stock and Rs 0.37 million (2003 - Rs 0.53 million) at the rate of 18 percent (2003 - 33 percent) of common stock, respectively.

(All amounts in Rupees Million, unless otherwise stated)

NOTE N - EMPLOYEE STOCK INCENTIVE PLAN

RLL has an Employees Stock Option Scheme (the "Scheme"), which provides for grant of stock options in RLL to eligible management employees of RLL and its subsidiaries.

The Scheme is administered by the Management Committee of the Board ("the Committee"). The criteria for granting options are essentially on the basis of performance and the managerial grade of the employee. Some options can be distributed, at the discretion of the Committee, to select employees on the basis of significance of contribution during the year, potential of the employee and criticality of the position held. The Scheme does not presently permit grant of options to any employee to exceed 25,000 in a year. The Scheme further provides that the exercise price of options is to be determined at the average of the daily closing prices of equity shares of RLL at the National Stock Exchange of India, during a period of twenty-six weeks preceding the date of grant of options. The options are to vest in a graded manner over a period of 5 years from the date of grant with 20 percent of the options vesting at the end of each year. Options not exercised upon the expiry of 10 years from the date of the grant lapse.

As the number of shares that an individual employee is entitled to receive and the price of the option is known at the grant date, the Scheme is considered as a fixed grant. The compensation cost recorded for the years ended December 31, 2004 and 2003 was Rs 38.43 million and Rs 37.42 million respectively. Stock option activity under the Scheme is as follows:

	Year ended December 31, 2004			
	Stock options (numbers)	**Range of exercise prices (Rs)**	**Weighted-average exercise price (Rs)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	**1,743,826**	**567 - 745**	**622.77**	**8.47**
Granted during the year	**1,282,750**	**992.00**	**992.00**	**9.10**
Forfeited during the year	**(254,118)**	**567 - 992**	**636.05**	**–**
Exercised during the year	**(249,041)**	**567 - 992**	**767.58**	**–**
Lapsed during the year	**(3,607)**	**567 - 745**	**648.67**	**-**
Outstanding, end of the year	**2,519,810**	**567 - 992**	**794.78**	**8.29**
Exercisable at the end of the year	**391,354**	**567 - 745**	**644.82**	**–**

	Year ended December 31, 2003			
	Stock options (numbers)	**Range of exercise prices (Rs)**	**Weighted-average exercise price (Rs)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	938,813	595 - 745	682.05	8.89
Granted during the year	932,950	567 - 701	567.29	9.10
Forfeited during the year	(68,138)	567 - 745	628.69	-
Exercised during the year	(57,446)	567 - 745	682.55	-
Lapsed during the year	(2,353)	595 - 745	708.11	–
Outstanding, end of the year	1,743,826	567 - 745	622.77	8.47
Exercisable at the end of the year	279,569	567 - 745	622.77	–

Pursuant to the issue of bonus shares on October 11, 2002, the employees to whom options were granted until October 4, 2002 are entitled for additional shares on exercise of options in the ratio of "three for five".

The Company uses the intrinsic value based method of APB No. 25 to account for its employee stock based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.

Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

(All amounts in Rupees Million, unless otherwise stated)

NOTE N *(continued)*

	2004	2003
Net income		
As reported	**7,067.45**	8,001.39
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects	**105.41**	55.36
Adjusted pro forma	**6,962.04**	7,946.03
Earnings per share: Basic		
As reported	**Rs 38.05**	Rs 43.14
Adjusted pro forma	**Rs 37.48**	Rs 42.84
Earnings per share: Diluted		
As reported	**Rs 37.86**	Rs 42.90
Adjusted pro forma	**Rs 37.29**	Rs 42.60

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2004	2003
Dividend yield	**2.50 percent**	2.68 percent
Expected life	**10 years**	10 years
Risk free interest rate	**5 percent**	5 percent
Volatility	**29.78 percent**	33.83 percent

The Black-Scholes option-pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since options pricing models require use of subjective assumptions, changes therein can materially affect fair value of the options. The options pricing models do not necessarily provide a reliable measure of fair value of the options.

NOTE O - RELATED PARTY TRANSACTIONS

The Group has entered into transactions with the following related parties:

a) H.B. Farma Laboratorios (a company incorporated in Brazil and holding a 2 percent equity stake in Ranbaxy Farmaceutica Ltda.) ("Equity Partner"), for the purchase of active pharmaceutical ingredients, formulations and services.

b) Fortis Healthcare Limited (a company incorporated in India, being an enterprise in which Ranbaxy holds beneficial ownership of more than 10 percent) and its subsidiary, International Hospitals Limited ("Significant Interest Entities"), for sale of products and purchase of services.

During 2003, the Group disposed off its entire shareholding in Vorin Laboratories Limited ("Associate") and therefore the financial statements of Vorin Laboratories Limited were not consolidated in 2003. Transactions until the date of disposal of shares have been included below.

The following is a summary of material related party transactions during the year:

Purchases from	2004	2003
Associate	–	115.73
Sales to		
Significant Interest Entities	**5.73**	–
Amount invested		
Significant Interest Entities	**15.68**	–
Other income from		
Associate	–	2.82
Other expenses paid to		
Significant Interest Entities	**10.50**	–
Associate	–	0.04

(All amounts in Rupees Million, unless otherwise stated)

NOTE O *(continued)*

Related party balances at year-end comprise of the following:

Amounts due from	**2004**	2003
Equity partner of Group Company	**0.27**	1.66
Significant Interest Entities	**1.17**	-
	1.44	1.66

Amounts due to		
Equity partner of Group Company	**10.03**	–
Significant Interest Entities	**8.30**	–
Associate	–	0.86
	18.33	0.86

NOTE P - INCOME TAXES

The provision for income taxes comprises the following:

	2004	2003
Income before income taxes		
Domestic	**6,699.03**	8,245.05
Foreign	**2,169.01**	2,375.47
	8,868.04	10,620.52
Current income tax expense		
Domestic taxes	**955.37**	1,380.93
Foreign taxes	**1,020.52**	1,063.19
Deferred income tax expense / (benefit)		
Domestic taxes	**(46.08)**	323.28
Foreign taxes	**(162.76)**	(158.11)
Total	**1,767.05**	2,609.29

The tax effect of significant temporary differences that resulted in deferred income tax assets and liabilities and a description of the items that create those differences are given below:

Current deferred income tax assets, net	**2004**	2003
Accounts receivable, net of allowances	**158.90**	217.54
Inventory related	**395.52**	366.71
Deferred revenue expenditure	–	2.35
Capital lease obligations	**1.11**	0.56
Current liabilities	**673.85**	96.94
	1,229.38	684.10

Non-current deferred income tax assets		
Intangibles	**116.03**	52.17
Property, plant and equipment	**1.31**	–
Capital lease obligations	**1.50**	0.80
Net operating losses carried forward	**124.49**	162.48
Other non-current liabilities	**10.63**	–
Other non-current assets	**0.76**	1.00
Investments	**1.45**	2.82
Less: Valuation allowance in respect of net operating losses carried forward	**(61.54)**	(74.04)
	194.63	145.23

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

Non-current deferred income tax liabilities		
Property, plant and equipment	**1,041.86**	644.68
	1,041.86	644.68
Net deferred income tax asset	**382.15**	184.65

The enacted tax rate in India is 36.59 percent but the effective tax rate for the Group is 19.93 percent. The reduction in the effective tax rate is mainly on account of export earnings being exempt from tax in India, earnings derived from units set up in backward areas within India for which the Company is eligible for tax concessions under the local laws and the incremental deductions available under Indian tax laws for research and development activities.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

A valuation allowance has been established against the deferred income tax asset on account of the tax effect of the operating losses carry forward of Ranbaxy (U.K.) Limited and Ranbaxy (Guangzhou China) Limited. Net operating losses of Rs 701.20 million and Rs 733.54 million for December 31, 2004 and 2003 are eligible to be carried forward beyond five years. The applicable local tax laws allow the net operating losses to be carried forward as long as the respective entity continues its business.

Deferred income taxes on undistributed earnings of the Group's overseas operations have not been recognized as such earnings are considered to be indefinitely reinvested. The aggregate undistributed earnings considered to be indefinitely reinvested are approximately Rs 4,027.38 million and Rs 2,723.88 million as of December 31, 2004 and 2003 respectively.

NOTE Q - EMPLOYEE BENEFIT PLANS

a) Gratuity

In accordance with applicable Indian laws, the Company and its Indian subsidiaries provide for gratuity, a defined benefit retirement plan covering eligible employees ("the Gratuity Plan"). This Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment of amounts that are based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and contributed to the Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Group's consolidated financial statements:

	2004	2003
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**187.78**	140.14
Service cost	**22.24**	16.86
Interest cost	**13.15**	11.21
Actuarial loss	**40.09**	39.16
Benefits paid	**(26.96)**	(19.59)
PBO at the end of the year	**236.30**	187.78
Change in plan assets		
Fair value of plan assets at the beginning of the year	**201.89**	159.02
Actual return on plan assets	**17.58**	17.50
Employer contributions	**47.44**	44.96
Benefits paid	**(26.96)**	(19.59)
Plan assets at the end of the year	**239.95**	201.89

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q *(continued)*

Net gratuity cost for the years ended December 31, 2004 and 2003 included the following components:

	2004	2003
Service cost	**22.24**	16.86
Interest cost	**13.15**	11.21
Expected return on assets	**(17.58)**	(17.50)
Actuarial loss	**40.09**	39.16
Net gratuity cost	**57.90**	49.73

The actuarial assumptions used in accounting for the Gratuity Plan were as follows:

	2004	2003
Discount rate	**7%**	8%
Rate of increase in compensation levels		
Management employees	**4%**	5%
Other employees	**4%**	4.5%
Rate of return on plan assets	**8.5%**	8%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 - 20 years on the types of investments prescribed as per the statutory pattern of investment.

The Company's gratuity plan weighted-average asset allocations at December 31, 2004 and 2003 is fully in the debt instruments category.

The Company expects to contribute Rs 99.00 million to its gratuity plan during the year ended December 31, 2005. The following benefit payments, based on future services of employees, as appropriate, are expected to be paid:

Year ending December 31,	
2005	23.12
2006	25.60
2007	28.38
2008	31.49
2009	34.96
2010 to 2014	243.03

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contributions to a fund managed by The Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with the Company, although LIC administers the fund and determines the annual contribution premium required to be paid by the Company. In respect of the Indian subsidiaries, gratuity benefit is provided on the basis of actuarial valuation, performed by an independent actuary at the balance sheet date. Expenses incurred in respect of these employees approximated Rs 3.94 million and Rs 2.95 million for the years ended December 31, 2004 and 2003 respectively.

b) Superannuation benefit

Apart from being covered under the Gratuity Plan described earlier, certain employees of the Company and its Indian subsidiaries participate in a superannuation benefit; a defined contribution plan administered by the LIC. The Company and its Indian subsidiaries make annual contributions based on a specified percentage of salary of each covered employee. The Company and its Indian subsidiaries do not have any further obligation to the superannuation plan beyond making such contributions. Upon retirement or separation (only if after completion of service of 5 years) an employee becomes entitled for pension, as determined by the LIC, which is paid directly to the concerned employee. The Company and its Indian subsidiaries contributed approximately Rs 51.96 million and Rs 41.08 million to the superannuation plan during the years ended December 31, 2004 and 2003 respectively.

c) Pension plans

RPI participates in a savings plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer up to 15 percent of their annual

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q *(continued)*

earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

The plan provides that RPI can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees are 25 percent vested with regard to the employer's contribution following one year of service and fully vested after three years of service. For the years ended December 31, 2004 and 2003, the contributions to the plan were Rs 17.28 million and Rs 15.64 million, respectively.

RLL and one of its Indian subsidiaries also have a retirement pension scheme, which is linked to superannuation benefits described above. This pension scheme is applicable for certain management employees who retire after completion of service of 10 years or are separated after completion of service of 20 years, based on last drawn salary and tenure of employment. Such pension amount is reduced by the amount payable by LIC under the superannuation plan and is payable as additional pension. The liability for such additional pension is determined and provided on the basis of actuarial valuation.

The following table sets out the status of the pension plan and the amounts recognized in the Group's consolidated financial statements:

	2004	2003
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**420.02**	245.05
Service cost	**38.68**	22.52
Interest cost	**29.40**	19.86
Actuarial loss	**161.30**	141.15
Benefits paid	**(13.82)**	(8.56)
PBO at the end of the year	**635.58**	420.02

Net pension cost for the years ended December 31, 2004 and 2003 included the following components:

	2004	2003
Service cost	**38.68**	22.52
Interest cost	**29.40**	19.86
Actuarial loss	**161.30**	137.90
Net pension cost	**229.38**	180.28

The actuarial assumptions used in accounting for the Pension Plan were as follows:

	2004	2003
Discount rate	**7%**	8%
Rate of increase in compensation levels	**4%**	5%

The Company expects to contribute Rs 347.00 million to its pension plan during the year ended December 31, 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending December 31,	
2005	15.89
2006	18.28
2007	21.03
2008	24.18
2009	27.80
2010 to 2014	215.60

RLL and its Indian subsidiaries contributed approximately Rs 233.75 million and Rs 180.55 million to the pension scheme during the years ended December 31, 2004 and 2003 respectively.

d) Deferred compensation plan

RPI maintains a nonqualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100 percent of their compensation. The employees' contributions to the Plan

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q *(continued)*

are invested in certain funds based on each employee's investment election and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

e) **Vacation pay plan**

RLL and its Indian subsidiaries permit encashment of privilege leave accumulated by their employees on retirement, separation and during the course of service. The liability for encashment of privilege leave is determined and provided on the basis of actuarial valuation performed by an independent actuary at balance sheet date.

The following table sets out the status of the Vacation pay plan of RLL and the corresponding amounts recognized in the Group's consolidated financial statements:

	2004	2003
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**94.00**	66.89
Service cost	**21.98**	11.58
Interest cost	**6.78**	5.35
Actuarial loss	**29.98**	27.12
Benefits paid	**(24.96)**	(16.95)
PBO at the end of the year	**127.78**	93.99

Net vacation pay cost for the years ended December 31, 2004 and 2003 included the following components:

	2004	2003
Service cost	**21.98**	11.58
Interest cost	**6.78**	5.35
Actuarial loss	**29.99**	27.12
Net vacation pay cost	**58.75**	44.05

The actuarial assumptions used in accounting for the Vacation pay plan were as follows:

	2004	2003
Discount rate	7%	8%
Rate of increase in compensation levels		
Management employees	4%	5%
Other employees	4%	4.5%

RLL and its Indian subsidiaries provided approximately Rs 62.19 million and Rs 46.63 million towards the liability for encashment of privilege leave for the years ended December 31, 2004 and 2003 respectively.

f) **Other benefit plans**

RLL and certain Group Companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the subsidiary. These schemes are funded both by the members and by monthly company contributions, primarily based on a specified percentage of the employee's salary. The total contribution to these schemes during the years ended December 31, 2004 and 2003 are Rs 155.68 million and Rs 139.78 million, respectively.

NOTE R - SEGMENT REPORTING

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", sets out the standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographical areas and major customers.

Operations of the Company predominately relate to manufacture of pharmaceuticals (dosage forms, active pharmaceutical ingredient and drug intermediates), trading in pharmaceutical products, drug discovery research and novel drug delivery systems research, collectively referred to as "Pharmaceuticals" business. The Company is also engaged in operations relating to charter of aircraft, manufacture of laboratory chemicals and

(All amounts in Rupees Million, unless otherwise stated)

NOTE R *(continued)*

manufacture of pharmaceutical products for animal health care and diagnostics, collectively referred to as "Others" businesses. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by the above-mentioned segments.

Revenue and expenditure in relation to segments is categorized based on items that are individually identifiable to that segment.

Geographic segments are based on location of the customer of the Company.

Information by reportable business segments for the year 2004:

Particulars	Pharmaceuticals	Others	Total
Revenues	53,999.81	1,518.57	55,518.38
Less: Inter-segment revenue	(50.02)	(35.87)	(85.89)
Net revenues	53,949.79	1,482.70	55,432.49
Operating expenses			
Cost of revenues	22,068.24	899.42	22,967.66
Selling, general and administrative	18,870.24	371.26	19,241.50
Depreciation and amortization	1,410.07	21.63	1,431.70
Research and development	3,375.61	–	3,375.61
	45,724.16	1,292.31	46,016.47
Less: Inter-segment expenses	(35.87)	(50.64)	(86.51)
Net operating expenses	45,688.29	1,241.67	46,929.96
Net income before unallocated items	8,261.50	241.03	8,502.53
Reconciliation to net income			
Unallocated corporate expenses			(73.07)
Financial expenses, net			(82.42)
Other income, net			525.15
Income taxes			(1,767.05)
Equity in loss of affiliate			(4.15)
Minority interest			(33.54)
Net income as per Consolidated Statement of Income			7,067.45

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	46,655.00	1,002.88	47,657.88
Less : Inter-segment assets			
Accounts receivable, net of allowances	–	(5.96)	(5.96)
Other current assets, net of allowances	(61.05)	–	(61.05)
	(61.05)	(5.96)	(67.01)
Net assets employed	46,593.95	996.92	47,590.87
Unallocated corporate assets			6,034.32
Total assets			53,625.19

(All amounts in Rupees Million, unless otherwise stated)

NOTE R *(continued)*

Information by reportable business segments for the year 2003:

Particulars	Pharmaceuticals	Others	Total
Revenues	48,227.20	1,258.57	49,485.77
Less: Inter-segment revenue	(82.45)	(25.60)	(108.05)
Net revenues	48,144.75	1,232.97	49,377.72
Operating expenses			
Cost of revenues	20,693.65	752.67	21,446.32
Selling, general and administrative	13,515.06	344.18	13,859.24
Depreciation and amortization	1,210.20	16.32	1,226.52
Research and development	2,422.33	–	2,422.33
	37,841.24	1,113.17	38,954.41
Less: Inter-segment expenses	(25.60)	(83.38)	(108.98)
Net operating expenses	37,815.64	1,029.79	38,845.43
Net income before unallocated items	10,329.11	203.18	10,532.29
Reconciliation to net income			
Unallocated corporate expenses			(299.87)
Financial expenses			(3.60)
Other income, net			394.92
Income taxes			(2,609.29)
Equity in loss of affiliate			(3.22)
Minority interest			(9.84)
Net income as per Consolidated Statement of Income			8,001.39

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	36,390.98	880.74	37,271.72
Less : Inter-segment assets			
Accounts receivable, net of allowances	–	(4.48)	(4.48)
Other current assets, net of allowances	(595.76)	(1.98)	(597.74)
	(595.76)	(6.46)	(602.22)
Net assets employed	35,795.22	874.28	36,669.50
Unallocated corporate assets			5,134.29
Total assets			41,803.79

Information by reportable geographic segments:

	Revenue		Property, plant and equipment	
	2004	2003	**2004**	2003
India	**13,013.16**	13,984.29	**8,361.20**	4,991.70
Europe	**15,291.79**	9,501.41	**542.75**	311.14
Asia Pacific	**4,645.49**	4,656.77	**209.93**	167.61
North America	**19,938.33**	19,366.84	**1,378.66**	1,153.74
Rest of the world	**2,543.72**	1,868.41	**68.41**	86.29
	55,432.49	49,377.72	**10,560.95**	6,710.48

(All amounts in Rupees Million, unless otherwise stated)

NOTE S - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash equivalents, accounts receivables, other receivables, investment securities and deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. The Company's cash equivalents and time deposits are invested with banks. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of the business.

The carrying amounts of cash and cash equivalents, accounts receivables, other receivables, accrued liabilities, and accounts payable approximate fair value, because of the short-term maturities of these financial instruments. The carrying amounts of capital lease obligations, long-term debt and time deposits approximate their fair values as these carry interest rates which reflect market rate for borrowings with similar terms and maturities currently available to the Company. The fair value of the long-term deposits cannot be estimated as the maturity of these deposits is not presently known.

RLL and RPI accounted for approximately 42 percent and 34 percent (43 percent and 39 percent for 2003) of the Group's consolidated revenues in the fiscal 2004. At December 31, 2004 and 2003, two customers of RPI accounted for approximately 22 percent and 35 percent of its gross accounts receivable. During 2004 and 2003, there were two customers, each of whom individually accounted for approximately 10 percent of its net sales. For the year ended December 31, 2004 and 2003, the net sales of 10 products represented approximately 23 percent and 20 percent of the total sales of the group.

The Company enters into certain forward foreign exchange contracts where counter party is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant. The aggregate contracted principal of the Company's derivative financial instruments outstanding as at December 31, 2004 and 2003 are Rs 29,579.02 million and Rs 31,115.84 million respectively. The forward foreign exchange contracts mature between one month and fifteen months.

NOTE T - COMMITMENTS AND CONTINGENCIES

Leases

The future capital lease obligations are as follows:

Year ending December 31,	
2005	5.42
2006	4.28
2007	1.02
2008	–
	10.72
Less : Interest	(2.72)
	8.00

The obligations of the Group have been included in other current liabilities/ other liabilities, depending on the period in which the principal portion is payable.

RLL and the Group companies lease office premises and residential facilities under both cancelable and non-cancelable operating leases. Rent expense for the years ended December 31, 2004 and 2003 is approximately Rs 346.50 million and Rs 188.15 million, respectively.

The minimum rental commitments under the non-cancelable operating leases are approximately as follows:

Year ending December 31,	
2005	121.94
2006	97.39
2007	57.63
2008	40.37
2009 and thereafter	80.57

(All amounts in Rupees Million, unless otherwise stated)

NOTE T *(continued)*

Other Contingencies

RLL and some Group Companies are involved in certain claims, tax assessments and litigation arising in the ordinary course of business, primarily related to alleged patent infringement for products that the Group currently manufactures, sells or distributes or intends to manufacture, sell or distribute. In certain claims and litigation, the Group Companies are named as a Co-defendant, along with others, including RLL. Further, certain of the company's products have a higher regulatory risk profile, and accordingly the company has increased its product liability coverage. The company evaluates the requirements for establishing provisions for such claims, assessments and litigation pursuant to SFAS No. 5 management believes that these matters, taken individually or in the aggregate, will not have material adverse impact on the Group's financial position or results of operations. A summary of the contingencies existing as at December 31, 2004 and 2003 is as follows:

	2004	2003
Claims against the Company not acknowledged as debts*	**971.65**	948.73
Guarantees to banks	**5.31**	4.81
Bills purchased/discounted under letters of credit	**3.23**	4.01
Demand for taxes pending disposal of appeal(s)*	**206.53**	25.12
	1,186.72	982.67

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

* Includes Rs 301.19 million (2003 - Rs 269.48 million) deposited under protest.

Capital purchase commitments of the Group as at December 31, 2004 and 2003 are Rs 2,068.48 million and Rs 474.69 million respectively.

Strategic Agreements

The Group, in the ordinary course of business, has and may enter into strategic research, manufacturing, distribution and selling agreements. These agreements may call for certain financial commitments either pre or post-commercial launch of a product. Certain commitments are fixed in amount and certain are dependent on future sales volumes.

Royalty Agreements

During 2003, RPI entered into a royalty agreement with a third party for the payment of royalties relating to the sale of certain products in the United States of America. The third party supplies the active pharmaceutical ingredient ("API") to RLL. RLL, in turn, supplies the finished product to RPI. The total royalty expense incurred during 2004 and 2003 because of this royalty agreement is approximately Rs 696.79 and Rs 776.74 respectively, and is included in royalty expense. Approximately, Rs 547.47 and Rs 305.55 remained payable under the agreement as of December 31, 2004 and 2003, respectively.

The Group has also entered into royalty agreements for other products, none of which are considered individually significant.

NOTE U - LITIGATION SETTLEMENT

On March 30, 2005 Ranbaxy (U.K.) Limited reached a final settlement of the claims brought against it by the claimants, comprising of Department of Health, Prescription Pricing Authority and others, in connection with the supply of generic drugs to the National Health Services ("NHS") between 1996 and 2000. Under the terms of the settlement Ranbaxy (U.K.) Limited has agreed to compensate the NHS for Rs 371.90 million (GBP 4.5 million), without admission of liability. The litigation was initiated by the claimant in 2003, the settlement agreement provides additional evidence of a liability as at December 31, 2004. Accordingly, the amount has been charged to the profits for the year ended December 31, 2004 as litigation settlement and recorded as a liability in the balance sheet.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

RECONCILIATION BETWEEN THE FINANCIAL STATEMENTS UNDER INDIAN GAAP AND U.S. GAAP

Material differences between the financial statements under the Indian GAAP and U.S. GAAP are primarily attributable to the requirements of U.S. GAAP for accounting of depreciation of property, plant and equipment, amortization of goodwill & intangibles and forward foreign exchange contracts which are summarized below:

Description	**Indian GAAP**	**U.S. GAAP**
Depreciation of property, plant and equipment	At rates prescribed under respective domestic laws and regulations	Based on estimated useful life of assets
Forward foreign exchange contracts	Premiums earned/paid accounted in income statement over the term of contracts	Contracts that are not effective hedges are recorded at year end at their fair value and resultant gain/loss recognized in the results of operations

A reconciliation of net income as per Indian GAAP and U.S. GAAP is set out below :

	Rs Million	
	2004	2003
Net income as per U.S. GAAP	**7,067**	8,001
Additional depreciation on property, plant and equipment	**197**	128
Non-amortization of goodwill	**-**	(122)
Forward foreign exchange contracts at fair value at year end	**(94)**	(418)
Deferred taxes	**(107)**	66
Others	**(77)**	(61)
Net income as per Indian GAAP	**6,986**	7,594

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Ranbaxy Laboratories Limited
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RANBAXY

LABORATORIES LIMITED

Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana) India
Tel : + 91-124-5135000. Fax : + 91-124-5135001
Website : www.ranbaxy.com